EXECUTION COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

05056387

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Dated May 23, 2005

Commission File Number: 001-14666

MITTAL STEEL COMPANY N.V.

(Translation of registrant's name into English)

15th Floor, Hofplein 20
3032 AC Rotterdam
The Netherlands
(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X_ Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No_X

If "Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITTAL STEEL COMPANY N.V.

Date: May 23, 2005

By: ______________________

Name: Henk Scheffer

Title: Company Secretary

EXHIBIT INDEX

Exhibit 99.1 Mittal Steel Company N.V. Annual Report 2004.

MITTAL

Shaping the future of steel

Annual Report 2004



Contents

Mittal Steel is the world's largest steel company. We have manufacturing plants in 14 countries, which produce a wide range of high quality steel products that are sold to some 5,000 customers in approximately 90 countries. Our 164,000 employees make it all possible.

Chairman's Message

By all accounts 2004 was a landmark year in the Company's history. Following the acquisition of LNM Holdings by Ispat International to form Mittal Steel Company, and the subsequent and recently completed merger with International Steel Group (ISG), the Company has emerged as the world's largest steel producer.

The result of the combined transactions marks a major step forward in the Company's stated objective of being a low-cost, high-margin, global steel producer. With the creation of one unified company, Mittal Steel has enhanced its ability to reap the full benefits of its unmatched size and scope. The sheer global diversity of the Company, we believe, has made a deep impact in industrial circles, and has created strong brand equity. Operating in 14 different countries, we have emerged as a strong force in the steel industry, creating a platform for significant value addition for our shareholding community.

The merger with ISG establishes us as not only the world's largest producer with a capacity of over 70 million tons, but also as the premier producer in North America. We are confident about the prospects for the new Mittal Steel USA. When we first looked at ISG, it was immediately clear to us that its management had done an excellent job in integrating the assets and building a competitive and high quality steel operation. It was apparent that there would be many long-term synergistic opportunities between ISG and our existing US operation, Ispat Inland, on account of the complementary product and market mix and a similar, highly productive culture. Integration of the two businesses is one of our main priorities for 2005.

Since the time of the last severe downturn, I have been talking about the urgent need for consolidation as one of the most important solutions to deal with the fluctuating fortunes of the industry. We have long believed that such moves are necessary to establish a strong industry able to be competitive through the cycles, and to serve an increasingly multinational customer base.

Determined to realise our objective, during 2004 we pursued and completed a number of strategic acquisition opportunities all of which further enhance and strengthen the geographic and product profile of the Company. The most notable of these were the acquisition of Polskie Huty Stali (now known as Mittal Steel Poland) and the acquisition of a majority holding in Iscor (now known as Mittal Steel South Africa). We intend to continue to look for further acquisition opportunities, including both upstream and downstream assets. This is of particular importance in today's environment, where input costs continue to increase. Iron ore prices have increased substantially, although Mittal Steel is partially protected



from such rises on account of our proactive strategic policy of building an integrated business model.

Apart from consolidation through acquisitions, we also continue to evaluate opportunities for organic growth, both through our philosophy of Continuous Improvement and our Capital Expenditure Programme. The company-wide Improvement Programme focuses on monitoring operational performance across all aspects of our business and identifying ways in which to enhance performance and productivity leading to operational excellence. We continue to invest significantly to improve product quality and product mix. Capital expenditure is expected to double in 2005, encompassing a range of strategic improvements, which will enable us to move further up the value chain.

In today's environment, innovation and technical quality become increasingly important and engaging with our customers to provide them with the quality and standards they demand must be a priority at all times. Mittal Steel's Research and Development facilities continue to focus on leading the way in technical innovation and product development and it is gratifying to see a number of our researchers being recognised for their work in this field.

2004 is also remarkable for the exceptional results produced by the Company. Our record numbers were driven by strong global demand for steel, higher steel prices and the enhanced size of the business. Revenues increased by 132% to reach US$22.2 billion. Total shipments increased 53% to 42.1 million tons. Operating income more than tripled to US$6.1 billion representing an operating margin of 27.7%. I am sure that our shareholders will be pleased to note this exceptional performance, which was not only the product of the changed environment, but the result of the management's ability to leverage the environment for a substantial improvement in the bottom line.

There is no doubt, that as in 2003, the strong global demand for steel that we experienced in 2004 was largely driven from Asia, in particular China. Clearly China continues to be one of the main drivers of growth for the industry, but as I mentioned in my letter last year to shareholders, there is also a threat of it becoming a net exporter as it continues to expand its own capacity. This is a situation that must be monitored closely, although I do not believe this will create any distortion of the global supply/demand balance in the immediate future, as China appears to be handling its own expansion sensibly. We have also been looking at China in terms of building our own presence there, and in January we announced a joint equity partnership with the Hunan Province relating to Hunan Valin Steel Tube & Wire Company. This is a strategic agreement and should prove highly beneficial in helping us to further understand the dynamics of the Chinese steel market. The transaction is expected to close by the end of 2005 and we hope it will provide a strong foundation for further growth in China.

Looking ahead there are many challenges for both Mittal Steel and the Steel industry in 2005. For Mittal Steel, as already stated, one major challenge is the integration of ISG and ensuring that the full benefit of synergies embedded in the process are realised. I have no doubt that the management team in Mittal Steel is well equipped to deal with this challenge suitably. We must also focus on completing the major Capital Expenditure Programme envisaged for 2005.

There is a growing recognition in the industry that the dynamics of the industry have changed dramatically. The unprecedented market conditions have led on one hand to a revival in the steel pricing environment, and on the other, to shortages and spiralling costs of essential raw materials. These fundamental changes have created a new model for business management in the industry. The challenge now is to demonstrate that the industry has reached sufficient maturity to sustain itself through the cycles. It is my belief that the consolidation process will continue to take place in the industry giving it the much-needed impetus to respond to the challenge posed by the environment.

In this new era, Mittal Steel is at the forefront in terms of leading the way in consolidation and adopting a global mindset and business strategy. It is our aim to become the world's most admired steel institution, to become a benchmark for the industry, and to demonstrate excellence across every aspect of our business operations. This includes focusing on human resources, the environment, health and safety and community support, and we are now in the process of implementing updated policies for each of these areas.

We also continue to remain focused on maintaining high standards of Corporate Governance. The Dutch Corporate Governance code (the "Tabaksblat Code") came into force on January 1, 2004. Since our Governance model was already based on the rigorous corporate governance requirements in the United States, we did not have significant problems complying with these requirements and where necessary took shareholders approval. With respect to all aspects of Corporate Governance, the Company is committed to follow the best international practises both in letter and spirit.

We have recently announced a number of changes to the Board. I would like to take this opportunity to welcome Wilbur Ross, Lewis Kaden and Vanisha Mittal Bhatia to the Board. I have no doubt their experience and knowledge will be a valuable addition to the Company. I would also like to extend my sincere gratitude to both Fernando Ruiz and Malay Mukherjee who are stepping down from the Board. Both will continue to play very important roles in the Company, Malay Mukherjee in the crucial position of Chief Operating Officer of Mittal Steel, and Fernando Ruiz as a board member in the new Mittal Steel USA.

There have also been a number of changes at the senior management level. Most notably Aditya Mittal has been appointed President & CFO, reflecting his significant role in the growth of the company.

Finally, I would like to extend my appreciation to all our stakeholders who have supported us over the years. Specifically I would like to thank our independent Board Members for their support and guidance, both on the Board, and as members of various committees. The past twelve months have been the most exciting period in the Company's history, and the new Mittal Steel is well positioned to take advantage of current market dynamics and set new standards of excellence in the steel industry. None of this would have been possible without the support of our employees and I would like to offer my sincere thanks to them for their continued hard work and commitment.

Sincerely,



Lakshmi N. Mittal,
Chairman and Chief Executive Officer

A conversation with the CEO

Lakshmi N. Mittal, Chairman and CEO, shares his thoughts on what the creation of Mittal Steel means for both the Company and the global steel industry.

2004 was a very acquisitive year for you. How much more consolidation do you think needs to take place in the steel industry? Are you still on the look out for further acquisition opportunities?

It's true that 2004 was a great year for acquisitions by the Company. We completed the acquisition of Polskie Huty Stali in Poland and took control of Iscor in South Africa, increasing our shareholding to a majority stake. We also completed some other smaller transactions in Europe, acquiring assets in Bosnia and Macedonia. However, we are most excited about the recently completed merger with International Steel Group. This is all part of our strategy to remain a low-cost, high quality and preferred supplier of steel on a global scale. We have, to some extent, already achieved this, having built up positions of strength on four continents, but we continue to look for further opportunities that would enhance our business. We have never made any secret of the fact that we believe that consolidation and globalisation should bring long-term benefits to our industry. Do I believe that there has been enough consolidation yet? No, I do not. Mittal Steel Company is now the largest producer in the world, with only 6% of total global production. When compared with other industries, it is clear that steel is still a fragmented market. You have to ask what is it that we are trying to achieve through consolidation? The answer is a more stable, less volatile sector that can provide value to our stakeholders throughout the cycle. Is it realistic that we can achieve this whilst still operating in a fragmented marketplace? It will certainly be tough, but I believe the industry has reached a point where collectively it has embraced this idea and I think we will see continued consolidation over the next few years.

The steel industry has been notoriously cyclical. Do you believe it can shed its past image and reinvent itself as a sector that can provide long-term value?

To some extent the steel industry will always be cyclical, because its behaviour is determined by underlying economic growth. But in the past it has been characterised by severe swings and it is this volatility that I believe can be reduced. Again, we need to look at what has caused these swings and the resulting poor image that the industry has attracted. Essentially it has been the industry's inability to manage global supply and demand effectively. A more consolidated environment should make it easier for the industry to appropriately manage the cycles that we will experience. And if we can achieve this, then yes, I do believe we have the opportunity to move away from the past and demonstrate that we can create value through the cycles.

Do you think the fundamental structure and thinking of the industry has really changed?

Historically the steel industry was mostly state-owned, production driven and local in its thinking and behaviour. Compare this with the situation you find today and there is no question that the structure is rapidly changing. We have seen state ownership of steel companies decrease as countries have moved ahead with their privatisation programmes. This has led to the emergence of a more market-oriented industry, with the new breed of management teams focused heavily on the bottom line.

How much do you think your stakeholders believe in this possibility? How do you convince them that you are really making progress?

I believe we are making progress, but for our stakeholders the proof lies in the pudding. The steel industry has historically seen peaks and troughs. That is why, despite the buoyant steel markets we are currently experiencing, the steel industry is commanding very low earnings multiples in the financial community. This says to me that we still have much more to do in order to convince our stakeholders and financial markets that the fundamental structure of the industry has changed. How do we convince them that we are making progress? By continuing to focus on cost, by proving that we can better manage supply and demand, and by delivering superior results. Our stakeholders need to see the evidence that we are better able to manage ourselves as a result of consolidation. We need to demonstrate that we can be sustainable and I am absolutely convinced that we can.

You are regularly quoted as saying that there should be two or three, 100 million ton producers. Is this correct and do you believe it is possible? And do you continue to take the lead in further consolidation?

There should be at least three players between 80-100 million tons and I believe the key players in the industry are thinking about this seriously. Today you see so many steel companies talking about their desire to consolidate. Everyone experienced the severity of the last downturn and I think that is when companies really began to appreciate that there was a real need to change. I do not believe that 80-100 million tons is an unrealistic target. We are already a 60 million ton producer and we have more than doubled in size over the past few years. In our experience the benefits of size, scale and diversity add considerable value, and we will certainly be continuing to look for further acquisition opportunities.

Everyone talks about the threat from China. How real do you believe this threat to be?

We have recently entered into an equity partnership with the Hunan Province in China and we believe this will be a great opportunity, as it will really help us to understand the Chinese steel industry. China is clearly one of the most important markets for the steel industry and I have said several times that we cannot be truly global until we have a production presence in China. In this regard I see China as a big opportunity. They are already the largest consumer and producer and they are very ambitious in terms of improving their product development and marketing know-how. If we can help them build up this kind of knowledge, then I think the partnership should work very well. In terms of China becoming a threat, it is true that this year they will be exporting more than last year, but I believe the Chinese are very conscious of what they are doing. I don't think it is in their interest to disturb the global market. In any case, their domestic market continues to grow and they will need to continue to import the value-added products, which are not yet being produced within China.

Where do you see future growth coming from?

Everyone believes that countries like India, Russia and Brazil should see rapid growth and that steel demand will accelerate. I also believe that in addition, the countries

Western European standards. I believe it is safe to say that steel demand will continue to grow at around 3% annually over the next decade, and that is a lot of demand.

You have built up positions of strength in both developing and developed countries. What is your rationale for this; given some people believe that steel production will naturally migrate to lower-cost economies?

We do not think in terms of developed versus developing countries when we consider acquisitions. Instead we look at the particular situation and evaluate if we could add value to that company. We look at opportunities in both developed and developing markets and you can see this from our geographic profile, which is appropriately spread. It is true, however, that the lower-cost economies do have a cost advantage, but at the same time the developed economies have greater demand for higher quality, and therefore, each one has its own peculiarities. This is why our business model is global. We are also able to transfer knowledge and skills across all our assets. This is an advantage of being a global company.

Where do you see Mittal Steel being in ten years time?

Our strategy is to be a low-cost, high-margin, high-quality producer on a global basis. With this in mind we will continue to remain vigilant in terms of growth opportunities. This will include looking at downstream and upstream operations to support our steel-making facilities. We are investing heavily in capital expenditure at present with the intention of moving our products up the value chain, particularly in the developing countries. Our aim is to become the world's most admired

2004 Highlights

Record numbers: The acquisition of LNM Holdings was beneficial in terms of earnings enhancement.

Shipments (tons thousands)


2002
24,547
2003
27,446
2004
42,071

Sales (US$ billions)


2002
7.1
2003
9.6
2004
22.2

Regional Highlights

Shipments 2004 (tons millions)	
Americas	**12.1**
Europe	**18.0**
Rest of World	**11.9**

Sales 2004* (US$ billions)	
Americas	**6.6**
Europe	**9.9**
Rest of World	**7.6**

Operating income 2004 (US$ billions)	
Americas	**1.6**
Europe	**2.0**
Rest of World	**2.4**

Operating Income (US$ billions)



2002
0.7
2003
1.3
2004
6.1

Earnings per share (US$ per share)



2002
0.92
2003
1.83
2004
7.31

* Excluding eliminations

President's Message
Aditya Mittal, President and Chief Financial Officer, talks of a strong and important year for Mittal Steel.

2004 was a year of considerable progress in which Mittal Steel realised a number of its long-term strategic goals. Dominated by a succession of acquisitions, the year saw the Company cement its position as the number one steel-maker in both Central and Eastern Europe (CEE) and Africa. But most significant was the combination of Ispat International with LNM Holdings to form Mittal Steel Company, and the subsequent merger with International Steel Group. This double merger has cemented our position as the largest and most global steel company in the world.

From a financial perspective, the combination of Ispat and LNM was highly beneficial for shareholders of Ispat International in terms of earnings enhancement, and had a significant positive impact on the record results the Company announced earlier this year.

Further assisted by strong global demand for steel, 2004 was a record year for the Company with operating income in excess of US$6 billion, net income of US$4.7 billion and earnings per share of US$7.31. Although this is not a direct comparison given the changed structure of the business, it demonstrates clearly the strong financial profile of the Company. The merger with ISG has now completed and on a pro-forma basis for the year, revenues reached US$31.2 billion, operating income was approximately US$7.0 billion and shipments were 58 million tons.

Mittal Steel reported an industry-leading operating margin of 27.7 per cent for the year. This higher operating margin demonstrates the benefits of globalisation and consolidation. These tangible benefits extend across the key areas of purchasing and marketing. Our global position enables business units to procure their raw materials at better prices and from global suppliers, and to offer our customers a global solution worldwide. Similarly it has enabled us to build an unrivalled global knowledge base, which all operations benefit from through our active Knowledge Management and Continuous Improvement programmes.

The Company's balance sheet is robust and reflects management's determination to maintain Mittal Steel's investment grade standing in the years ahead. Liquidity is strong - with cash and cash equivalents of $2.6 billion at the end of the year. Net working capital at the year-end was US$1.2 billion. Significantly our credit rating has also been upgraded by the three leading credit rating agencies, to investment grade rating.

Our earnings were enhanced by the acquisition of several companies in 2004.

In March we completed the acquisition of Polskie Huty Stali, Poland's largest steel producer. This was a highly strategic acquisition for the Company as it established us as the leading producer in Central and Eastern Europe; a region we believe is set to enjoy further economic growth and enhanced demand for steel. Significantly, it also saw Mittal Steel emerge as the second largest producer in Europe as a whole. We believe the CEE offers considerable growth potential, particularly in terms of moving up the value chain. With this in mind, we are implementing a substantial investment programme across the region aimed at further improving product mix and quality.

Having built this position of strength in Central and Eastern Europe, we started to look at the opportunities in Southern Europe, namely Bosnia and Macedonia. In line with our strategy of building an integrated business model across each region we acquired iron ore mines, steel-making facilities and downstream finishing operations in these markets, which create a natural vertically integrated business.

Meanwhile our three-year investment in South Africa's largest steel producer, Iscor (now Mittal Steel South Africa) has proved highly beneficial to stakeholders as the transfer of our technical capabilities led to substantial cost-savings at Iscor. In June we received clearance from the South African competition authority to take control of the company. We have identified further ways for Mittal Steel South Africa to further enhance its performance, including increasing its production by up to 2 million tons.

We have also now completed the acquisition of ISG transforming us into the leading producer in the US, one of the world's key markets. This is an important acquisition for the Company and immediately transforms us into the largest player in the North American market. Mittal Steel and ISG share a similar operating culture and we are confident that the integration process will be seamless.

Having acquired these companies, we are now focused on ensuring they realise their true potential. This is reflected in our Capital Expenditure Programme. In 2004 capital expenditure rose substantially to US$898 million and is scheduled to rise further in 2005 to around US$1.5 billion. Much of this capital expenditure is being invested in modernising our newly acquired facilities to enable them to move up the value chain and be competitive in the global market place. Major projects undertaken in 2004 included the installation of new continuous casters in Kazakhstan and Romania, the re-commissioning of a coke oven battery and installation of a pulverised coal injection system in Poland, and the building of an HR degasser furnace in Mexico. The budget for the current year includes five major projects in Poland that will come on stream over the course of 2005 and 2006. Substantial investment is also planned for South Africa, Romania and Kazakhstan.

Looking ahead, we expect stable demand in 2005. Both selling prices and costs are expected to be higher than in 2004, but we expect to be able to maintain operating profit per ton at a similar level to 2004. There will be an increase in the effective tax rate, but, with a number of our operations in low tax areas, we expect the aggregate tax charge

Mittal Steel's industry leading operating margin of 27.7 % demonstrated the success of the Company's global strategy.

in 2005 to be in the region of 25 per cent. In all, we expect the Group's global strategy and the diversity of the markets it serves to continue to yield substantial benefits in the year ahead.

The progress we have made over the past few years is considerable. In 2002, we set out the goal of making this Company the world's most admired steel institution. The merger of Ispat International and LNM Holdings to create Mittal Steel, and the subsequent combination with ISG, is a significant step in achieving that goal. As a unified company Mittal Steel now has an exciting opportunity to establish a strong brand and build on it. Our aim is to make "MITTAL" synonymous with excellence in all we do – and to further build on our position as a low-cost, high-margin producer on a global scale.



Month by Month 2004 Highlights

In a record year for the Group, we made a series of strategic mergers and acquisitions, culminating in the acquisition of LNM Holdings by Ispat International to form Mittal Steel, and the subsequent merger with International Steel Group to create the world's

March

The acquisition of Polskie Huty Stali (PHS), Poland's leading steel-maker with an annual capacity of 8.3 million tons, made the Company the leading steel-maker in Central and Eastern Europe.

April

Joint venture agreement signed with RZR Ljubija for the development of the Ljubija iron ore mines and limestone quarries in Bosnia Herzegovina.

Acquisition of Atansore iron ore mines in Kazakhstan

May

Acquisition of a 800,000 ton hot strip mill and a 750,000 ton cold rolling mill in Macedonia.

June

Exclusive negotiating rights granted to acquire majority stake in BH Steel in Bosnia Herzegovina.

Acquired control of Iscor, South Africa. The South African Competition Tribunal cleared the Company to lift its holding in Iscor beyond 50 per cent and take control of the company.

August

Acquisition of BH Steel completed.

October

Ispat International announced it was to acquire LNM Holdings to form Mittal Steel Company. At the same time, the new Mittal Steel announced it had agreed to merge with International Steel Group in a transaction valued at $4.5 billion. The combined Mittal Steel now ranks number one among world steel-makers by output and revenues with 164,000 employees in 14 countries.

The Company announced a $1 billion investment programme in Central and Eastern Europe over the coming three to five years. The investment is targeted at moving the CEE operations into higher quality products.

December

The acquisition of LNM Holdings by Ispat International to form Mittal Steel was completed on December 17. Three days later, Mittal Steel received early clearance under US antitrust laws of its proposed merger with International Steel Group.

Operational Review
by Malay Mukherjee, Chief Operating Officer, Mittal Steel

Three factors were important in shaping operational developments in 2004: the integration of new and recent acquisitions; the advancement of the Group's programmes in the area of continuous improvement, knowledge management and customer satisfaction; and the strengthening of the corporate office in Rotterdam together with the creation of a new regional management structure for Central and Eastern Europe (CEE).

Mittal Steel also stepped up its capital expenditure, laying the ground to capture future opportunities, and continued with its strategy of building and developing both upstream assets in iron ore, coal and coke and downstream product manufacturing capabilities.

The biggest acquisition completed in the year was that of Polskie Huty Stali, now Mittal Steel Poland, with annual production capacity of approximately 8.3 million tons. Management was faced with a major task in aligning the operations' functions, services, controls and systems with Mittal Steel's philosophy. A major programme was immediately initiated aimed at integrating Mittal Steel Poland into the Group - and in particular developing synergies in areas such as purchasing, technology, product mix and marketing. It also initiated the PLN 2.4 billion Capital Investment Programme. With a 20 per cent increase in output over the past year, a highly satisfactory turnaround in performance was achieved.

In 2004, Mittal Steel also took control of Iscor, now Mittal Steel South Africa. The move allowed it to integrate the company for the first time into the Group's worldwide marketing programme. A new management team has been given the task of implementing a three-year plan focusing on increased output, further cost reduction and the optimisation of synergies available from the company's integration into Mittal Steel.

The Group's Continuous Improvement and Knowledge Management Programmes were broadened and deepened during the year, reflecting the number of substantial acquisitions completed in recent years. Continuous Improvement and the culture of learning have been at the heart of Mittal Steel's management approach from the very beginning and have played a major role in sustaining the focus on world-class technology and processes, advanced product development, quality and efficiency. In 2004, the Continuous Improvement team achieved significant productivity improvements – particularly in the CEE and Kazakhstan.

A new customer service initiative was launched to integrate customer relationships, previously managed either separately by different business units or on a regional basis, and reinforce the Group's standing as a global steel supplier to the world's largest corporations. As the Group has expanded it has become increasingly important to reinforce the message that customers' needs are given paramount attention at Mittal Steel. Product standardisation, the provision of common levels of service and the development of an online customer centre to present a single face to customers and suppliers alike – all are playing their part in making it easier for the world's global corporations, as well as local customers, to deal with Mittal Steel in every corner of the globe.

The strengthening of the corporate office in Rotterdam and the creation of a new regional management structure for the Group's CEE operations (also run from Rotterdam) reflected both the dramatic expansion in Mittal Steel's operations and its emergence in 2004 as the number one steel producer in the CEE.

Continuous Improvement and the culture of learning have been at the heart of Mittal Steel's management approach from the very beginning.

The new CEE team covers all the key functions of finance, sales and marketing, logistics, projects, human resources, legal and internal assurance. To staff the new team senior hires were achieved with executives joining from a host of top companies and consultancies including BP, Shell, Unilever, GE, Dow Chemical and McKinsey.
The role of the CEE team is to co-ordinate sales and marketing and improve the cost-effectiveness of the CEE operations, upgrade the product mix and ensure potential synergies are maximised.

This new CEE team will now form part of the enlarged European team, as we recently announced that we would be merging our Central and Eastern European operations with our Western European operations to form one unified European business structure. The European organisation will be headed by Roeland Baan, who will assume responsibility for the operational management of all European business units and the implementation of the business plan across this region, further improving Mittal Steel's competitive position in Europe and ensuring the Company captures all possible synergies.

Mittal Steel progressed its Capital Expenditure Programme throughout the year, with the investment judiciously focused on the following areas:

- Meeting higher standards for environment and health and safety performance
- Enhancing productivity, quality and cost competitiveness
- Meeting the future demands of our customers for the highest quality products

Investment in these three areas is vital in ensuring that we continue to take advantage of all of the future opportunities, and we will be continuing to further build and enhance on the progress made in 2004 throughout 2005. A list of the main projects can be found on page 51.

Looking ahead to 2005, one of our main priorities will be the integration of International Steel Group into the operating culture of Mittal Steel. This will include identifying, analysing and capturing the various synergies arising out of optimum asset utilisation; examination and appropriate allocation of product mix and grades; and the rationalisation and improvement of customer service.
The operations of Inland and ISG are naturally complementary and we have every confidence that the new Mittal Steel USA will emerge as a high quality, customer-focused market leader.

We also remain focused on moving the management and governance practices across the whole Company towards best-in-class. Finally, as Mittal Steel continues to grow, attracting and retaining the best talent must become an even higher priority. We have been implementing a number of new policies in the past year relating to this area and will continue to further develop and enhance this framework in 2005.

Mittal Steel is the world's largest and most global steel producer with shipments of 58 million tons and revenues of $31.2 billion in 2004*.

First row (left to right)
Lakshmi N. Mittal
Aditya Mittal
Rene Lopez
Second row (left to right)
Andres Rozental
Vanisha Mittal Bhatia
Wilbur L. Ross
Third row (left to right)
Muni Krishna T. Reddy
Lewis B. Kaden
Narayanan Vaghul



Board of Directors

Lakshmi N. Mittal,
Chief Executive Officer and Chairman of the Board of Directors

Mr. Lakshmi N. Mittal is the Chairman of the Board of Directors and Chief Executive Officer of Mittal Steel. He is the founder of Ispat International and LNM Holdings and was responsible for the strategic direction and development of both companies. He is also a non-executive director of Mittal Steel South Africa, an executive committee member of the International Iron and Steel Institute, a member of the Foreign Investment Council in Kazakhstan, the International Investment Council in South Africa, the World Economic Forum's International Business Council, a director of ICICI Bank Ltd. and is on the Advisory Board of the Kellogg School of Management in the US. Mr. Mittal was awarded Fortune magazine's 'European Businessman of the Year 2004' and was named 'Entrepreneur of the Year' by The Wall Street Journal. He was previously named Steel-Maker of the Year in 1996 by New Steel, a leading industry publication, and was awarded the 8th honorary Willy Korf Steel Vision Award, the highest recognition for worldwide achievement in the steel industry. American Metal Market and World Steel Dynamics presented the award.

Aditya Mittal,
President and Chief Financial Officer and Member of the Board of Directors

Mr. Aditya Mittal is President and Chief Financial Officer of Mittal Steel. He joined the Company in 1997 and was formerly Vice-Chairman of the Board of Directors and Head of Mergers and Acquisitions of LNM Holdings, where he was responsible for all acquisitions since 2000. From 1997 to 2000, he served as Head of Mergers and Acquisitions at Ispat International. Mr. Aditya Mittal also serves on Mittal Steel's Board of Directors and the Board of Directors of Mittal Steel South Africa. From 1996 to 1997, Mr. Aditya Mittal worked at Credit Suisse First Boston in the mergers and acquisitions area. He holds a Bachelor's Degree in Economics from the Wharton School in Pennsylvania, United States with specialisation in strategic management and corporate finance, from which he graduated magna cum laude.

Wilbur L. Ross,
Member of the Board of Directors

Prior to the recent merger between Mittal Steel and ISG, Mr. Ross served as the Chairman of the ISG Board of Directors since ISG's inception. Mr. Ross is the Chairman and Chief Executive Officer of WL Ross & Co. LLC, a merchant banking firm, a position he has held since April 2000. Mr. Ross is also the Chairman and Chief Executive Officer of WLR Recovery Fund L.P., WLR Recovery Fund II L.P., Asia Recovery Fund, Asia Recovery Fund Co-Investment, Nippon Investment Partners and Absolute Recovery Hedge Fund. Mr. Ross is also the general partner of WLR Recovery Fund L.P., WLR Recovery Fund II L.P., Asia Recovery Fund, and Absolute Recovery Hedge Fund. Mr. Ross is also Chairman of Ohizumi Manufacturing Company in Japan, Burlington Industries and Cone Mills Corporation in the United States, and Insuratex, Ltd. in Bermuda. Mr. Ross is a board member of the Turnaround Management Association, Nikko Electric Co. in Japan, Tong Yang Life Insurance Co. in Korea, and of Syms Corp., Clarent Hospital Corp., 360 Networks Corp. and News Communications Inc. in the United States. Mr. Ross is also a member of the Business Roundtable. Previously, Mr. Ross served as the Executive Managing Director at Rothschild Inc., an investment banking

Board of Directors *(continued)*

Narayanan Vaghul,
Member of the Board of Directors

Mr. Vaghul has 49 years of experience in the financial sector and has been the Chairman of Industrial Credit and Investment Corporation of India Limited for 16 years, and of ICICI Bank for the last three years. Prior to this, he was Chairman of the Bank of India and Executive Director of the Central Bank of India. He was chosen as the Businessman of the Year in 1992 by Business India, a leading Indian publication, and has served as a consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a board member of various other companies, including Wipro Limited, Mahindra & Mahindra Limited, Nicholas Piramal India Limited, Apollo Hospitals Limited and Himatsingka Seide Limited.

Ambassador Andres Rozental,
Member of the Board of Directors

Ambassador Andres Rozental has a long and distinguished career in the Mexican Diplomatic Service. Over the past 36 years, he has held various senior government and diplomatic posts including Ambassador of Mexico to the United Kingdom, Ambassador of Mexico to the Kingdom of Sweden, Ambassador, Permanent Representative to the United Nations in Geneva, as well as Deputy Foreign Minister of Mexico. From December 2000 to January 2002, he was Ambassador-at-Large and Special Presidential Envoy for President Fox of Mexico. Ambassador Rozental has received several awards, including the Grand Cross of the Polar Star (Sweden) and the Grand Cross of the Civil Merit Order (Spain). He is also an officer of the National Order of Merit (France). Ambassador Rozental is currently a member of the Board of Managing Directors of New India Investment Trust Ltd., Aeroplazas de Mexico and Inmobiliaria Fumisa. He is Chairman of the Board of Latinoamericana de Duty Free and the President of his own consulting firm, Rozental & Asociados in Mexico City. He is President of the Mexican Council on Foreign Relations and a trustee of the Universidad de las Americas, his alma mater.

Rene Lopez,
Member of the Board of Directors

Mr. Lopez has approximately 37 years of experience in international finance, manufacturing and marketing with multinational corporations including Alcatel-Alsthom and GEC Alsthom, where he has worked since 1966. He was President and General Manager of Alcatel-Alsthom and GEC Alsthom Canada. Currently Mr. Lopez is owner and President of Gesterel Inc. in Canada, a consultancy services boutique specialising in mergers and acquisitions, finance and technology transfer management. Mr. Lopez has received the commemorative medal at the 125th anniversary of the Canadian Confederation.

Muni Krishna T. Reddy,
Member of the Board of Directors

Mr. Reddy has over 34 years of experience in financial services and he is presently the Chairman of State Bank of Mauritius Ltd (SBM Group), Chairman of Bank SBM Madagascar, Chairman of SBM Nedbank International ltd. and Deputy Chairman of Global Financial Services PLC Malta. He holds the following directorships: Director on the Boards of Air Mauritius Ltd; British American (Holdings) Ltd; British American Insurance Company of the Bahamas Ltd; British American International Corporation Ltd; British American (UK) Ltd; India Growth Fund Inc, New York; Intercommercial Bank Ltd, Trinidad; Intercommercial Trust & Merchant Bank Ltd; Mauritius Telecom Ltd; Overseas Telecommunication Services Ltd and South East Asia Regional Fund Ltd. Mr. Reddy has taken over as Chairman of SBM Group in October 2003, after having been the Chief Executive Officer of SBM Group for more than 16 years. Prior to taking over as Chief Executive Officer of SBM Group in 1987, Mr. Reddy worked in Singapore and India. Mr. Reddy was conferred in 1993 with the title "Grand Officer of the Order of the Star and Key of the Indian Ocean" (GOSK) by the Government of the Republic of Mauritius for distinguished services in Banking.

Lewis B. Kaden,
Member of the Board of Directors

Mr. Kaden has approximately 38 years of experience in corporate governance, dispute mediation, labour and employment law, and economic policy. He is currently a partner at the law firm of Davis Polk & Wardwell. Prior to that, Mr. Kaden served as Counsel to the Governor of New Jersey, as a Professor of Law at Columbia University and as director of Columbia's Center for Law and Economic Studies. He served as a director of Bethlehem Steel Corporation for ten years and is currently Chairman of the Board of Directors of the Markle Foundation. He is a member of the Council on Foreign Relations and the moderator of the Business-Labor Dialogue. Mr. Kaden is a magna cum laude graduate of Harvard College and of Harvard Law School.

Vanisha Mittal Bhatia,
Member of the Board of Directors

Mrs. Vanisha Mittal Bhatia was appointed as a member of the LNM Holdings Board of Directors in June 2004 and subsequently appointed to Mittal Steel's Board of Directors in December 2004. She has a Bachelor of Arts Degree in Business Administration from the European Business School, and has completed corporate internships at Ispat Shipping Limited (now Mittal Shipping), Ispat Hamburger Stahlwerke (now Mittal Steel Hamburg) and with an internet-based venture capital fund.

Senior Executive Management

Corporate Directors

Lakshmi N. Mittal,
Chief Executive Officer and Chairman of the Board of Directors

For biography see page 17.

Aditya Mittal,
President and Chief Financial Officer and Member of the Board of Directors

For biography see page 17.

Malay Mukherjee,
Chief Operating Officer

Mr. Mukherjee is the Chief Operating Officer of Mittal Steel and has over 32 years of experience in a range of technical, commercial and general management roles in the steel industry. In his role as Chief Operating Officer, Mr. Mukherjee has focused on improving operational performance across all business units, focusing on capturing major marketing synergies. He has also overseen the successful integration of all recent major acquisitions, including those in Romania, Czech Republic, Poland and South Africa. Mr. Mukherjee has held various senior management positions within Mittal Steel, including Managing Director of Imexsa (now Mittal Steel Lazaro Cardenas) and President and Chief Executive Officer of Ispat Europe Group (now Mittal Steel Europe). He has also served as Managing Director of Ispat Karmet (now Mittal Steel Temirtau).

Bhikam C. Agarwal,
Executive Vice President Finance and Corporate Controller

Mr. Agarwal is the Executive Vice President Finance and Corporate Controller of Mittal Steel and has over 29 years of experience in steel and related industries. He has held various senior executive positions within Mittal Steel and was previously Chief Financial Officer since its formation as Ispat International. He has been responsible for the financial strategy of Mittal Steel and has been a co-ordinator of its prior activities in the capital markets, two of which received "Deal of the Year" awards from International Financing Review, a leading global financial publication. Mr. Agarwal has also led the finance and accounting functions of Ispat International across all its operating subsidiaries.

Ashok Aranha,
Director Materials

Mr. Aranha joined the Company in 1991 and is responsible for the development and implementation of the Company's purchasing strategy and the implementation of most global purchases for the Company. He has over 34 years of experience in materials and procurement management. Mr. Aranha was the Head of materials at Ispat Hamburger Stahlwerke (now Mittal Steel Hamburg) and at Caribbean Ispat Limited (now Mittal Steel Point Lisas) prior to this position. He holds an MBA from XLRI, Jamshedpur, India.

Sam Chakrabarti,
Director Projects

Mr. Chakrabarti joined the Company in February 2002 after spending 16 years as a board member of a number of companies within Voest-Alpine Group of Austria. He has 35 years experience within the steel and engineering industries, 24 years of which relates to project management involving technology transfer and plant building. Mr. Chakrabarti is a member of the Institute of Directors and the Chartered Management Institute, UK.

Narendra Chaudhary,
Director Operations and Maintenance

Prior to his current position as Director, Operations and Maintenance, Mr. Chaudhary was Chief Executive Officer of Mittal Steel Galati in Romania, a position he held since December 2001. Prior to joining Mittal Steel Galati, he was Chief Executive Officer of Mittal Steel's operations in Kazakhstan. Mr. Chaudhary possesses over 39 years of experience in a variety of technical and managerial functions in the steel industry. Mr. Chaudhary joined Imexsa in Mexico (now Mittal Steel Lazaro Cardenas) in 1993 as Director, Operations, and became Executive Director in 1996. He worked at various Steel Authority of India Limited, or SAIL, plants in various capacities for 28 years. Mr. Chaudhary has a Bachelor's Degree in Engineering from Bihar Institute of Technology, India.

Arvind Chopra,
Director Internal Assurance

Mr. Chopra joined the Company in April 2000 and is responsible for the facilitation of management's performance of risk assessments and for the evaluation of internal controls. He is also in charge of the internal auditing function. Formerly a partner with KPMG, Mr. Chopra has over 18 years of experience in internal auditing, risk management, internal control evaluations and corporate governance related matters. He has also held positions at Arthur Andersen, Nestlé and Price Waterhouse. Mr. Chopra is a member of Institute of Chartered Accountants of India and the Institute of Internal Auditors.

Nicola Davidson,
General Manager, Corporate Communications

Ms. Davidson joined the Company in November 2003 and is responsible for co-ordinating group communications. Prior to joining, she worked for Merlin Financial, a financial communications consultancy in the city of London, where she advised a number of clients in the mining and metals sector including Mittal Steel. Ms. Davidson holds a Bachelor of Arts Degree from Durham University.

Simon Evans,
General Counsel

Mr. Evans joined Mittal Steel in September 2001 as General Counsel. He has over 16 years of experience in corporate and commercial law in both industry and private practice. Formerly, Mr. Evans was European Counsel at Rohm and Haas Company and prior to that he worked at the law firm Taylor Joynson Garrett, London. Mr. Evans is a graduate of Oxford University, England and the College of Law, Guildford in Surrey, England.

Greg Ludkovsky,
Chief Technology Officer

Dr. Ludkovsky is Chief Technology Officer of the Company, as well as Vice President Research and Development and Chief Technology Officer of Ispat Inland. Mr. Ludkovsky joined Inland Steel in 1979 and advanced through a number of positions in steel products research prior to becoming Vice President, Research and Development of Inland Steel in 1995. Dr. Ludkovsky has a PhD in Metallurgical Engineering.

Corporate Directors *(continued)*

Sudhir Maheshwari,
Executive Vice President
Finance and Corporate Treasurer

Mr. Maheshwari, is Executive Vice President, Finance and Corporate Treasurer of Mittal Steel and has over 16 years of experience in steel and related industries. He was previously the Chief Financial Officer of LNM Holdings since January 2002. He has played an integral and key role in all the recent acquisitions by Mittal Steel. Having worked for Ispat International for 13 years, Mr. Maheshwari held the positions of Chief Financial Officer, Ispat Europe Group (now Mittal Steel Europe), Ispat Germany (now Mittal Steel Germany) and Caribbean Ispat Limited (now Mittal Steel Point Lisas), and Director of Finance and M&A for Ispat International. He has also played a key role in various corporate finance and capital market projects including the IPO in 1997. Mr. Maheshwari is an Honours Graduate in Accounting and Commerce and a member of The Institute of Chartered Accountants and The Institute of Company Secretaries in India.

Ondra Otradovec,
Director Corporate Finance and Advisory

Mr. Otradovec joined the Group in May 2003 from HSBC Investment Bank, where most recently he was Associate Director, Corporate Finance and Advisory, based in London. At HSBC he had specific responsibility for the origination and execution of corporate finance transactions in emerging markets, with particular focus on Central and Eastern Europe. Having advised LNM Holdings on their successful acquisition of Nova Hut and other steel companies within the Czech Republic whilst at HSBC, he has existing detailed knowledge and understanding of the Group. Prior to joining HSBC's London office, Mr. Otradovec was based in the bank's Prague office, where he was responsible for origination, structuring and execution of corporate finance transactions, privatisations and equity offerings. Previously he worked for James Capel in London, Samuel Montagu in Prague and Metropolitan Life in New York. He has a BA in Finance from the State University of New York in Stony Brook, NY.

Jean-Pierre Picard,
Director Marketing – Flat Products

Mr. Picard is responsible for flat products marketing strategy ensuring a strong market driven approach in the development of the Company's business strategy and the delivery of value to the customers. He joined Sidbec (now Mittal Canada Inc.) in 1980 as Vice-President of Marketing and Sales. He was previously Senior Vice-President of British Steel, Canada where he worked for 13 years. Mr. Picard has been active in many steel industry related associations. He holds a Master Degree in Commercial Sciences from Laval University, Quebec, Canada.

Thekkemadom N. Ramaswamy,
Director Finance

Mr. Ramaswamy is Director, Finance for the Company. He is responsible for corporate finance and financial strategy. He has 34 years experience covering a wide range of financial management functions and has been with the Company since 1989, previously holding positions as General Manager, Finance at Caribbean Ispat (now Mittal Steel Point Lisas), Director, Finance at Ispat Mexicana (now Mittal Steel Lazaro Cardenas) and CFO at Ispat Sidbec (now Mittal Canada Inc.). He holds a Bachelor of Commerce Degree from the University of Madras, India, an MBA from the Indian Institute of Management, Ahmedabad, India and is a Fellow Member of The Association of Chartered Certified Accountants, UK.

Leon V. Schumacher,
Chief Information Officer

Mr. Schumacher joined the Group in September 2003 to lead the Group's Information Technology activities. He joined Mittal Steel Company from the management board of Arcelor International, where he was responsible for logistics, marketing and IT. Mr. Schumacher has 12 years experience in the steel industry in information technology, operations and financial roles. He has also held positions at GSX.Com, TradeARBED and ProfilARBED and worked many years in the United States. Mr. Schumacher holds a Master's Degree in Electrical Engineering from Ecole Polytechnique Federale (EPF) in Zurich, Switzerland and a Master's Degree in Management from HEC Business School in Paris, France.

Bill Scotting,
Director Continuous Improvement

Mr. Scotting joined the Group in September 2002 to lead the Group's Continuous Improvement activities. Formerly an Associate Principal at McKinsey & Company, Mr. Scotting has 10 years experience in the steel industry in technical, operations management and consulting roles. He has also held positions at BHP Steel, Pioneer Concrete (UK), Mascott Partnership and CRU International. Mr. Scotting holds a Bachelor of Science (Metallurgy) degree from the University of Newcastle in Australia, where he was awarded the Australasian Institute of Metallurgy Prize for Metallurgy, and an MBA (with distinction) from Warwick Business School in the UK.

Peter D. Southwick,
Director Quality Assurance and Application Development

Dr. Southwick is Director, Quality Assurance and Application Development. He has recently moved to this position from his previous position as President and Chief Executive Officer of Ispat Inland. Dr. Southwick has over 23 years of experience in the steel industry, and he joined Inland Steel in 1980. Prior to his recent position, Dr. Southwick has held various senior positions at Ispat Inland including Executive Vice President, Operations and Vice President, Operations - Flat Products. Dr. Southwick has published numerous technical papers and a book titled "Accelerated Cooling of Steels". In 2003, he served as the Vice Chairman of American Iron and Steel Institute. He is a member of the Iron and Steel Society, the American Society for Quality and the Institute of Materials

Viral C. Vora,
Director Shipping

Mr. Vora joined the Company in 1989. He is responsible for the implementation of transportation policy and strategy for the Company's raw materials and finished products. He is also responsible for the operation, chartering and management of the Company owned/chartered ships. He has over 29 years of experience in the shipping industry and has worked in the areas of chartering, operations and insurance. Mr. Vora was formerly General Manager, Shipping, at Caribbean Ispat Limited (now Mittal Steel Point Lisas). Mr. Vora has a degree in statistics and mathematics.

Inder Walia,
Director Human Resources

Mr. Walia joined the Company in 2000 and is responsible for the development and implementation of human resources strategies for the Company. He has 23 years of experience in human resource positions. He has a post-graduate degree in Human Resources from Tata Institute of Social Sciences, Mumbai, India. He is also an active member of various human resource committees. Mr. Walia has held various positions in human resources at Modi Corp and HCL Hewlett Packard.

Regional Senior Management

Roeland Baan,
Chief Executive Officer, Mittal Steel Europe

Mr. Baan is Chief Executive Officer for Mittal Steel Europe. He joined the company in August 2004 and previously was CEO for Mittal Steel's central and eastern European operations. He joined Mittal Steel from the global conglomerate SHV Holdings, which lists metals recycling amongst its non-core activities. He spent eight years as a member of the Energy Divisions Executive Committee and was responsible for developing and executing the Group's strategy across a number of key regions including Europe, South America and the Mediterranean rim. Prior to this, Mr. Baan spent 16 years with Shell, where he held a number of positions worldwide. He holds a Masters Degree in Economics from Vrije Universiteit in Amsterdam.

Lutz Bandusch
Chief Executive Officer, Mittal Steel Hamburg

Mr. Bandusch is the Chief Executive Officer of Mittal Steel Hamburg in Germany. He was previously General Manager of the DR and Steel Plant at Mittal Steel Hamburg. Mr. Bandusch joined Mittal Steel Hamburg in 1994 and held various positions before his appointment as General Manager in 2001. Mr. Bandusch is actively involved in the Group's Knowledge Management Programme and has made suggestions for improving operational performance at various Mittal Steel EAF operations.

Vijay K. Bhatnagar,
Chief Operating Officer, Mittal Steel Temirtau

Mr. Bhatnagar is the Chief Operating Officer of Mittal Steel Temirtau. Prior to his current position, Mr. Bhatnagar was Managing Director of Mittal Steel Lazaro Cardenas, a post he held from October 2002.
He has over 34 years of experience in the aluminium and electronics industries.
He is a metallurgical engineer by qualification and worked in various line and staff positions at INDAL (erstwhile ALCAN subsidiary) in India for over 31 years. He later became the Joint Managing Director and then the Managing Director of AT&S Indian operations (a subsidiary of AT&S AG Austria) and worked in these positions from 1999 until 2002.

Nawal K. Choudhary,
Chief Executive Officer, Mittal Steel Temirtau

Dr. Choudhary is the Chief Executive Officer of Mittal Steel Temirtau in Kazakhstan, a position he has held since January 2002. Dr. Choudhary started his career as a mining engineer in the Bhilai Steel Plant, India, in 1964. In 1984 he moved to India's largest public sector aluminium company, National Aluminium Company Ltd (Nalco). In 1992 he joined Indian Aluminium Company Ltd, or INDAL, as Chief Engineer New Projects, to lead the Utkal Alumina Project - a World Class Mega Project. From 1992 to 1998 he worked in various senior positions like the Director and Chief Executive of Utkal Alumina India Ltd and Director and Group President, Smelter, Chemicals & Power. In December 1997 Dr. Choudhary was appointed as a Director of the INDAL Board and Chief Operating Officer of the Company.
In October 1998 he assumed the position of Managing Director, Operations of INDAL. In April 1999 Dr. Choudhary was also appointed as independent Chairman of the Board of Directors of Utkal Alumina International Limited - a joint venture project undertaken by INDAL, Norsk Hydro of Norway and Alcan Aluminium of Canada.

Frantisek Chowaniec,
Chief Executive Officer, Mittal Steel Poland and Vice Chairman of the Supervisory Board, Mittal Steel Ostrava

Mr. Chowaniec is the Chief Executive Officer of Mittal Steel Poland. He was also previously CEO of Mittal Steel Ostrava and is now Vice Chairman of Mittal Steel Ostrava's Supervisory Board. He has over 35 years experience in the running and management of the steel industry. Mr. Chowaniec graduated from the Metallurgical Faculty of VSB Ostrava and graduated from a Post-graduate Manager Course at the University of North Florida.

Davinder Chugh,
Chief Executive Officer, Mittal Steel South Africa

Mr. Chugh is the Chief Executive Officer of Mittal Steel South Africa and has over 25 years experience in the steel industry, in particular materials purchasing, logistics, warehousing and shipping. Prior to being appointed Chief Executive, Mr. Chugh held the position of Commercial Director since May 2002. Before joining Mittal Steel South Africa he was vice president of purchasing at Ispat Europe Group (now Mittal Steel Europe). Mr. Chugh has been with the Company since 1995 and successfully integrated the materials management functions at newly acquired plants in Hamburg, Duisburg, France, Romania and Algeria. Prior to this, he held several senior positions at the Steel Authority India Limited in New Delhi, India. He holds degrees in science and law and has a Master's Degree in Business Administration.

Denis Fraser,
Executive Vice-President and Chief Operating Officer, Mittal Canada

Mr. Fraser joined Mittal Canada in February 1999 as Commercial Director, Wire Rod, and was until April 2002, General Manager of the Wire Rod business unit. Mr. Fraser holds a Bachelor's degree in Mechanical Engineering from the Ecole Polytechnique and an MBA in Finance and Accountancy from McGill University. In his 19-year career with a major oil company prior to joining Mittal Steel, he held several key positions in operations, sales and marketing.

Sanjay Kumar,
Chief Executive Officer, Mittal Steel Annaba & Mittal Steel Tebessa

Mr. Kumar joined Mittal Steel in September 2002 and was appointed CEO of its Algerian operations in August 2004. Prior to this position, he was responsible for the Commercial activities of Mittal Steel Ostrava in the Czech Republic, and later for Mittal Steel Poland. He is an MBA graduate from the Indian Institute of Management, Calcutta and an alumni of the Indian Institutes of Technology, Kharagpur and Bombay. He has over 25 years experience in the chemicals and steel industries, including 4 years at Foseco, 14 years at the Indian subsidiary of Unilever and 9 years at the Thapar Group company, BILT, in various positions of sales and marketing, operations and business development.

John Kuriyan,
Managing Director, Mittal Steel Point Lisas

Mr. Kuriyan is the Managing Director of Mittal Steel Lisas and has over 31 years experience in engineering, manufacturing and general management in the steel and tyre industry. Prior to his current position, he was Director General of Servicios Siderúrgicos Integrados, S.A. de C.V., a subsidiary of Mittal Steel Lazaro Cardenas. He has also served as Senior Vice President, Manufacturing at Dunlop India Limited and as President and CEO of Falcon Tyres Limited. He is a graduate of the Indian Institute of Technology and holds a Bachelor of Technology Degree in Mechanical Engineering and is a Postgraduate from the same institute in Industrial Engineering.

Bernard Laupretre,
Chief Executive Officer, Mittal Steel Gandrange and Tréfileurope

Mr. Laupretre is Chief Executive Officer at both Mittal Steel Gandrange and Tréfileurope. Mr. Laupretre has served as CEO of Tréfileurope, a wire drawing company and subsidiary of Mittal Steel Germany GmbH, since September 2002. He has additionally been responsible for overseeing operations at SMR since 2004. Mr. Laupretre has given Tréfileurope an enhanced customer and cost focus as well as improved its market positioning. He joined the Company in February 1990 and has held various senior management positions.

Richard Leblanc,
President and Chief Executive Officer, Mittal Canada Inc.

Mr. Leblanc is the President and Chief Executive Officer of Mittal Canada Inc., and has approximately 36 years of experience in the steel industry. Mr. Leblanc spent 18 years in various senior management positions at Stelco Inc. before joining Sidbec (now Mittal Canada Inc.) in 1987 as Vice-President, Production. He became President and Chief Executive Officer in 1996. Mr. Leblanc is a Director of the American Iron and Steel Institute and the Canadian Steel Producers Association. He holds a Bachelor's Degree in Electrical Engineering from Laval

Gregor Munstermann,
Chief Executive Officer, Mittal Steel Ostrava

Mr. Munstermann is the Chief Executive Officer of Mittal Steel Ostrava. Prior to this he was Chief Executive Officer at Mittal Steel Hamburg, a position he held since March 2001. He has over 16 years experience in the steel industry. His previous positions include General Manager of the Steel Plant and the Direct Reduction Plant. Mr. Munstermann holds a Diploma at University Clausthal-Zellerfeld.

Gerhard Renz,
Chief Operating Officer, Mittal Steel Europe

Mr. Renz is the Chief Operating Officer of Mittal Steel Europe and has over 31 years of experience in the steel industry. Mr. Renz formerly worked as the Managing Director of Ispat Hamburger Stahlwerke (now Mittal Steel Hamburg). Mr. Renz is a board member of Verein Deutsche Eisenhuttenleute, Wirtschaftsvereinigung Stahl and the European Iron and Steel Institute. He holds a Bachelor's Degree in Engineering.

Louis Schorsch,
Chief Executive Officer, Mittal Steel USA

Prior to the merger between Mittal Steel and ISG, Dr. Schorsch was the President and Chief Executive Officer of Ispat Inland where he was responsible for significant improvement sin the companies operational performance. Mr. Schorsch has over 26 years of experience in consulting and managerial roles predominantly relating to the steel industry. Prior to joining Ispat Inland in October 2003, Dr. Schorsch held various senior positions in the consulting and e-commerce sectors. His immediate previous assignments have been as President and Chief Executive Officer of GSX.Com Inc. and Principal at McKinsey & Company, where he worked from 1985 until 2000. While at McKinsey, he was a co-leader of the firm's metals practice. Dr. Schorsch has published numerous articles in such publications as Business Week and Challenge and has also co-authored a book on steel titled "Upheaval in a Basic Industry".

KAP Singh,
Chief Executive Officer, Mittal Steel Galati

Mr. Singh is Chief Executive Officer of Mittal Steel Galati. He was previously Chief Operating Officer at both Mittal Steel Poland and Mittal Steel Ostrava. He joined Mittal Steel in 1999 as Executive Director, Operations at Mittal Steel Lazaro Cardenas and was elevated in 2000 to CEO. He moved to Mittal Steel Ostrava in 2002 as COO and a member of the Management Board, to oversee all operational aspects of the business. He was appointed COO at Mittal Steel Poland in 2004 and played a major part in the successful turnaround of both CEE operations.

Bernd Webersinke,
Managing Director, Mittal Steel Hochfeld and Mittal Steel Ruhrort

Mr. Webersinke has been Managing Director of Mittal Steel Hochfeld since 1997 and Mittal Steel Ruhrort since 1999, and has over 26 years of experience in the steel industry. Prior to his current position, he worked as General Manager in production and maintenance at Ispat Hamburger Stahlwerke (now Mittal Steel Hamburg). Mr. Webersinke is a Board Member of Germany's Steel-Makers Association (VDEh). He is a metallurgical engineer by qualification.

Company Profile
Mittal Steel has a unique global footprint, operating steel-making facilities in 14 countries and sales offices in 11 more.

Underlying Mittal Steel's success is a consistent strategy that emphasises size and scale, product diversity and quality, and a strong customer focus.

Mittal Steel has a unique global footprint, operating steel-making facilities in 14 countries and sales offices in 11 more. With steel-making plants on four continents and an outstanding track record of growth, it has a presence in every market segment and enjoys a reputation for product quality and innovation. And with the recent merger with International Steel Group of the United States now completed it is also the world's number one steel producer.

Underlying Mittal Steel's success is a consistent strategy that emphasises size and scale, product diversity and quality, and a strong customer focus. It has allowed Mittal Steel to become one of the lowest-cost, highest-margin producers in the industry, serving many of the world's most demanding customers.

Mittal Steel has led the consolidation of the world steel industry. Its acquisition programme has been driven by the firm belief that to deliver the range and quality of products global customers demand, a steel-maker must have the scale and worldwide presence to do so competitively.

Scale and worldwide presence bring many benefits. The ability to aggregate global purchasing allows Mittal Steel to source raw materials at advantageous prices – in many instances by accessing new supplier bases. All operations gain access to world markets through the Group's global sales and marketing network. Worldwide presence ensures consistent customer service worldwide.

Mittal Steel's operations support one another by generating inter-company supplies and product synergies. A Knowledge Sharing Programme in place since the mid-1990s is designed to speed the flow of best practice and techniques around the Company. It has been a major contributor to the success Mittal Steel has achieved in turning around acquisitions. It is supported by both a Continuous Improvement Programme - driven from the corporate office - and a culture of learning that is built on the encouragement of talent at every level.

Geographic diversity is mirrored by product diversity. The product portfolio comprises a wide range of both flat and long products. In longs, Mittal Steel produces numerous products ranging from automotive forgings to bright drawn free machining bars and a wide range of wire rod. In flat products, it produces hot and cold rolled, galvanised, exposed quality automotive, plates, pipes and tubes. The diversity of that product portfolio ensures a breadth of customer mix.

Mittal Steel invests in product technology. With two state-of-the-art research facilities, it has developed a comprehensive portfolio of advanced high-strength steels for the automotive industry and innovative products for the appliance and electric motor industries. It was one of the first steel-makers to participate in the customer product design process and continues to lead the way in helping customers reduce costs, improve product performance and meet new environmental and safety standards. On repeated occasions, Mittal Steel scientists have received worldwide recognition for their work.

The Group has also invested heavily in the plants it has acquired, modernising facilities, expanding capacity, and improving product mix. Mittal Steel has built a reputation for turning acquired companies into world-class operations through the implementation of this strategy.

Today, the Group is among the most efficient steel producers in the world, combining both integrated and mini-mill facilities and operating a range of modern process technologies. It has led the way in the production and use of direct reduced iron (DRI), which has helped keep the cost base flexible while ensuring a high-quality product mix.

One of the few vertically integrated steel-makers in the world, Mittal Steel has invested consistently in iron ore and coal mines in order to protect its supply sources and provide insulation against increases in input costs. It is one of the world's largest producers of coke and has access to an extensive infrastructure of deepwater ports, railway sidings and engineering workshops.

Mittal Steel has forged a unique path in its industry. It intends to continue to do so.

Company History

Mittal Steel has led the consolidation of the global steel industry.

1989

Acquisition of Iron & Steel Company of Trinidad & Tobago
Caribbean Ispat (now Mittal Steel Point Lisas) was formed to lease, and then buy, the assets of the Iron & Steel Company of Trinidad & Tobago, an integrated mini-mill steel complex.

1992

Acquisition of Sibalsa
Acquired from the Mexican Government. Today, the renamed Mittal Steel Lazaro Cardenas is the world's only dedicated producer and supplier of high quality steel slabs.

1994

Acquisition of Sidbec-Dosco
Canada's number four steel-maker (now Mittal Canada) was acquired from the Government of Quebec. The company is the only integrated mini-mill in Canada

1995

Acquisition of Hamburger Stahlwerke
The German wire rod producer (now Mittal Steel Hamburg) – brought new mini-mill expertise to the Group.

Ispat Shipping
(now Mittal Shipping) was formed to provide ocean transport solutions for the Group.

Acquisition of Karmet
One of the largest integrated single site steel plants in the world, the Kazakh company Karmet (now Mittal Steel Temirtau). The company has its own coal mines, iron ore mines and power generation assets, making it one of the lowest cost steel producers in the world.

1997

Flotation of Ispat International NV
Ispat International, the company controlling the Group's operations in Mexico, Trinidad & Tobago, Canada and Germany, floated on the New York and Amsterdam stock exchanges. It was one of the largest and most successful IPO's in the steel industry at that time.

Acquisition of two more German companies, Ispat Stahlwerk Ruhrort (now Mittal Steel Ruhrort) and Ispat Walzdraht Hochfeld (now Mittal Steel Hochfeld). The companies have a long- term contract with Thyssen to buy hot metal and make some of the highest grades of steel.

1998

Acquisition of Inland Steel Company
Ispat International bought America's fourth largest steel-maker, Inland Steel Company, renowned for its innovation and product quality. It has two downstream joint ventures with Nippon Steel of Japan.

Our track record of growth
Production (tons in '000)


42,100
27,457
24,626
20,304
18,853
18,675
13,563
10,532
8,343
5,657
2,932
1,922
1,473
420
480
600
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
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2001
2002
2003
2004

1999

Acquisition of Unimétal
Ispat International acquired the French company, Unimétal Group (now Mittal Steel Gandrange), including Tréfileurope and SMR, becoming the largest producer of high-quality wire rods in Europe.

2001

Acquisition of ALFASID -
LNM Holdings acquired ALFASID (now Mittal Steel Annaba) from the Algerian government. It is the largest producer of steel in North Africa and has its own iron ore mines.

Acquisition of Sidex
LNM Holdings acquired Sidex, an integrated steelworks in Galati, from the Romanian Government. The company (now Mittal Steel Galati) is the largest steel-maker in Romania. In 2004, the Group bought three more steel facilities in Romania – Tepro (Now Mittal Steel Iasi), Petrotub Roman

2002

LNM Holdings signed business assistance agreement with Iscor.
The company agreed to provide techno-commercial assistance to the South African steel-maker over a three-year period in exchange for Iscor shares. LNM took control of Iscor, now Mittal Steel South Africa, in June 2004.

2003

Acquisition of Nova Hut
LNM Holdings acquired Nova Hut (now Mittal Steel Ostrava) the largest steel producer in the Czech Republic.

2004

Acquisition of Polskie Huty Stali
LNM Holdings acquired Poland's leading steel producer, now renamed Mittal Steel Poland.

Acquisition of BH Steel
LNM Holdings bought Bosnia's BH Steel (now Mittal Steel Zenica).

Acquisition of Atansore iron ore mines in Kazakhstan

Acquisition of Macedonian facilities from Balkan Steel
LNM Holdings bought hot and cold rolling mills in Skopje (now Mittal Steel Skopje).

Acquired controlling stake in Iscor (now Mittal Steel South Africa)

Creation of Mittal Steel and merger with International Steel
Ispat International acquires LNM Holdings to form Mittal Steel. At the same time, Mittal Steel announced the agreed merger with International Steel Group of the US, in a cash and shares deal worth $4.5 billion to create the world's largest steel-maker.

Global Presence

Mittal Steel has established itself as a unique global player with operations on four continents.

Locations in 14 countries across 4 continents

Over 58 million tons of annual steel shipments*

5,000 customers in 120 countries

164,000 employees from over 45 nationalities





We look at opportunities in both developed and developing markets.


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Americas

Mittal Steel's operations in the Americas are located in the United States, Canada, Mexico and Trinidad. *Total steel shipments in 2004 amounted to 12.1 million tons compared with 11.6 million tons in 2003. The region generated revenue of $6.6 billion, up from $4.1 billion in 2003. Operating income of $1.6 billion compared with $136 million in 2003.

Mittal Steel's operations in the Americas *are low-cost, efficient producers that* achieve the highest operating margin among peer group companies. The operations in Mexico, Canada and Trinidad have led the way with the production and use of direct reduced iron (DRI), playing a large role in the Group's drive to combine a high quality product mix with a competitive and flexible cost base. Captive facilities of DRI amount to 8.3 million tons a year.

Mittal Steel's operations in the Americas *offer a diverse portfolio of high value products,* serving a blue chip list of customers. With award-winning research, they have been at the forefront of new product developments for the automotive industry in particular.

Following the merger with International Steel Group, Mittal Steel is now the largest steel producer in the United States.

Americas

Mittal Steel's operations in the Americas offer a diverse portfolio of high value products, serving a blue chip list of customers.

Mittal Steel USA

Mittal Steel USA is the largest steel producer in the United States, formed from the combination of Mittal Steel's existing US business, Ispat Inland, with the assets of International Steel Group.

Mittal Steel USA is a major supplier to the North American automotive industry as well as to the broader transportation sector, serving customers in the trucking, off-highway, agricultural-equipment, and railway industries. Mittal Steel USA also has a strong customer base in the appliance, office furniture, electrical motors, packaging, industrial machinery, and other manufacturing sectors, as well as the distribution and service-center industry.

Mittal Steel USA operates some of the most modern and efficient steel plants in North America. Major steel producing sites are located in East Chicago and Burns Harbor, Indiana; Cleveland, Ohio; Weirton, West Virginia; Sparrows Point, Maryland; Steelton, Pennsylvania; Georgetown, South Carolina; and Riverdale, Illinois. Value-added plate markets are served from the Company's Coshocton and Coatesville, Pennsylvania, facilities, as well as from operations in Indiana. As part of its partnership with Nippon Steel Corporation, the Company also operates two state-of-the-art steel-finishing plants near New Carlisle, Indiana: I/N Tek, a continuous cold rolling plant that produces sheet steel of unmatched quality and consistency, and I/N Kote, a plant comprising both hot-dip and electrogalvanising lines for flat-rolled steel. Mittal Steel also owns iron ore mines in Minnesota as well as coal properties in Pennsylvania and a direct-reduced-iron facility in Trinidad.



Mittal Canada

Mittal Canada is Canada's fourth largest steel producer and the only Canadian steel-maker using internally produced DRI as its primary metallic input. Its wide range of high-quality flat and long steel products is sold mainly in Canada and the United States to the automotive, engineering, construction and other industries.
Its subsidiaries and joint ventures produce wire and bar (Walker Wire), wire (Acufil), pipe (Delta Tubes), galvanised products (Sorevco) and processed scrap (Sidbec Feruni and Deitcher & Frère).

Mittal Steel Lazaro Cardenas

Mittal Steel Lazaro Cardenas is Mexico's largest steel producer and the world's largest slab producer dedicated to the manufacture and sale of slabs solely to outside customers. The company is the only dedicated slab producer in the world using the DRI-EAF continuous casting method for its entire production. The company has an annual capacity of 4.0 million tons.

Mittal Steel Lazaro Cardenas' unique technology, combined with advanced secondary metallurgy and vacuum degassing facilities, enables it to produce a broad variety of grades of slabs with wide-ranging applications. These range from sophisticated applications for the automobile and appliance industries to corrosion-resistant plates for shipbuilding, and structural and commercial grades for the construction industry.

Raw materials and slabs are shipped through a dedicated port facility, which is Mexico's largest bulk handling port.

Mittal Steel Point Lisas

Mittal Steel Point Lisas is the largest steel-maker in the Caribbean and the largest non-oil industrial complex in Trinidad and Tobago. It is a fully integrated mini-mill, using internally produced high-quality DRI to manufacture billets and a wide range of medium to high quality grades of wire rods. With the largest DRI Midrex™ Megamod in the world, Mittal Steel Point Lisas' DRI production is now 2.7 million tons, enabling it to supply other Mittal Steel companies.

The company benefits from reasonably priced, locally available natural gas and has a modern, captive marine terminal that handles cargo on a 24-hour basis.
More than 90 per cent of output is exported – to the Caribbean, Central and South America, Canada, the USA and the Far East.

Europe

With operations in France, Germany, Poland, Czech Republic, Romania, Bosnia and Macedonia, Mittal Steel is Europe's second largest steel producer – and the number one in quality long products. Boosted in particular by the acquisition of Mittal Steel Poland, total European shipments reached 18 million tons in 2004 compared with 10.7 million tons in 2003. Revenue increased from $3.8 billion in 2003 to $9.9 billion in 2004. Operating income of $2 billion compared with $317 million the previous year.

Among the highlights of last year was the acquisition of Polskie Huty Stali (now renamed Mittal Steel Poland), completed in March. Mittal Steel bought a 69 per cent shareholding in the company, which has since increased to 72.4 per cent, together with an option to acquire an additional 25 per cent. The acquisition established Mittal Steel as the leading steel producer in Central and Eastern Europe. A successful turnaround was achieved at Mittal Steel Poland within a matter of months of the company's acquisition.

Mittal Steel has integrated the management of the four underlying operations of Mittal Steel Poland and started to restructure the business in accordance with the medium-term business plan agreed with the Polish state as part of the purchase agreement. It has also commissioned a number of major projects as part of a planned €500 million investment programme aimed at improving product quality and productivity.

The Group also acquired the Bosnian company, BH Steel, now renamed Mittal Steel Zenica, and a majority stake in the Ljubija iron ore mines in Bosnia. Mittal Steel plans a series of targeted investments aimed at lifting production at Mittal Steel Zenica from a legacy level of approximately 200,000 tons a year.

The acquisition of a 800,000 ton hot strip mill and a 750,000 ton cold rolling mill in Skopje, Macedonia significantly expanded Mittal Steel's downstream activities in 2004. Combined with the downstream activities in Romania at Hunedoara (acquired in April 2004), Roman and Iasi (acquired in 2003), Mittal Steel now operates a total of 15 downstream mills in Europe, and is one of the major producers of pipes and tubes.


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Europe

Our recent expansion in Central and Eastern Europe has led to our emergence as Europe's second largest steel producer.

Mittal Steel Hamburg

Mittal Steel Hamburg is Europe's only integrated mini-mill. It operates a DRI plant, an EAF-based steel-making plant, continuous casting facilities and a high-speed rolling mill. It is acknowledged as a global leader in both high-quality wire rod production and the integrated mini-mill process. It is also a pioneer in areas such as melt shop productivity and energy efficiency.

The product range includes wire rods for applications such as springs, piano strings and aircraft cable. Mittal Steel Hamburg's subsidiary, Kent Wire Limited, is a leading producer of fabric reinforcement in the UK.

Mittal Steel Hochfeld

Mittal Steel Hochfeld produces high-quality wire rods. Its modern rod mill manufactures high-quality products such as tyre cord, free cutting steel, cold heading steel, spring steel, welding wire, roller bearing steel and low carbon steel. The company is located close to its major market in the Rhine-Ruhr area. The neighbouring Duisburg-Ruhr harbour area provides excellent transportation links for export markets.

Mittal Steel Ruhrort

Mittal Steel Ruhrort specialises in high-quality steel grades, which it supplies as continuous cast blooms or rolled billets. The company manufactures its products from 1.3 million tonnes per annum of hot metal supplied by Thyssen Krupp Stahl. Low residual steel is then manufactured at the plant's converter shop using secondary metallurgical equipment. The plant's continuous casting machine is one of the most modern in the world. Subsequent soft reduction in the straightening zone of the caster provides a bloom with low centre segregation.

Mittal Steel Gandrange

Mittal Steel Gandrange is one of Europe's leading producers of wire rod. It produces a large range of long products, including wire rod, bars and billets of various sizes, for a variety of applications. Its steels are employed extensively in the automotive, construction and engineering industries. They are marketed principally to customers in the primary processing industries for uses such as wire drawing, cold heading, bright drawing, tyre reinforcement, forging, springmaking, shock absorbers and free cutting. Its subsidiary, SMR, produces high quality wire rods and cold drawn steel bars.

Mittal Steel Ostrava

Mittal Steel Ostrava is the largest integrated steel producer in the Czech Republic, producing around 3.5 million tons of liquid steel a year. It supplies companies in the construction, mining, machinery, energy, transportation, water and oil and gas markets. Some 40 per cent of sales are exported, the majority to other EU countries.

Mittal Steel Ostrava produces flat products, long products, tubes and a range of engineered products that includes medium and heavy shaped bars. Among the high-quality products introduced in recent years are dynamo steel, ribbed square core wire for reinforcing concrete, round section bars and oil tubes with Cr-Mo steel. Tube production has been expanded to take in seamless and welded tubes with external polyethylene insulation and external and internal cement insulation.

Mittal Steel Poland

Mittal Steel acquired the former Polskie Huty Stali, Poland's largest integrated steel-maker, in March, 2004. Headquartered in Katowice, Mittal Steel Poland consists of four plants located in Dabrowa, Krakow, Sosnowiec and Swietochlowice. It boasts a full production system – from pig iron to final, highly processed steel products – producing around 6.5 million tons of liquid steel annually.



The company manufactures both flat and long products for industries such as construction, automotive, household appliances, transportation, mining and steel constructions. The range of products includes rails, sections, rolled products, construction mats, various types of wire, strip, hot rolled and cold rolled sheets, mining sections and sheet piles.

Mittal Steel Galati

Mittal Steel Galati is the largest integrated iron and steel works in Romania. Built in the 1960s, Mittal Steel Galati is an integrated blast furnace BOF operation, producing in excess of 5 million tons of liquid steel annually. It produces high-quality plate, hot and cold rolled sheet, galvanised sheet, large diameter longitudinally welded pipes, blooms and billets. Located at the Danube port of Galati, Mittal Steel Galati enjoys ready access to the world's sea routes as well as other transport infrastructure. Customers include the shipbuilding, automotive, construction and oil and gas industries. Two-thirds of production is exported – to more than 40 countries.

Mittal Steel Zenica

Mittal Steel acquired 51 per cent of BH Steel in Bosnia in August 2004. Mittal Steel Zenica produces a variety of long products, including forgings, bar and rod. The investment programme at Mittal Steel Zenica is aimed at restarting the integrated production route, commissioning electric arc furnace production, modernising the remaining facilities and improving the product portfolio.

Mittal Steel Hunedoara

Mittal Steel Hunedoara was acquired by Mittal Steel in April 2004 and is located near Romania's western border. The company produces long products – continuous cast billets, hot rolled profiles, hot rolled bars, structural steel and wire rod. It has an annual steel-making and rolling capacity of approximately in excess of 800,000 tons and enjoys access to the Danube and Black Sea.

A $12 million investment programme is aimed at improving the quality and technology of Mittal Steel Hunedoara's production facilities over the next ten years. The main focus of that investment will be the modernisation of the electric arc furnace and the upgrading of the finishing mills.

Mittal Steel Iasi

Located in the industrial zone of Iasi, Mittal Steel Iasi produces longitudinally welded carbon steel tubes and cold formed profiles with an annual production capacity of 380,000 tons.

Mittal Steel Roman

Mittal Steel Roman was acquired by Mittal Steel in December 2003. Located in Roman, Romania, the company produces a variety of seamless carbon and low alloyed steel pipes – including casing, tubing and line pipes – and has a capacity of 550,000 tons a year. The company's products are used in the oil and gas, fossil fuel and nuclear energy, machine engineering and civil engineering industries.

Mittal Steel Skopje

Mittal Steel Skopje produces hot rolled coils and sheets, cold rolled coils and sheets, HDG and PPGI coils. Following its acquisition by Mittal Steel in May 2004, Mittal Steel Skopje redesigned its product offering to focus on products in short supply in and strengthen the product profile.



Rest of World

Mittal Steel has operations in Kazakhstan, South Africa and Algeria. It has also agreed to acquire a 37 per cent holding in Hunan Valin Steel Tube and Wire Co in China. Combined shipments in 2004 were 11.9 million tons, compared with 5.1 million tons in 2003. Revenue was $7.6 billion, up from $2.3 billion in 2003. Operating income for the year was $2.4 billion, up from $707 million in 2003.

The Rest of World operations are among the lowest cost, highest margin steel producers in the world with a highly diversified product and customer mix and enjoying substantial access to captive raw materials.

Mittal Steel is the largest steel producer in Africa. In 2004, the Group took its holding in Iscor, South Africa's leading steel producer, above 50 per cent. The move was the culmination of nearly four years co-operation between the two companies. Mittal Steel purchased its first stake in the company in 2001 and subsequently advised on a major cost-saving programme at the South African company in exchange for further shares.

The acquisition of majority control enables Iscor to receive Mittal Steel's proprietary technology and also access its global marketing and procurement processes. It will enable Iscor to draw on the Group for continued assistance in achieving new efficiencies and cost savings.

Rest of World

The Rest of World operations are among the lowest cost, highest margin steel producers in the world, with a highly diversified product and customer mix, and enjoy substantial access to captive raw materials.

Mittal Steel South Africa

Mittal Steel South Africa is Africa's leading steel producer, with a capacity in excess of 7 million tons per annum. Mittal Steel lifted its stake in the company to a majority shareholding in June 2004. Mittal Steel South Africa has four steel-making operations – Vanderbijlpark Steel and Saldanha Steel (flat products) and Newcastle Steel and Vereeniging Steel (long products). It has access to 8.5 million tonnes a year of iron ore resources through joint ownership of undivided mineral resource, and a procurement contract with the South African mining company, Kumba Resources.

The Vanderbijlpark Steel operations produces 3.5 million tons of liquid steel a year, equivalent to 84 per cent of South Africa's flat steel requirements. Saldanha Steel is a state-of-the-art mill commissioned in 1998 with a design capacity of 1.4 million tons per annum. It is the only steel mill in the world to have successfully combined the Corex/Midrex process into a continuous casting chain, making it a world leader in emission control.

In long products, Mittal Steel South Africa exports around 40 per cent of its annual 1.9 million tons of production.

Mittal Steel Temirtau

Mittal Steel Temirtau is one of the largest single-site integrated steel plants in the world, with a steel-making capacity of 5.5 million tons per annum. It is located on the banks of the Nura River, near Temirtau, Kazakhstan. Using basic oxygen furnace (BOF) technology, it is one of the most modern steel plants with its own captive coal, iron ore and power. The company exports about 96 per cent of its output – to some 65 countries.



Mittal Steel Annaba

Mittal Steel Annaba is the largest integrated steel plant in the Maghreb region and is located 12 km south of the city of Annaba, Algeria. It has a steel-making capacity of 2 million tons a year. The plant has its own captive iron ore mines and dedicated port facilities, connected by rail to the plant.

Mittal Steel Annaba's product range includes hot rolled and cold rolled coils and sheets, hot dipped galvanised products, tin plates, wire rod, rebar and seamless tubes. With a strong hold on its domestic market, the company exports its output to other Maghreb countries, Europe, the Middle East, China and South East Asia.

Vertical Integration

The combination of strong upstream activities in the form of iron ore, coal and coke production and significant downstream activities such as wire, pipe and tube production is one of the hallmarks of Mittal Steel.

While many steel producers have chosen to focus solely on steel-making for the past 25 years, Mittal Steel has consistently invested in captive sources of raw material whenever it was economic to do so and taken advantage of attractive opportunities to add to its downstream activities.

Against the backdrop of sharply rising coal and iron ore prices, the advantages of maintaining captive upstream resources are increasingly being recognised. Mittal Steel has enjoyed a degree of insulation from raw material price increases by being able to source more than 40 per cent of its iron ore and coal requirements from Group companies and strategic contracts. Its reserves of iron ore are 2 billion tonnes; and reserves of coal are 1.3 billion tonnes.

In coke, Mittal Steel owns more than 15 million tonnes of annual production capacity – which meets the company's overall annual requirements. Following the acquisition of Mittal Steel Poland, the Group is now the number one producer of coke in Europe.

Mittal Steel is also the world's largest producer and user of direct reduced iron (DRI) with a capacity of 11 million tonnes. DRI is a major input material at the Group's plants in Mexico, Canada, Germany, Trinidad and South Africa – and plays a major role in the drive for quality and cost flexibility.

During 2004, Mittal Steel added iron ore assets in Kazakhstan and Bosnia. In Kazakhstan, the acquisition of additional iron ore reserves together with the modernisation of existing assets is intended to make Mittal Steel Temirtau self-sufficient in iron ore by the end of 2005. It is already self-sufficient in coal and power.

In Bosnia, Mittal Steel acquired a majority interest in a joint venture to mine and develop the Ljubija iron ore mines. The Ljubija joint venture agreement was one of a series of transactions in Bosnia and Macedonia in 2004 that together have resulted in the establishment of a new, vertically integrated operation in the Balkans producing slab, long products, pipes and tubes – all drawing on a captive resource of iron ore. Mittal Steel acquired majority holdings in Bosnia's BH Steel, now Mittal Steel Zenica, and in a hot strip mill and a cold strip mill in Skopje, Macedonia. With a $135 million ten-year investment programme planned for the Zenica plant, it is intended to lift production from 200,000 tons a year to over 2 million tons. The plant could supply slab to the two rolling mills, which have a current design capacity of 0.8 million tons and 0.75 million tons a year respectively.

Mittal Steel has reaped benefits from its ownership of substantial downstream activities. The combination of upstream and downstream facilities provides a hedge against price fluctuations and permits a steel-maker to better manage market volatility. In addition, its downstream presence has enabled Mittal Steel to get closer to its end-customers, better understand their requirements and build a better brand presence.

Mittal Steel is now one of the world's largest pipe and tube producers and has a significant presence in wire products. Its coating and galvanising operations include state-of-the-art facilities at I/N Tek and I/N Kote in the US joint venture with Nippon Steel. In 2004, it further added to its downstream facilities in Europe with the acquisition of the Romanian steel-maker Siderurgica Hunedoara which brought with it three rolling mills. Taken together with the acquisitions of Iasi and Roman in Romania, completed in late 2003, this has cemented Mittal Steel's position as one of Europe's leading producers of pipe and tubes.



Markets and Products

2004 was marked by strong global demand for Mittal Steel's products across all markets as rising consumption in China impacted the supply/demand balance. This led to the perception of supply shortages and sharp price increases. Prices realised by Mittal Steel in 2004 rose by an average of 54 per cent.

To a degree, the rise in prices also reflects a secular shift in the world steel industry. For many years a volume-driven business in which steel-makers were prepared to accept low prices in order to defray high fixed costs, the steel industry has undergone a major change in attitudes as a result of privatisations, consolidation and other ownership changes. There is increasing evidence that return on capital is beginning to take precedence over production volume.

The geographical distribution of Mittal Steel's products in 2004 was influenced by the acquisitions in Central and Eastern Europe (CEE) in 2003 and 2004 and the consolidation of Mittal Steel South Africa. These lifted the proportion of shipments from Europe and the Rest of World to 43 per cent and 28 per cent respectively.

Mittal Steel expanded its marketing network further in 2004 with the opening of a fourth sales office in China and improvements to its Eastern Europe sales network. The creation of the dedicated European executive office in Rotterdam also reinforced Mittal Steel's sales and marketing reach in the region. Elsewhere, a new office was opened in Turkey in 2003 which made its first impact in 2004.

Group policy with acquisitions is to focus first on lifting the unit's market share in its domestic and nearby markets where it has a natural advantage. In the case of privatisations, financial pressures in the run-up to disposal will often have resulted in a loss of domestic market share. Mittal Steel works to rebuild it quickly. It has achieved considerable success with impressive market share gains in Romania, Czech Republic and Poland since acquisition.

There were a number of moves to broaden and improve the range of products Mittal Steel offers to its customers. The Group's US operations have long been at the forefront of new developments in advanced high strength steels for the automotive industry and in 2004 launched a number of ground-breaking products. One, DI-FORM T500 offers unique dent resistance and has been adopted by Ford Motor Company for its new Mustang model. Another, TRIP, is a high strength steel that nevertheless offers good ductility in the shaping process.

New acquisitions were also responsible for extending the product range. Both Polskie Huty Stali (now Mittal Steel Poland) and Iscor (now Mittal Steel South Africa) brought new structural shapes and angles that Mittal Steel had not previously marketed. These included wide-flange beams and other special shapes for the construction industry. Mittal Steel Poland and Mittal Steel USA are also a major manufacturers of rails, which were not previously manufactured by any Mittal Steel subsidiary.

Downstream, a series of acquisitions in Romania in late 2003 and 2004 has significantly increased Mittal Steel's capacity in welded and seamless pipe and tube. The Group is now a major producer of top-quality pipe for a range of industrial and oil industry-related applications.

Moves to improve the product mix bore fruit in a number of areas in 2004 and will continue to do so in the current year. In Romania, Mittal Steel Galati has launched X52 and X60 plate products for high-pressure pipe applications and is moving to X65 in the current year. Mittal Steel South Africa has developed an X65 product. A spiral-welding mill under construction in Kazakhstan will allow Mittal Steel Temirtau to also produce pipe-grade steel.



There were a number of moves in 2004 to broaden and improve the range of products Mittal Steel offers to its customers.

Investing for the Future

Mittal Steel invested $898 million in capital projects in 2004, compared with $553 million the previous year. In 2005, capital investment is planned to increase to approximately US$1.5 billion.

The major projects are listed opposite. They included the first investments at the newly acquired Mittal Steel Poland, and the installation of the first of two twin-strand continuous casters at Mittal Steel Temirtau. Other projects at Temirtau included construction of a coke oven battery, a tin plate rolling mill and the establishment of a galvanising line. The Group also added to its upstream assets in Kazakhstan with the acquisition of an iron ore mine capable of producing 1.4 million tonnes of production a year.

At Mittal Steel Galati, a new continuous slab caster was modernised and a coke oven battery reconstructed. In Algeria, Mittal Steel Annaba constructed a new bar mill with annual production capacity of 400,000 tons and reconstructed a coke oven.

There were two major projects in the Americas. In Mexico, Mittal Steel Lazaro Cardenas installed an RHTL degasser furnace, which materially enhances its ability to supply the automotive and appliance industries with the high-grade steels they will need in coming years. Meanwhile, Mittal Canada re-commissioned a DRI plant in order to respond to rising demand.

In 2005, capital investment is planned to increase to approximately $1.5 billion. The largest share of that spending will be at Mittal Steel Poland where a series of projects aimed at improving product quality and productivity will come on stream over the course of 2005 and 2006.

Major investment programmes are also planned for Mittal Steel's facilities in South Africa, Romania and Kazakhstan, where a scheme to modernise and expand iron ore production is aimed at making Mittal Steel Temirtau entirely self-sufficient in iron ore.

Major projects completed in 2004 include:

Mittal Steel Poland

Re-commissioning of coke oven battery
Installation of pulverised coal injection system

Mittal Steel Temirtau

Installation of first continous slab caster
Acquisition of iron ore mine

Mittal Steel Lazaro Cardenas

RH Degasser Furnance

Mittal Steel Galati

Modernisation of the slab caster
reconstruction of coke oven battery

Mittal Canada

Re-commissioning of DRI module

Mittal Steel Annaba

Installation of bar mill

Major projects commencing in 2005 include:

Mittal Steel Poland

Modernisation of the hot strip mill
Modernisation of the wire rod mill
Continous caster
Installation of new colour coating line
New Coke oven battery

Mittal Steel Temirtau

Installation of second continous slab caster
New coke oven battery #7
Installation of colour coating line
Iron ore mines modernisation

Mittal Steel South Africa

Rebuilding of coke oven battery
Installation of pulvervised coal injection system - blast Furnace #5

Mittal Steel Galati

Reconstruction of picking line
Reconstruction and modernisation of Blast Furnace #3
Rebuilding of coke oven battery #4

Management Culture

Continuous Improvement is one of the fundamental tenets of the Mittal Steel management approach – and this drive for improvement has played a large part in ensuring the success of the Company's acquisition programme.

It is supported through the work of a dedicated Continuous Improvement team at the corporate level and in a Knowledge Management Programme that seeks to build and share knowledge and skills throughout the Group.

The Continuous Improvement programme supports local business unit management to identify high potential areas on which to focus additional effort and resource in order to accelerate improvement in performance. Once the priorities are determined, multifunctional teams are formed at the local level, supported by corporate Continuous Improvement managers, to gather and analyse key operational data, develop improvement plans and manage implementation. During this process, these teams will also draw on relevant technical and functional expertise available within the global Mittal Steel group.

In leading and supporting this problem-solving work, the Continuous Improvement programme helps build local management capabilities in planning and problem solving methodologies. As these skills are developed, local managers of improvement are appointed to continue to work with departmental teams on performance improvement initiatives.

In 2004, the Continuous Improvement programme focused much of its attention on productivity improvements and the removal of bottlenecks that were restricting output. It completed major projects at four Mittal Steel companies and started projects at three others.

At Mittal Steel Ostrava, projects were undertaken to increase production in the slab casting/hot rolling mill complex. Detailed analysis of performance on a shift-by-shift basis, identified an opportunity to improve cycle time between deliveries of slabs. Working with front-line operators procedures were refined reducing the gap time between slabs. The effect was to substantially increase productivity in the mill.

Similar issues were identified in the steel melt shop at Mittal Steel Galati, where wide variations in operating practices were resulting in big swings in productivity. New standardised practices were introduced that cut tap-to-tap times. Another initiative focused on improving logistics planning and transport procedures at Mittal Steel Galati, reducing the finished product inventory.

Elsewhere, projects were undertaken at Mittal Steel Temirtau that reduced delays and improved productivity in the slabbing mill, tinning lines and galvanising lines, while projects that commenced in the meltshops at Mittal Steel Canada, Mittal Steel Poland, Mittal Steel Annaba and Mittal Steel Point Lisas are expected to deliver results in the coming year.

The Knowledge Management Programme (KMP) makes similar use of the depth and breadth of knowledge within the Group by ensuring systems are in place for sharing it. Knowledge transfer is seen as the key to enhancing performance at many of the more recently acquired companies. The KMP is designed to build a world-class Knowledge Management capability at Mittal Steel.

Knowledge transfer is key to enhancing performance at all Mittal Steel operations.

The formal KMP was established in the mid-1990s and has been progressively expanded since. It now covers key functional areas such as procurement, health and safety, and marketing as well as all the main steel producing and processing steps. Shared benchmarking information highlights performance gaps while the meetings provide an opportunity for managers to seek advice and input from colleagues at other business units – or detail successes that may be applicable to other business units. The KMP process also helps build peer networks and accelerate integration with the Group.

In 2004, Mittal Steel held 25 KMP meetings, attended by more than 500 managers.

The exchange of know-how goes beyond the formal KMP meetings. Two examples illustrate the benefits to be had from sharing know-how between Group companies.

In 2004, new slab casters were built at Mittal Steel Temirtau. They are due to come on stream in the first quarter of 2005. To ensure a smooth start-up on such a major investment, the teams of people that will be operating the casters have been given training and hands-on experience of slab caster operations at Mittal Steel Ostrava, Mittal Steel Lazaro Cardenas and Ispat Inland.

In improving the productivity in the steel melt shop at Mittal Steel Galati, referred to above, the technical skills of Mittal Steel Ruhrort personnel were called upon. A team of German technicians supported the commissioning of an express laboratory on the shop floor to provide quick analysis of the chemistry on-site. The express laboratory has contributed to reducing cycle times and achieving the desired productivity gains. It was a tangible example of the industry-leading skills that reside within the Group – and which the KMP makes accessible to sister companies.

Human Resource Development

The Global Executive Development Process, initiated in 1999, is designed to build and develop Mittal Steel's pool of management talent by enhancing the skills and leadership qualities of top performers and enabling them to achieve their maximum potential through opportunities for professional and personal development.

The programme is underpinned by an annual management evaluation process that maps competencies across the organisation so that successive levels of leaders can be identified and developed. Over a thousand managers have been profiled so that opportunities can be found within the Group that match the individuals' strengths and specific areas can be identified for their development, also to strengthen the Group as a whole.

The annual performance and potential evaluation process is integrated with the remuneration structure –both fixed and variable. With three years' data now in place, a core cadre of promising managers has been identified. All are being actively supported in their development, by way of increasing involvement in the Business Units/ Group.

Certain initiatives were put in place in 2004. One was to broaden the range of learning opportunities open to good performers and high-potential managers within the Leadership Development process.
A detailed study was made of the various management development programmes on offer at international business schools globally. Following input from the chief executive officers of all Business Units, the study identified appropriate courses for which high performing managers from across the Group will be nominated in 2005.

Work is continuing on identifying programmes for the longer-term pipeline of managerial talent and supporting it with external courses in functional areas such as marketing, finance and procurement. Mittal Steel is also planning to work with certain Business Schools on the development of customised programmes.

Developing younger talent has also been another focus area within the Group in 2004. Increased numbers of younger people in technical and commercial functions underwent performance evaluation and were identified for specific high-profile assignments within their business unit to assess their potential for higher roles.



Mittal Steel's dramatic growth in recent years has made it imperative to look outside the Group, as well as within, for managerial talent. In 2004, a new element of the Global Executive Development Process was put in place with the launch of the Business Leaders Initiative. This is aimed at recruiting young and promising MBAs as they emerge from the world's leading business schools.

In the first year of the initiative, a team of senior managers made presentations at 10 leading business schools in Asia, Europe and the UK. The first recruits took up their positions in June 2004.

In 2005, the Mittal Steel recruitment team will repeat the process at leading US and Canadian business schools. The intention is to increase the number of hires in 2005 given the success of the programme in 2004. Business school campus visits and presentations will be part of the regular annual calendar in future years. The intention is that the MBA recruits progress over time to general management positions. This will only happen after they have displayed their talents in functional areas.

All these practices are only part of a broader integrated HR action that also strives to enhance competitiveness through proactive benchmarking, continuous update and knowledge sharing, contributing to the overall business strategy. A fundamental role is played by the HR teams of each business unit, whose alignment has proved vital to implement these plans.

Overall, the initiatives now in place provide a mechanism for continuously identifying, motivating, developing and retaining talented entrepreneurial managers – and facilitating a culture of excellence within Mittal Steel.

Technology and Innovation

Mittal Steel operates two primary research and development centres – one in East Chicago, USA, focusing on steel-making and with strong emphasis on flat products, and one in Gandrange, France focusing on long products.

The research undertaken in both centres spans process technologies, the development of steels with special properties, and product research and applications. Besides the work done for their local companies, numerous projects are also undertaken each year on behalf of other Mittal Steel subsidiaries, including activities on raw materials usage, furnace design, processes and productivity. For example, in 2004, the East Chicago centre handled more than 300 investigations on behalf of other Mittal Steel subsidiaries.

To build on its technical leadership, and to support the work of its two dedicated research centres, Mittal Steel is also developing a number of centres of excellence around the world. The role of these centres will be to capitalise on the diverse expertise that exists both within Mittal Steel companies and in local research and development institutes and academia. The first centre of excellence has been established at the Mittal Steel Ostrava plant in the Czech Republic, specialising on coal and coke. A second centre specialising in refractories technology will be established this year in South Africa, drawing on the exceptional expertise in that area within Mittal Steel South Africa.

Work is also progressing on the establishment of a third R & D hub, the Central and Eastern European technical centre (CEE), to be located in Poland. This new organisation will have a strong focus on process research and will draw on Poland's rich tradition of metallurgical science by accessing the skills and expertise available within its research and academic institutions. CEE will manage the research programmes already defined by Mittal Steel Ostrava, provide technical assistance to other subsidiary companies in the region, and participate in the diffusion of the advancements made by other Mittal Steel companies.

Product development in Mittal Steel during 2004 saw a number of landmark advancements for flat products.
New advanced high-strength dual phase steels in tensile strengths ranging from 500 MPa to 980 MPa were launched; this included the first North American electro-galvanised, dual-phase 500 MPa product, containing both softer ferrite and hard martensite phases, for automotive body panels. The new steel – DI-FORM T500 – uniquely offers improved dent resistance at lighter gauge and was adopted by Ford Motor Company for the 2003 Mustang model. And Mittal Steel remains the only North American steel-maker capable of manufacturing martensitic steels

In the area of cold rolled and coated products, Mittal Steel introduced another revolutionary steel offering, transformation-induced plasticity steels - called 'TRIP'. Launched in both 590 MPa and 780 MPa minimum tensile strength versions, Mittal Steel's TRIP steels are unique among advanced high-strength steels in providing excellent ductility in the forming process while retaining all the qualities of an ultra-high-strength steel once formed. The 590 and 780 MPa TRIP steels are aimed principally at structural automotive applications.

And for higher strength requirements a dual-phase 980 MPa tensile strength product was launched, aimed for automotive seats. This market recently has seen substantial transformations in design and manufacturing requirements for integrated seats; with the anchor for seat belts having to absorb more energy than in the past, using ultra-high-strength steels becomes unavoidable.



These advanced products have been well received in the automotive community. And since Mittal Steel was one of the first steel companies to participate directly in the product design process of its customers, it has also solidified a leadership position in product development not only of the above mentioned new generation of advanced high-strength steels, but also of innovative products for the appliance and electric motor industries, amongst others. And Mittal Steel engineers continue to work closely with customers in areas such as crash management systems, weight efficiency, motor design efficiency and global sourcing issues, helping them find solutions to manufacturing challenges. Examples of that effort include compliance with new government safety or fuel economy standards and the use of finite element analysis techniques on behalf of automotive customers, the latter of which last year allowed Mittal Steel to propose $55 million of savings for an individual automotive programme.

And the expertise of Mittal Steel's research engineers is widely acknowledged: For the second year running, one of the most coveted awards in the industry, the 2004 Society of Automotive Engineers/American Iron and Steel Institute (SAE/AISI) Sydney H. Melbourne Award for Excellence in the Advancement of

Activities for long products have also led to significant progress. The Gandrange, France, research laboratory completed four major product development projects in 2004. These involved micro alloyed steel for truck crankshafts offering high torsional fatigue strength, high strength low carbon bainitic steel (TS > 1000 MPa) for tire cord applications and two new high-strength micro alloyed steels for cold heading applications. As a result of this work, Mittal Steel is also a recognised leader in spring steels for sophisticated applications such as automotive suspensions. And among 34 projects currently underway in the long products area, the Gandrange laboratory is developing steels with tensile strengths in excess of 2,100 MPa, for valve applications. In the area of wire drawing, it is developing high-strength silicon grades with tensile strengths in excess of 2,000 MPa, for offshore use.



Corporate and Social Responsibility

Mittal Steel believes that our businesses should play a major role in supporting the communities in which they operate.

Environment

Preparations for the start of the European Union's carbon emissions trading scheme were a major focus of attention in 2004. The scheme, designed to limit carbon emissions by heavy industry and ensure Europe meets its Kyoto Agreement target of an 8 per cent cut in carbon dioxide emissions by 2012, came into force in January 2005. Mittal Steel worked closely with a number of EU governments and industry bodies in advance of that date in helping prepare the national allocation plans for carbon emissions which form basis of the trading scheme. This involved collecting not only current but historic data back to 1990, which is the reference starting point for the Kyoto Agreement. Mittal Steel will take appropriate steps in this respect.

In 2004, the Group invested approximately $80 million in environmental projects around the world – much of it in Central and Eastern Europe (CEE), Kazakhstan and South Africa.

Mittal Steel's substantial capital investment programme in the CEE is set to play a constructive role in ensuring environmental efficiency and reducing pollution in the years ahead. In Poland, for instance, the installation of a continuous caster, a new coke oven battery and a new, state-of-the-art hot strip mill over the course of 2005 and 2006 will capture huge environmental efficiencies

In drawing up its investment plans, Mittal Steel has been careful to ensure that all capital spending is in compliance with the requirements of the Industrial Pollution Prevention and Control Directive – even though some EU accession countries, such as Poland and the Czech Republic, have still to implement it in their own legislation. Under the IPPC, all relevant installations are required to obtain a permit to operate. That permit is based on the concept of 'best available techniques'. Each investment project to which the Group is committed in Europe is in compliance with the directive.

That includes projects underway in Romania, which is expected to join the EU in 2008. Mittal Steel is committed to a $76 million programme of environmental projects at Mittal Steel Galati under the privatisation agreement with the Romanian government. The five-year programme is due to be completed by end of 2006. The programme involves the reduction of pollution to soil, subsoil and underground water; the cleaning of wastewater discharges; improvements to the quality of air emissions and imissions; waste management and other issues.

Corporate and Social Responsibility

Every big company has a responsibility to contribute to the well-being of its people, their families and the society in which it operates – in short, put something back into the community.

In 2004, $10.6 million was spent on environmental projects at Mittal Steel Galati, bringing the total invested in this area over the past three years to approximately $30 million. Among the projects completed during the year were the modernisation of the cold rolling mill pickling line No 2 and a number of dust control, soil and water treatment projects.

In the Czech Republic, Mittal Steel Ostrava spent more than CZK 130 million on environmental projects in 2004. They included a soil and ground water protection scheme, which was completed during the year, and a project for improving wastewater quality.

In Kazakhstan, the installation of the first of two twin-strand continuous casters was completed at Mittal Steel Temirtau, bringing substantial environmental and efficiency gains compared with the old ingot casters. Other projects at Temirtau included construction of a modern, efficient coke oven battery.

In South Africa, environmental sustainability is viewed as a core business imperative and all of Mittal Steel South Africa's operations have achieved ISO 14001 environmental management certification. A number of major projects are currently underway.

One of the biggest is a $37 million project to achieve zero effluent discharge from the Vanderbijlpark steel plant by upgrading the existing central effluent treatment plant, constructing a main treatment plant and various dams. The project, which will also reduce water consumption by at least 30 per cent, commenced in 2004 and is due to complete by December 2005.

Several new projects are underway in the current year. In January 2005, Mittal Steel South Africa commenced work on a $52 million coke plant gas-cleaning project – which will improve efficiency while halving emissions of coke plant by-products. The target date for completion is October 2006. A new sinter plant off-gas system, designed to reduce emissions from the main stack at Vanderbijlpark by at least 80 per cent, is expected to be commissioned in December 2007. The company is also engaged in a $75 million coke oven rebuild project due to complete in September 2006.

The rehabilitation of the downscaled Pretoria Works continues. The demolition of the plant and buildings that have been permanently closed is on schedule and large volumes of potentially hazardous material have been securely managed without any environmental impact. An environmental master plant, commissioned to address the long-term prospects for the site, has been completed and is currently being reviewed before negotiations with the relevant stakeholders.

Since 1993, Mittal Steel South Africa has operated a recycling scheme for beverage and other cans, acting jointly with Nampak. The scheme, called Collect-a-Can has recovered more than 530,000 tons of used steel beverage cans and 400,000 tons of tin-bearing scrap in the past 11 years for recycling, and more than 37,000 people are involved in the sale of cans to Collect-a-Can. In 2004, the scheme was selected as one of three South African case studies by the World Business Council for Sustainable Development for its contribution to sustainable livelihoods.



Health and safety

In 2004, Mittal Steel adopted a new health and safety doctrine and a set of tools and processes aimed at standardising work on improving safety throughout the Group. The new code, developed following the 2004 company-wide Health and Safety Knowledge Management Programme (KMP) meeting held in Galati, Romania, builds on a number of uniform procedures introduced the previous year and is designed to bring all business units up to the standards of the best.

The Group operates uniform reporting guidelines for accidents and monitors its safety performance according to the total injury frequency rate. It works with the world steel industry body, International Iron and Steel Institute (IISI), to benchmark performance. Over the past three years, the total injury frequency rate has been reduced by 8 per cent. In 2004, total injuries rose in two areas: North America (where the injury rate rose 8 per cent) and South Africa (where it rose 26 per cent). There was an 8 per cent fall in total injuries in Western Europe and a 40 per cent fall in all other operations worldwide.

Sadly despite this overall reduction two major incidents occurred in 2004, one at the Shakhtinskaya coal mine in Kazakhstan and the other at Vanderbijlpark in South Africa. Investigations were launched into both incidents and long-term support programmes put in place for the bereaved families.

Mittal Steel does not accept that workplace injuries of any kind are acceptable or inevitable. The new doctrine makes it plain that all accidents are preventable and that a zero injury workplace is possible. It encourages employees to report all accidents as a means of understanding the causes of injuries and developing countermeasures. It places great emphasis on training and housekeeping. And it lays down the role of senior management in communicating expectations and tracking results.

The purpose of the doctrine is to instill a culture within Mittal Steel in which the issue of safety performance is as central to every business review meeting as all the other measures by which success is judged – quality, productivity, reliability and profitability.

Work on improving workplace safety is conducted through a network of health and safety professionals who meet annually as part of the KMP to exchange and develop ideas and make regular contact thereafter by way of company-wide conference calls to drive new initiatives forward. They also communicate through a dedicated health and safety e-room in which details of accidents and related data are logged so that they can be shared among the Group's health and safety teams. All participants and their business units are held responsible for carrying through the ideas developed at the KMP meetings.

The key to a consistent reduction in injuries is to standardise safety procedures as much as possible across all business units. This is the core of the work undertaken in the past two years. In 2004, the KMP meeting identified 32 ideas for improving safety performance. Some will take time to develop. But a number have already been put into effect.

In several of the countries in which it operates, Mittal Steel is the largest foreign investor. It recognises the responsibilities that entails.

A standard audit form has been developed. It is now being used by every business unit to track safety performance and the unit's compliance with a set of core safety activities which every unit is required to perform. Compliance can now be tracked automatically throughout the Group. Most importantly, a standard of excellent housekeeping has been set down together with a number of measuring point 'characteristics'.

Excellent housekeeping is seen as the cornerstone of a safe, orderly, efficient, quality business and is central to accident prevention. It has now been defined and formatted in an inspection checklist that sets the expectations for excellent housekeeping across all companies. With a standardised definition of what constitutes excellence in this area there can be no room for argument over best practice. The new inspection checklist has already made a significant contribution to an improved safety environment.

To build on the momentum of the annual KMP meetings, health and safety professionals in the business units have stepped up the frequency of their regular conference calls from once a quarter to once a month. The move is recognition that Continuous Improvement in the safety area requires a disciplined approach to the development of safety initiatives and related information sharing.

Serving our communities

Mittal Steel companies have long played a role in supporting the communities in which they operate. They have undertaken a wide variety of projects, ranging from the construction of a church in Romania to flood relief in Algeria. In Kazakhstan, Mittal Steel Temirtau runs a number of essential civic services, such as electricity generation and tramways. Throughout the Group, employees are encouraged to involve themselves in charitable and community enhancement projects that are frequently supported by corporate donations.

In several of the countries in which it operates, Mittal Steel is the largest foreign investor. It recognises the responsibilities that entails. In recent years, it has engaged in an increasing number of healthcare and educational projects.

In 2004, Mittal Steel undertook a review of its work in the community. It concluded that while locally-led initiatives had been highly productive, there was a strong case for a global programme that was centrally directed and co-ordinated. That programme will be put in place in the course of 2005. Its emphasis will be on education, a reflection of the importance attached to learning within the Group itself.

The following gives a flavour of the projects undertaken in 2004:

Education

Mittal Steel South Africa provided comprehensive educational support in 2004. Among the many projects it sponsored was the Science Olympiad, a countrywide competition involving 10,000 children designed to stimulate interest in science and technology among young learners. The Company's sponsorship allowed more schools to participate.

In Kazakhstan, Mittal Steel Temirtau constructed new facilities for the Karaganda Metallurgical Institute.



In the United States, Ispat Inland provided scholarships to sons and daughters of employees and retirees. The Company is also supporting a student housing project at Purdue University Calumet with a significant commitment over five years.

Mittal Steel Hamburg also provided support of further education.

Healthcare

In Kazakhstan, Mittal Steel Temirtau maintained three health centres, a children's centre and dental facilities.

In Romania, Mittal Steel Galati maintained a health centre and provided support for the seriously ill. Mittal Steel Roman provides significant medical services for employees.

Mittal Steel South Africa introduced a peer educator programme as part of its ongoing HIV/AIDS strategy which focuses on HIV status awareness, education and the prevention of infection through behaviour change. The strategy will be extended with the launch of a major HIV/AIDS employee support programme in 2005.

Cultural events

Mittal Steel Poland has an agreement to provide community support in five Polish cities. The highlight in 2004 was sponsorship of the second annual Sacrum-Profanum Festival in Krakow, which culminated in three spectacular performances of Mozart's Requiem by the choir and orchestra of the Krakow Philharmonic in the Krakow rolling mill bay. A total of 8,500 people attended. The Company also supported a variety of other events – including an international folklore festival in Sosnowiec and the International Week of Partner Cities in Swietochlowice.

In the Czech Republic, Mittal Steel Ostrava provided sponsorship for the Janáčkova Philharmonic and two music festivals.

Sport

Together with the Trinidad-based Mittal Steel Point Lisas, the Group sponsored the West Indies cricket team which triumphed in the ICC Champions Trophy held in England in September. Mittal Steel's connection with West Indies cricket goes back to 1994 when it sponsored the side's tour of the Indian sub-continent.

Mittal Steel Temirtau constructed a new sports complex.

Mittal Steel companies in the Czech Republic, Romania and Kazakhstan provided sponsorship and other support for local football, handball, basketball or cycling clubs.

Other activities

At Ispat Inland, employee collections together with a corporate contribution provided a substantial donation to the United Ways of Northwest Indiana. Employees participated in a host of other fundraising events and a number donated their Martin Luther King holiday to perform services for local agencies.

Mittal Canada contributed to various charitable organisations where employees volunteered their time, and participated in fund raising activities for United Way. It also supplied steel free of charge to help the City of Contrecoeur build a boardwalk on the St Lawrence River.

In Mexico, Mittal Steel Lazaro Cardenas donated construction material for local churches and the Technological Institute of Lazaro Cardenas. The Company is also a corporate sponsor of the Mexican Counsel of Foreign Affairs.

Corporate Governance

Corporate Governance

In June 2001, Mittal Steel adopted Corporate Governance guidelines in line with best practices on corporate governance. Mittal Steel will continue to monitor diligently new, proposed and final US and Dutch corporate regulatory requirements and will make adjustments to its corporate governance controls and procedures to stay in compliance with these requirements on a timely basis. Mittal Steel is committed to meeting the corporate governance mandates and requirements under applicable current and proposed SEC and NYSE listing standards and the laws of The Netherlands. There are no significant differences between Mittal Steel's current corporate governance practices and those currently required to be followed by US domestic companies under the NYSE listing standards.

The new Dutch Corporate Governance Code was published on December 9, 2003. During the Mittal Steel annual general meeting of shareholders held on May 5, 2004, the implications of the new Dutch Corporate Governance Code were discussed with its shareholders and certain proposed changes to Mittal Steel's Articles of Association to bring them in line with the requirements of the Dutch Corporate Governance Code were approved by the shareholders.

for the appointment of a member of Mittal Steel's Board of Directors made by the holders of Mittal Steel class B common shares from a majority of at least two thirds of votes cast representing more than half of the issued share capital of Mittal Steel to an absolute majority of votes cast representing at least one third of the issued share capital of Mittal Steel. In addition, Mittal Steel's Articles of Association now provide that a class A director can be appointed for a maximum term of four years and cannot be appointed indefinitely as was previously permitted. Accordingly, Mittal Steel is materially in line with the requirements of the provisions of the Dutch Corporate Governance Code, in accordance with the implementation provisions. However, Mittal Steel's annual general meeting of shareholders also approved that Mittal Steel will differ from the Dutch Corporate Governance Code with regard to the separation of the posts of Chairman and Chief Executive Officer. Mittal Steel's Chairman and Chief Executive Officer will continue to be Mr. Lakshmi N. Mittal.

Role of Mittal Steel's Board of Directors and Management

Mittal Steel's business is conducted through operating subsidiaries, which are managed by their Boards of Directors and headed by the subsidiary's CEO/President. Mittal Steel's Board of Directors and the senior corporate management provide the oversight to enhance the value to the stakeholders.

Director Independence

As per the criteria laid down by Mittal Steel's Board of Directors, directors will be considered "independent" if they do not have a material relationship with Mittal Steel. Mittal Steel's Board of Directors currently consists of nine directors, of whom Messrs. Rene Lopez, Muni Krishna T. Reddy, Narayanan Vaghul, Ambassador Andres Rozental and Mr. Lewis Kaden are independent under Mittal Steel's independence criteria and the NYSE listing standards. These directors constitute a majority of Mittal Steel's board of directors and are also considered independent under the Dutch Corporate Governance Code.

Function of Mittal Steel's Board of Directors

As per Mittal Steel's Corporate Governance guidelines, Mittal Steel's Board of Directors are responsible for the stewardship of Mittal Steel and assume responsibility for the adoption of a corporate strategy; monitoring of risk and control; succession planning including appointing, training and monitoring of senior management personnel; maintaining an investor relations programme for Mittal Steel; ensuring the integrity of Mittal Steel's internal control and management information system; and setting a remuneration policy that incorporates appropriate performance hurdles. Mittal Steel's Board of Directors and each of its committees also have the power to hire independent advisors as they deem necessary.

Qualification

Directors should possess the highest personal and professional ethics and integrity, and be committed to representing the interests of the stakeholders. Mittal Steel's directors possess experience in managing large companies and contribute towards the protection of the stakeholders interests in Mittal Steel through expertise in their respective fields. All directors bring an independent judgment to bear on issues of strategy, performance, resources and standards of conduct.

Size of Mittal Steel's Board of Directors and Selection Process

All directors are subject to election by the shareholders. The names of directors submitted for election shall be accompanied by sufficient biographical details to enable shareholders to make an informed decision on their election. Each time a member of Mittal Steel's Board of Directors is to be appointed, the meeting of holders of Mittal Steel class B common shares may make a binding nomination. A binding nomination can be overruled by a shareholders' resolution passed by an absolute majority of votes cast representing at least one third of the issued share capital of Mittal Steel. Mittal Steel's Board of Directors currently consists of nine members, which is considered reasonable given the size of Mittal Steel. All members of Mittal Steel's Board of Directors, except for Messrs. Lakshmi N. Mittal and Aditya Mittal and Mrs. Vanisha Mittal Bhatia (who as class A directors only stand for re-election once every four years), will next be considered for re-appointment at the annual general shareholders meeting in 2005. At the extraordinary general meeting of shareholders, Mr. Mukherjee and Mr. Ruiz Sahagun have resigned as directors of Mittal Steel. Mr. Mukherjee remains as the Chief Operating Officer of Mittal Steel and Mr. Ruiz Sahagun will become a director of Mittal Steel's US subsidiary. On the recommendation of The Mittal Steel Nomination Committee, Mr. Kaden was elected as a director of Mittal Steel at the Extraordinary General Meeting of shareholders held on April 12, 2005.

Board Committees

Mittal Steel's Board of Directors has established the following committees to assist the Board of Directors in discharging its responsibilities: (i) Audit; (ii) Remuneration; and (iii) Nomination.

Board Agenda

The items placed before Mittal Steel's Board of Directors include, among others, strategic plans of Mittal Steel; annual operating plans and budgets and any updates; capital budgets and any updates; quarterly results for Mittal Steel and its strategic business units; minutes of Audit Committee and other committee meetings; the information on recruitment and remuneration of senior management; environment, health and safety related matters; risk management policy of the group and such other matters considered important for the oversight of Mittal Steel's Board of Directors.

Ethics and Conflict of Interest

Ethics and conflicts of interest are governed by the Code of Business Conduct adopted by Mittal Steel. The Code of Business Conduct sets out standards for ethical behavior, which are to be followed by all employees and directors of Mittal Steel in the discharge of their duties. They must always act in the best interests of Mittal Steel and must avoid any situation where their personal interests conflict, or could conflict with their obligations toward Mittal Steel. As employees, they must not acquire any financial or other interest in any business or participate in any activity that could deprive Mittal Steel of the time or the scrupulous attention that they need to devote to the performance of their duties. Any behavior that deviates from Mittal Steel's Code of Business Conduct is to be reported to the employee's supervisor, a member of the management, the head of the legal department or the head of the internal audit/ internal assurance department.

Mittal Steel's Code of Business Conduct is available on Mittal Steel's website at http://www.mittalsteel.com.

Separate Meeting of Non-Executive Directors

The non-executive directors of Mittal Steel regularly schedule meetings without the presence of management. There is no minimum number of meetings that the non-executive directors must hold per year. During 2004, the non-executive directors of Mittal Steel held four meetings separate from the executive directors. The presiding independent director at each of these meetings is chosen at the meeting.

Communications with the Board

Mittal Steel's Board of Directors has established a process through Mittal Steel's website at http://www.mittalsteel.com by which a shareholder or any other person may send communications directly to the Board of Directors.

MITTAL STEEL AUDIT COMMITTEE

The primary function of the Mittal Steel Audit Committee is to assist Mittal Steel's Board of Directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by Mittal Steel to any governmental body or the public; Mittal Steel's system of internal control regarding finance, accounting, legal compliance and ethics that the management and Mittal Steel's Board of Directors have established and Mittal Steel's auditing, accounting and financial reporting processes generally.

The Audit Committee's primary duties and responsibilities are to serve as an independent and objective party to monitor Mittal Steel's financial reporting process and internal controls system; review and appraise the audit efforts of Mittal Steel's independent accountants and internal auditing department; provide an open avenue of communication among the independent accountants, financial and senior management, the internal auditing department and Mittal Steel's Board of Directors. It is responsible for approving the appointment and fees of the independent auditors. It is also responsible for monitoring the independence of the external auditors.

Audit Committee Members

The Audit Committee consists of three directors: Messrs. Narayanan Vaghul and Muni Krishna T. Reddy and Ambassador Andres Rozental, all of whom are independent under Mittal Steel's Corporate Governance guidelines, the New York Stock Exchange standards as well as the Dutch Corporate Governance Code. The Chairman of the Audit Committee is Mr. Narayanan Vaghul, who has significant experience and financial expertise. Mr. Vaghul is the Chairman of ICICI Bank, a company that is listed on the New York Stock Exchange and the Mumbai Stock Exchange. Both Mr. Reddy and Ambassador Andres Rozental have considerable experience in managing companies' affairs.

Charter and Meetings

Mittal Steel's Audit Committee charter is available on Mittal Steel's website at http://www.mittalsteel.com. The Audit Committee, which is required to meet at least four times a year, met nine times during 2004. Of these meetings, six were physical meetings and three were teleconference meetings.

Process for Handling Complaints about Accounting Matters

As part of the procedures of Mittal Steel's Board of Directors for receiving and handling complaints or concerns about Mittal Steel's financial accounting, internal controls and auditing issues, Mittal Steel's Code of Business Conduct encourages all employees to bring such issues to the Audit Committee's attention. Concerns relating to accounting or auditing matters may be communicated through the Mittal Steel website at http://www.mittalsteel.com. Employees reported no significant complaints of this nature during 2004.

Internal Audit/ Internal Assurance

Mittal Steel has an Internal Audit function. The function is under the responsibility of the Director -- Internal Assurance, who reports to the Audit Committee. The function is staffed by full time professional staff located at each of the principal operating subsidiaries and at the corporate level. Recommendations and matters relating to internal control and processes are made by the Internal Audit function, and their implementation is regularly reviewed

External Auditors' Independence

The appointment and determination of fees of the external auditors is the direct responsibility of the Audit Committee. The Audit Committee is further responsible for obtaining annually a written statement from the external auditors that their independence has not been impaired. Mittal Steel's current external auditors have informed Mittal Steel of their intention to rotate their lead and engagement partners in line with the new US regulatory requirements in 2004 and 2005, respectively. The Audit Committee has obtained a confirmation from the external auditors that none of their former employees are in a position with Mittal Steel, which may impair their independence.

MITTAL STEEL REMUNERATION COMMITTEE

Charter and Meetings

The Mittal Steel Remuneration Committee is comprised of three independent directors. The purpose of having a Remuneration Committee consisting exclusively of directors who are independent of management is to have members who are free of any business or other relationship, which could interfere with the exercise of their independent judgment. Mittal Steel's Board of Directors has established the Remuneration Committee to determine on their behalf and on behalf of the shareholders within agreed terms of reference, Mittal Steel's framework of remuneration and compensation, including stock options for executive members of Mittal Steel's Board of Directors, the Chief Financial Officers, and the Chief Executive Officers of operating subsidiaries and designated senior management at the corporate level. The Remuneration Committee is required to meet at least twice a year and met three times in 2004.

The charter of the Remuneration Committee is available on Mittal Steel's website at http://www.mittalsteel.com.

Remuneration Committee Members

The Mittal Steel Remuneration Committee consists of three directors: Mr. Narayanan Vaghul, Ambassador Andres Rozental and Mr. Rene Lopez, all of whom are independent. The Chairman of the Remuneration

Corporate Governance

Remuneration Principles

The Mittal Steel Remuneration Committee's principal responsibility in compensating executives is to encourage and reward performance that will lead to long-term enhancement of shareholder value.
None of the members of Mittal Steel's Board of Directors currently has entered into any contracts with Mittal Steel or any of its subsidiaries that provide benefits upon termination of employment.
The Remuneration Committee reviews the remuneration of executive members of Mittal Steel's Board of Directors, the Chief Financial Officers, and the Chief Executive Officers of operating subsidiaries and designated senior management at the corporate level.

Report of the Remuneration Committee

The remuneration for the executive members of Mittal Steel's Board of Directors consists of a base salary, a short-term performance related bonus scheme and a stock option plan. In addition certain allowances and fringe benefits are also paid, similar to many other employees at Mittal Steel. Mittal Steel does not have written contracts with the executive members of its Board of Directors.

Base Salary

The base salary for the executive members of Mittal Steel's Board of Directors is set typically at a market competitive level. Where executive members of Mittal Steel's Board of Directors reside outside the Netherlands, benchmark salaries are referenced to the market situation of their country of residence.

Non-Executive Directors compensation is based upon remuneration paid to similar Non-Executive Directors in other public companies and is benchmarked with comparable organisations in

Variable pay

Variable pay is an important part of the remuneration package for the executive members of Mittal Steel's Board of Directors. They participate in a company-wide bonus scheme for all senior employees of Mittal Steel, but they can earn a higher percentage of variable pay compared to base salary. The criteria used are company performance compared to business plan, EBITDA (earning before interest, income taxes and depreciation) of the company, prime billings / shipments and operating cost per ton. The scheme has been approved by the Remuneration Committee of the Board that consists exclusively of independent non-executive Board members.

Stock Option Plan

Mittal Steel operates a stock option plan but since 2002 no stock options have been granted. The Board's Remuneration Committee is considering the effectiveness of the stock option plan as a long-term incentive and is in the process of comparing it with other forms of long-term incentive plans. No decisions have been made about future option grants and the conditions under which such grants might be made.

Pension and Pre-Pension Provision

The executive members of the Board of Directors can participate in a defined contribution Pension Plan with an identified Service Provider similar to other employees.

Personal loans

The company does not grant personal loans or guarantees to members of the Board of Directors.

MITTAL STEEL NOMINATION COMMITTEE

Charter and Meetings

Mittal Steel has a Nomination Committee comprised exclusively of three independent directors. The Nomination Committee elects its Chairman and members of the Nomination Committee are appointed and can be removed by Mittal Steel's Board of Directors. The Nomination Committee is required to meet at least twice a year and met three times in 2004.

The charter of the Nomination Committee is available on Mittal Steel's website at http://www.mittalsteel.com.

Nomination Committee Members

The Mittal Steel Nomination Committee consists of three directors: Narayanan Vaghul, Muni Krishna T. Reddy and Ambassador Andres Rozental, all of whom are independent. Ambassador Andres Rozental is the Chairman of the Nomination Committee.

Function of the Nomination Committee

The Mittal Steel Nomination Committee will at the request of Mittal Steel's Board of Directors, consider any appointment or re-appointment to Mittal Steel's Board of Directors. It will provide advice and recommendations to Mittal Steel's Board of Directors on such appointment.
The Nomination Committee is also responsible for developing, monitoring and reviewing Corporate Governance principles applicable to Mittal Steel.

Principal Operating Subsidiaries

Mittal Steel Annaba
Sidi Amar, El-Hadjar Complex
B.P.2055
Annaba 23000
Algeria
T: +213 38 871 525
F: +213 38 876 585

Mittal Steel Zenica
Kralja Tvrtka I br.1
72000 Zenica
Bosnia & Herzegovina
T: +387 32 283-322
F: +387 32 415 368

Mittal Canada Inc.
4000, route des Aciéries
Contrecoeur
Québec JOL 1CO
Canada
T: +1 450 587 8600
F: +1 450 587 8649

Mittal Steel Gandrange
B.P. 3
57360 Amneville
France
T: +33 3 87 70 60 00
F: +33 3 87 70 72 72

Mittal Steel Hamburg
Dradenaustraße 33
D-21129 Hamburg
Germany
T: +49 40 74 080
F: +49 40 7401 432

Mittal Steel Hochfeld
Wörthstraße 125
D-47053 Duisburg
Germany
T: +49 203 606 6068
F: +49 203 606 7371

Mittal Steel Ruhrort
Vohlwinkelstraße 107
D-47137 Duisburg
Germany
T: +49 203 52 67353
F: +49 203 52 66332

Mittal Steel Skopje
Ladna Valavnica A.D.
Valavnica ZA Lenti A.D.
16 Makedonska Brigada Br.18
1000 Skopje
Macedonia
T: +389 2 3288200
F: +389 2 3288250

Mittal Steel Lazaro Cardenas
Fco. J. Mújica No. 1-B
Apartado Postal No. 19-A
C.P. 60950
Lázaro Cárdenas
Michoacan
México
T: +52 753 533 2606
F: +52 753 532 2723

Mittal Steel Poland
Ul. Chorzowska 50
PL 40-121 Katowice
Poland
T: +48 32 731 55 58
F: +48 32 731 55 53

Mittal Steel Temirtau
1, Republic Avenue
Temirtau
Karaganda Region 472319
Republic of Kazakhstan
T: +7 321 39 69935
F: +7 321 39 69835

Mittal Steel Galati
Str. Smardan nr. 1
6200 Galati
Romania
T: +40 236 407633/4
F: +40 236 407635

Mittal Steel Hunedoara
Str. Plata Iancu de Hunedoara, nr 1
2750, Hunedoara
Romania
T: +40 254 712 783
F: +40 254 715 311

Mittal Steel Iasi
132, Chisinaului Avenue
700180, Iasi
Romania
T: +40 232 234 800
F: +40 232 230 900

Mittal Steel Roman
246, Stefan cel Mare Street
5550, Roman, jud. Neamt
Romania
T: +40 233 748089
F: +40 233 748465

Mittal Steel South Africa
Corporate Centre
P.O. Box 2, Pp 80600
Vanderbijlpark 1900
South Africa
T: +27 12 307 3000
F: +27 12 326 4721

Mittal Steel Ostrava
Vratimovska 689
Ostrava Kunčice
707 02
The Czech Republic
T: +420 59 568 1111
F: +420 59 623 7143

Mittal Steel USA
3210 Watling Street
East Chicago, IN 46312
USA
T: + 1 219 399 1200
F: +1 219 399 5544

Mittal Steel Point Lisas
Mediterranean Drive
Point Lisas, Couvas
Republic of Trinidad and Tobago
West Indies
T: +1 868 636 2211
F: +1 868 636 5696

contents

2004 was a record trading year for the Group with shipments of 42.1 million tons and revenues of US $22.2 billion.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Mittal Steel Company N.V. Rotterdam, The Netherlands

We have audited the accompanying consolidated balance sheets of Mittal Steel Company N.V. (formerly Ispat International N.V.) and subsidiaries (the "Company") as of December 31, 2003 and 2004, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of Ispat International N.V. and Mittal Steel Holdings N.V. ("Mittal Steel Holdings") (formerly LNM Holdings, N.V.), which has been accounted for on the basis of common control accounting as described in note 1 to the consolidated financial statements. We did not audit the financial statements of Mittal Steel Holdings (except for Mittal Steel Poland, S.A. (formerly Ispat Polska, S.A.), a consolidated subsidiary of Mittal Steel Holdings, whose financial statements for the year ended December 31, 2004 were audited by us) for the years ended December 31, 2002, 2003, 2004, which statements reflect total assets of $4,538 and $8,707 as of December 31, 2003 and 2004, respectively, and total sales of $2,228, $4,167, and $10,293 for the years ended December 31, 2002, 2003 and 2004, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Mittal Steel Holdings for 2002, 2003 and 2004, is based solely on the report of such other auditors.

We did not audit the consolidated financial statements of the Ispat Hamburg Group of Companies and the financial statements of Caribbean Ispat Limited for the year ended December 31, 2002. Each of the aforementioned companies is a consolidated subsidiary of the Company. The financial statements for these subsidiaries reflect total sales constituting 9% of combined total sales for the year ended December 31, 2002. Those financial statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiaries, is based solely on the reports of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of Mittal Steel Company N.V. and subsidiaries at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE ACCOUNTANTS B.V.

Rotterdam, The Netherlands
March 24, 2005

Report of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors of Mittal Steel Company N.V.:

We have audited the accompanying consolidated balance sheets of Mittal Steel Holdings Company N.V. (formerly LNM Holdings N.V.) and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, comprehensive income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Ispat Iscor Limited (formerly Iscor Ltd.) and subsidiaries as of and for the year ended December 31, 2004, a consolidated subsidiary at December 31, 2004, which statements reflect total assets and revenues constituting 29% and 26%, respectively, of the related consolidated totals. We also did not audit the consolidated financial statements of Ispat Iscor Limited and subsidiaries as of December 31, 2003 and for the two years in the period ended December 31, 2003, a corporation in which the Company has a 34.9% and 49.9% interest at December 31, 2002 and 2003, respectively. In the consolidated financial statements, the Company's investment in Ispat Iscor Limited and subsidiaries is stated at $581 million at December 31, 2003, and the Company's equity in the net income of Ispat Iscor Limited and subsidiaries is stated at $95 million and $195 million, for the years ended December 31, 2002 and 2003, respectively. These consolidated financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Ispat Iscor Limited and subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mittal Steel Holdings N.V. and subsidiaries at December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with US generally accepted accounting principles.

ERNST & YOUNG ACCOUNTANTS

Rotterdam, The Netherlands
February 9, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Ispat Iscor Limited

We have audited the Consolidated Balance Sheet of Ispat Iscor Limited and subsidiaries as at December 31, 2004 and the related Consolidated Income Statement, Consolidated Statement of Changes in Equity, Consolidated Cash Flow Statement and Consolidated Statement of Comprehensive Income for the year ended December 31, 2004. These Consolidated Financial Statements are the responsibility of the management and directors of Ispat Iscor Limited. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned Consolidated Financial Statements present fairly, in all material respects, the financial position of Ispat Iscor Limited and subsidiaries at December 31, 2004 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG INC.

Registered Accountants and Auditors
Pretoria, South Africa
February 8, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Ispat Iscor Limited:

We have audited the Consolidated Balance Sheets of Iscor Ltd. and subsidiaries (the "Group") as at December 31, 2003 and 2002 and the related Consolidated Income Statements, Consolidated Statements of Changes in Equity and Consolidated Cash Flow Statements for each of the years in the two year period ended December 31, 2003. These Consolidated Financial Statements are the responsibility of the management and directors of Iscor Ltd. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned Consolidated Financial Statements present fairly, in all material respects, the financial position of the Group as at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the two year period ended December 31, 2003 in conformity with International Financial Reporting Standards.

As described in note 1, Basis of Presentation, the Company has restated its 2002 and 2003 financial statements for the treatment of negative goodwill.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences, as restated, is presented in note 31 to the Consolidated Financial Statements.

KPMG INC.

Registered Accountants and Auditors
Pretoria, South Africa
October 28, 2004 except for Note 1, Basis of Presentation November 26, 2004

ERNST & YOUNG

P.O. Box 158
517 Sweet Briar Road
St. Clair
Port-of-Spain
Trinidad and Tobago

Phone: (868) 628-1105
Fax: (868) 622-0918

Independent Auditors' Report

To the Stockholders of CARIBBEAN ISPAT LIMITED

We have audited the balance sheets of Caribbean Ispat Limited as of December 31, 2002 and 2001, and the related statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caribbean Ispat Limited as of December 31, 2002 and 2001, and the results of its operations and cash flows for the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG

Port of Spain, Trinidad

February 14, 2003

ERNST & YOUNG

Deutsche Allgemeine Treuhand AG
Wirtschaftsprufungsgesellschaft
Valentinskamp 24
20354 Hamburg
Postiach 30 17 09
20306 Hamburg
Telefon (0 40) 3 61 32-0
Telefax (0 40) 3 61 32-777
hamburg-@ernst-young.de
www.ernst-young.de

Independent Auditors' Report

To The Board of Directors and Shareholders of The Ispat Hamburg Group of Companies

We have audited the consolidated balance sheet of the Ispat Hamburg Group of Companies (collectively the "Group", which is a subsidiary of Ispat International N.V.) as at December 31, 2002 and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the year ended December 31, 2002 and the combined balance sheet of the Ispat Hamburg Group of Companies as at December 31, 2001 and the related combined statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Ispat Hamburg Group of Companies as of December 31, 2002 and the consolidated results of their operations and their cash flows for the year ended December 31, 2002 and the combined financial position of the Ispat Hamburg Group of Companies as of December 31, 2001 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

M. TABEL
Wirtschaftsprufer

E.-W. SCHLÜSCHEN
Wirtschaftsprufer

Ernst & Young

Deutsche Allgemeine Treuhand AG
Wirtschaftsprufungsgesellschaft
Hamburg, Germany
February 12, 2003

Consolidated Balance sheets

	Year ended December 31, 2003	2004
ASSETS		
Current Assets:		
Cash and cash equivalents	760	2,495
Restricted cash	140	138
Short-term investments	–	1
Trade accounts receivable, net of allowance for doubtful accounts of $119 at December 31, 2003 and $267 at December 31, 2004	889	2,006
Inventories (note 4)	1,587	4,013
Prepaid expenses and other current assets	275	666
Deferred tax assets - net (note 15)	32	306
Total current assets	3,683	9,625
Property, plant and equipment - net (note 5)	4,654	7,562
Investments in affiliates and joint ventures (note 6)	967	667
Deferred tax assets (note 15)	536	855
Intangible pension assets (note 14)	117	106
Other assets	180	338
Total assets	**10,137**	**19,153**

	2003	2004
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Payable to banks and current portion of long-term debt (note 8)	780	341
Trade accounts payable	1,015	1,899
Dividend payable	–	1,650
Accrued expenses and other liabilities	796	2,307
Deferred tax liabilities (note 15)	28	33
Total current liabilities	2,619	6,230
Long-term debt, net of current portion (notes 11 and 12)	2,193	1,639
Loan from shareholder	94	–
Deferred tax liabilities (note 15)	263	955
Deferred employee benefits (note 14)	1,933	1,931
Other long-term obligations	213	809
Total liabilities	**7,315**	**11,564**

See notes to the Consolidated Financial Statements

Consolidated Balance sheets

	Year ended December 31, 2003	2004
Minority interest	261	1,743
Commitments and contingencies (notes 18 and 19)		
Shareholders' equity (note 13)		
Common shares:		
Class A shares, (€0.01 par value per share, 5,000,000,000 shares authorised, 194,509,790 shares issued and 189,247,282 and 185,284,650 shares outstanding at December 31, 2003 and 2004, respectively)		
Class B shares, (€0.10 par value per share, 721,500,000 shares authorised, 457,490,210 shares issued and outstanding)	59	59
Treasury stock	(110)	(123)
Additional paid-in capital	584	552
Retained earnings	2,423	4,739
Accumulated other comprehensive income	(395)	619
Total shareholders' equity	2,561	5,846
Total liabilities and shareholders' equity	10,137	19,153

See notes to the Consolidated Financial Statements

Consolidated Statements of Income

	2002	2003	Year ended December 31, 2004
Sales	**7,080**	**9,567**	**22,197**
Costs and expenses:			
Cost of sales (exclusive of depreciation shown separately below)	5,752	7,568	14,694
Depreciation	266	331	553
Selling, general and administrative	298	369	804
Other operating expenses (note 16)	62	–	–
	6,378	8,268	16,051
Operating income	702	1,299	6,146
Other income (expense) - net	32	70	128
Income from equity method investments	111	162	66
Financing costs:			
Interest expense-net of capitalised interest of $5 in 2002, $8 in 2003 and $3 in 2004	(232)	(200)	(265)
Interest income	10	25	78
Net gain (loss) from foreign exchange transactions	15	44	(20)
	(207)	(131)	(207)
Income before taxes, minority interest and cumulative effect of change in accounting principle	638	1,400	6,133
Income tax expense (benefit): (note 15)			
Current	64	43	731
Deferred	(32)	141	86
	32	184	817
Income before minority interest and cumulative effect of change in accounting principle	606	1,216	5,316
Minority interest	(11)	(35)	(615)
Income from continuing operations	595	1,181	4,701
Cumulative effect of change in accounting principle	–	1	–
Net income	595	1,182	4,701
Basic and diluted earnings per common share before cumulative effect of change in accounting principle	0.92	1.83	7.31
Basic and diluted earnings per common share	0.92	1.83	7.31
Weighted average common share outstanding (in millions)	648	647	643

See notes to the Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

	Year ended December 31,		
	2002	2003	2004
Net income	595	1,182	4,701
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustment - net of income taxes of $2 in 2002, $1 in 2003 and $1 in 2004	6	113	929
Minimum pension liability adjustment - net of income taxes of $148 in 2002, $46 in 2003 and $38 in 2004	(273)	(79)	15
Unrealised gains on available for sale security - net of income taxes of $nil	–	69	66
Unrealised gains on derivative financial instruments - net of income taxes of $3 in 2002, $4 in 2003 and $7 in 2004	4	6	4
	(263)	109	1,014
Comprehensive income	332	1,291	5,715

See notes to the Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders' Equity

	Common Stock					Accumulated Other Comprehensive Income				
	Shares	Amount	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Minimum Pension Liability	Unrealised Gains (Losses) on Derivative Financial Instruments	Unrealised Gains on Available for Sale Securities	Shareholders' Equity
Balance at December 31, 2001	647	59	(107)	585	810	16	(249)	(8)	–	1,106
Net income		–	–	–	595	–	–	–	–	595
Other comprehensive income (loss)		–	–	–	–	6	(273)	4	–	(263)
Treasury stock (note 13)	2	–	4	–	–	–	–	–	–	4
Balance at December 31, 2002	649	59	(103)	585	1,405	22	(522)	(4)	–	1,442
Net income		–	–	–	1,182	–	–	–	–	1,182
Other comprehensive income (loss)		–	–	–	–	113	(79)	6	69	109
Treasury stock (note 13)	(2)	–	(7)	(1)	–	–	–	–	–	(8)
Dividends	–	–	–	–	(164)	–	–	–	–	(164)
Balance at December 31, 2003	647	59	(110)	584	2,423	135	(601)	2	69	2,561
Net income		–	–	–	4,701	–	–	–	–	4,701
Other comprehensive income		–	–	–	–	929	15	4	66	1,014
Treasury stock (note 13)	(4)	–	(13)	(32)	–	–	–	–	–	(45)
Dividends	–	–	–	–	(2,385)	–	–	–	–	(2,385)
Balance at December 31, 2004	643	59	(123)	552	4,739	1,064	(586)	6	135	5,846

See notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows

	2002	Year ended December 31, 2003	2004
Operating activities:			
Net income	595	1,182	4,701
Adjustments required to reconcile net income to net cash provided by operations:			
Depreciation	266	331	553
Deferred employee benefit costs	(63)	(167)	(56)
Net foreign exchange loss (gain)	(23)	(32)	28
Deferred income tax	(32)	141	86
Gain from early extinguishment of debt	(30)	–	22
Income from equity method investment	(95)	(140)	(138)
Distribution from equity method investment	6	48	–
Loss (gain) on sale or write-off of property, plant & equipment	–	–	(19)
Minority interest	11	35	615
Other non-cash operating expenses	28	15	(8)
Changes in operating assets and liabilities, net of effects from acquisitions:			
Trade accounts receivable	(72)	–	(386)
Inventories	(119)	(18)	(1,374)
Prepaid expenses and other	(32)	(87)	(160)
Trade accounts payable	(18)	(51)	160
Accrued expenses and other liabilities	117	181	587
Net cash provided by operating activities	539	1,438	4,611
Investing activities:			
Purchase of property, plant and equipment	(265)	(421)	(898)
Proceeds from sale of assets and investments including affiliates and joint ventures	35	26	83
Investments in affiliates and joint ventures	(138)	(280)	34
Acquisition of net assets of subsidiaries, net of cash acquired	1	(21)	(19)
Restricted cash	8	(118)	2
Other	(1)	–	(3)
Net cash used in investing activities	(360)	(814)	(801)
Financing activities:			
Proceeds from payable to banks	2,400	3,646	2,258
Proceeds from long-term debt - net of debt issuance costs	184	52	1,185
Proceeds from long-term debt from an affiliate	32	94	76
Payments of payable to banks	(2,360)	(3,636)	(2,738)
Payments of long-term debt	(244)	(226)	(2,127)
Payments of long-term debt to an affiliate	–	(40)	(175)
Purchase of treasury stock	(1)	(8)	(54)
Sale of treasury stock for stock option exercises	5	–	9
Dividends (includes $27 dividend paid to minority shareholders) in 2004	–	(164)	(763)
Net cash provided by (used in) financing activities	16	(282)	(2,329)
Net increase in cash and cash equivalents	195	342	1,481
Effect of exchange rate changes on cash	5	23	254
Cash and cash equivalents:			
At the beginning of the year	195	395	760
At the end of the year	395	760	2,495

See notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Year ended December 31, 2002	2003	2004
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest - net of amounts capitalised	220	201	253
Income taxes	64	30	454
Non-cash activity:			
Deferred taxes related to comprehensive income items	153	51	46
Asset retirement impact on:			
Property	–	9	–
Debt	–	19	–
Cash dividends declared but not paid	–	–	1,650
ROS capital contributions	–	1	24

See notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

NOTE 1: NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of business

Mittal Steel Company N.V. ("Mittal Steel") or ("Company"), formerly Ispat International N.V., together with its subsidiaries, is a manufacturer of steel and steel related products. Mittal Steel owns and operates manufacturing facilities in the United States of America ("US"), Mexico, Canada, Trinidad and Tobago ("Trinidad"), Germany, France, Republic of Kazakhstan, the Republic of Algeria, the Republic of Romania, the Czech Republic, the Republic of Poland, the Republic of South Africa, the Republic of Macedonia and Bosnia and Herzegovina.

These manufacturing facilities, each of which includes its respective subsidiaries, are referred to herein as the "Operating Subsidiaries".

On December 17, 2004, Ispat International N.V. completed its acquisition of Mittal Holdings N.V., formerly LNM Holdings N.V. and changed its name to Mittal Steel Company N.V. As Ispat International and LNM Holdings N.V. are affiliates under common control, the acquisition of LNM Holdings N.V. is accounted for on the basis of common control accounting, which is similar to a previously permitted method of accounting known as a "pooling-of-interests". These consolidated financial statements reflect the financial position for those assets and liabilities and results of operations for Mittal Steel from the accounts of Ispat International and LNM Holdings N.V., as though Mittal Steel had been a stand alone legal entity during the periods presented herein. These consolidated financial statements have been prepared using the historical basis in the assets and liabilities and the historical results of operations relating to Ispat International N.V. and LNM Holdings N.V. based on the separate records maintained for each of these businesses.

In connection with changing its corporate name from Ispat International N.V. to Mittal Steel Company N.V., Mittal Steel is also changing the corporate names of certain of its subsidiaries. Set forth below are certain of Mittal Steel's subsidiaries, listed by jurisdiction of organisation, indicating the former name of the subsidiary, the current/contemplated new name of the subsidiary and the abbreviations used herein. Certain of the name changes have been affected, but Mittal Steel anticipates completing this process in the second quarter of 2005. For the purposes of this Annual Report, the new name or abbreviated names will be used where applicable.

Notes to the Consolidated Financial Statements

NOTE 1: NATURE OF BUSINESS AND BASIS OF PRESENTATION

Country	Former Name of Subsidiary	Current/Contemplated New Name of Subsidiary	Abbreviations
Algeria	Ispat Annaba Spa ("Ispat Annaba")	Mittal Steel Annaba Spa	Mittal Steel Annaba
	Ispat Tebessa Spa ("Ispat Tebessa")	Mittal Steel Tebessa Spa	Mittal Steel Tebessa
Bosnia and Herzegovina	RZR Ljubija a.d.	Mittal Steel Zenica a.d.	Mittal Steel Zenica
Canada	Ispat Sidbec Inc. ("Ispat Sidbec")	Mittal Canada Inc.	Mittal Canada
Czech Republic	Ispat Nova Hut a.s. ("Ispat Nova Hut")	Mittal Steel Ostrava a.s.	Mittal Steel Ostrava
	Valcovni Plechu a.s.	Mittal Steel Frydek a.s.	Mittal Steel Frydek
	Ispat Jakl Karvina a.s.	Mittal Steel Karvina a.s.	Mittal Steel Karvina
United Arab Emirates (Dubai)	LNM Marketing FZE ("LNM Marketing")	Mittal Steel Marketing FZE	Mittal Steel Marketing
France	Ispat Unimétal S.A ("Unimetal")	Mittal Steel Gandrange S.A.	Mittal Steel Gandrange
	Trefileurope S.A.	Trefileurope S.A.	Trefileurope
Germany	Ispat Hamburger Stahlwerke GmbH ("Ispat Hamburg" or "IHSW")	Mittal Steel Hamburg GmbH	Mittal Steel Hamburg
	Ispat Stahlwerk Ruhrort GmbH ("ISRG")	Mittal Steel Ruhrort GmbH	Mittal Steel Ruhrort
	Ispat Walzdraht Hochfeld GmbH ("IWHG")	Mittal Steel Hochfeld GmbH	Mittal Steel Hochfeld
Kazakhstan	Ispat Karmet OJSC ("Ispat Karmet")	Mittal Steel Temirtau OJSC	Mittal Steel Temirtau
Luxembourg	Ispat Europe Group S.A. ("Ispat Europe Group" or "IEG")	Mittal Steel Europe S.A.	Mittal Steel Europe
Macedonia	RZ Ladna Valavnica a.d.	Mittal Steel Skopje (CRM) a.d.	Mittal Steel Skopje
	RZ Valavnica za Lenti a.d.	Mittal Steel Skopje (HRM) a.d.	
Mexico	Ispat Mexicana, S.A. de C.V. ("Ispat Mexicana" or "Imexsa")	Mittal Steel Lazaro Cardenas S.A. de C.V.	Mittal Steel Lazaro or Imexsa
Poland	Ispat Polska S.A. ("Ispat Polska")	Mittal Steel Poland S.A.	Mittal Steel Poland
Romania	Ispat Sidex S.A ("Ispat Sidex")	Mittal Steel Galati S.A.	Mittal Steel Galati
	Ispat Petrotub S.A ("Ispat Petrotub")	Mittal Steel Roman S.A.	Mittal Steel Roman
	Ispat Tepro S.A ("Ispat Tepro")	Mittal Steel Iasi S.A.	Mittal Steel Iasi
	S.C. Siderurgica S.A	Mittal Steel Hunedoara S.A.	Mittal Steel Hunedoara
South Africa	Ispat Iscor Limited ("Ispat Iscor")	Mittal Steel South Africa Limited	Mittal Steel South Africa
Trinidad and Tobago	Caribbean Ispat Limited ("CIL")	Mittal Steel Point Lisas Limited	Mittal Steel Point Lisas
United States of America	Ispat Inland Inc. ("Ispat Inland")	Ispat Inland Inc.	Ispat Inland or Inland

Notes to the Consolidated Financial Statements

NOTE 1: NATURE OF BUSINESS AND BASIS OF PRESENTATION

Organisation

Mittal Steel is formed and organised under the laws of the Netherlands to hold directly or indirectly certain subsidiaries involved in the steel manufacturing activities described above. Mittal Steel has no manufacturing operation of its own and its major assets are interests in the common and preferred stock of the Operating Subsidiaries.

Basis of presentation

The consolidated financial statements, which include the accounts of Mittal Steel and its operating subsidiaries, all of which are controlled by Mittal Steel, have been prepared in accordance with US Generally Accepted Accounting Principles ("US GAAP"). Intercompany balances and transactions have been eliminated in consolidation.

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"), an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statement", which requires the consolidation by a business enterprise of variable interest entities, if the business enterprise is the primary beneficiary. The FASB has amended FIN 46, now known as FIN 46 Revised December 2003 ("FIN 46(R)"). For the purpose of analysing investments in potential variable entities formed after January 31, 2003, the Company has applied the provisions of FIN 46 and FIN 46(R) as of January 1, 2004. For the purpose of analysing potential variable interest entities previously defined as special purpose entities ("SPE's") created before February 1, 2003; the Company has applied the provisions of FIN 46 and FIN 46(R) for the period beginning January 1, 2004. The Company has also applied the provisions of FIN 46 and FIN 46(R) in determining whether the Company holds potential interest in variable interest entities not previously defined as SPE's for the period ended December 31, 2004. The adoption of FIN 46(R) did not have a material impact on the Company's consolidating financial position, results of operations or cash flows.

Notes to the Consolidated Financial Statements

NOTE 1: NATURE OF BUSINESS AND BASIS OF PRESENTATION

The principal subsidiaries of Mittal Steel included in the Consolidated Financial Statements are as follows:

Company	Location	Ownership Percentage
Caribbean Ispat Limited	Trinidad	100.0%
Ispat Mexicana, S.A. de C.V.	Mexico	100.0%
Ispat Sidbec Inc.	Canada	100.0%
Ispat Hamburger Stahlwerke GmbH	Germany	100.0%
Ispat Stahlwerke Ruhrort GmbH and Ispat Walzdraht Hochfeld GmbH	Germany	100.0%
Ispat Inland Inc.	US	100.0%
Ispat Unimetal S.A. (including Society Metallurgique de Revigny S.N.C.)	France	100.0%
Trefileurope S.A.	France	100.0%
Ispat Karmet OJSC	Kazakhstan	100.0%
LNM Marketing FZE	Jebel Ali Free Zone, United Arab Emirates	100.0%
BH Steel Zelgezara Zenica LLC	Bosnia and Herzegovina	100.0%
S.C. Ispat Sidex S.A.	Romania	99.4%
Ispat Polska Stali	Poland	97.4%
RZ Ladna Valavnica AD	Macedonia	88.3%
S.C. Siderurgica S.A	Macedonia	77.3%
Ispat Nova Hut a.s.	Czech Republic	75.7%
S.C. Ispat Tepro S.A.	Romania	70.8%
Ispat Annaba Spa	Algeria	70.0%
Ispat Tebessa Spa	Algeria	70.0%
S.C. Ispat Petrotub S.A.	Romania	69.8%
RZR Ljubija a.d.	Bosnia and Herzegovina	51.0%
Ispat Iscor Limited	South Africa	50.1%[1]

[1] As more fully discussed in note 3, in June 2004 the Company purchased 2,000 additional shares in Ispat Iscor, raising its ownership percentage in Ispat Iscor to slightly over 50%. The Company has consolidated Ispat Iscor since January 1, 2004 as the Company obtained majority control in 2004. Prior to this date, the Company's investment in Ispat Iscor was accounted for using the equity method of accounting.

Foreign currency translation and translation of financial statements

The records of each of Mittal Steel's operating subsidiaries are maintained in the currency of the country in which the operating subsidiary is located, using the statutory or generally accepted accounting principles of such country. For consolidation purposes, the financial statements that result from such records have been translated to conform to US GAAP and converted into US Dollars, the reporting currency. The functional currency of each of the operating subsidiaries is the US Dollar, except for Ispat Sidbec, Inc., Ispat Nova Hut, Ispat Iscor, Ispat Polska, Ispat Tepro, Ispat Petrotub, Ispat Siderurgica, Ispat Europe Group S.A. and the operating subsidiaries in the Republic of Macedonia and in Bosnia and Herzegovina whose functional currency is the local currency. Prior to October 1, 2004 the Romanian economy was considered highly inflationary. *The records of Ispat Tepro, Ispat Petrotub and Ispat Siderurgica were remeasured as if its functional currency was the reporting currency for* periods prior to October 1, 2004. Upon consolidation, the results of operations of Mittal Steel's subsidiaries and affiliates whose functional currency is other than the US Dollar are translated into US Dollars at average exchange for the year and assets and liabilities are translated at year-end exchange rates. Translation adjustments are presented as a separate component of other comprehensive income ("OCI") in the Consolidated Financial Statements and are included in net earnings only upon sale or liquidation of the underlying foreign subsidiary or affiliated company. Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are remeasured at the rates of exchange prevailing at the balance sheet date and the related transaction gains and losses are reported in the statements of income.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Cash and cash equivalents

Cash equivalents represent highly liquid investments with original maturities of three months or less.

Restricted cash

Restricted cash represents the required collateral with various banks as margin for revolving letters of credit and guarantees.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts at an amount it considers to be a sufficient estimate of losses resulting from the inability of its customers to make required payments. An allowance is recorded and charged to expense when an account is deemed to be uncollectable. In judging the adequacy of the allowance for doubtful accounts, the company considers multiple factors including historical bad debt experience, the current economic environment and the aging of the receivables. Recoveries of trade receivable previously reserved in the allowance are credited to income.

Inventories

Inventories are carried at the lower of cost or market value. Cost is determined using the first in, first out ("FIFO") method and average cost method, which approximates FIFO. Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labour and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at cost inclusive of freight, shipping and handling costs.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. All property, plant and equipments except land are depreciated using the straight line method over the useful lives of the related assets, ranging from 10 to 50 years for buildings and improvements and 2 to 45 years for machinery and equipment. Major improvements, which add to productive capacity or extend the life of an asset, are capitalised, while repairs and maintenance are charged to expense as incurred. Property, plant and equipment under construction are recorded as construction in progress until they are ready for their intended use; thereafter they are transferred to the related category of property, plant and equipment and depreciated over their estimated useful lives. Interest during construction is capitalised to property, plant and equipment under construction until the assets are ready for their intended use. Gains and losses on retirement or disposal of assets are determined as the difference between net disposal proceeds and carrying amount and are reflected in the statement of operations. The cost of coal-production assets are depreciated on a unit-of-production basis. The rate of depreciation is determined based on the rate of depletion of the proven developed reserves in the coal deposits mined. Proven developed reserves are defined as the estimated quantity of product which can be expected to be profitably extracted, processed and used in the production of steel under current and foreseeable economic conditions.

Negative goodwill

The Company has historically purchased under-performing steel assets, principally those involved in various privatisation programmes in former government controlled economies. Businesses with these characteristics typically have been purchased for an amount that does not exceed net asset fair value, thus producing negative goodwill for accounting purposes. The Company accounts for its negative goodwill in accordance with FASB Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations". SFAS 141 requires that in a business combination in which the fair value of the identifiable net assets acquired exceeds the cost of the acquired business, the excess over cost (i.e. negative goodwill) reduces, on a pro rata basis, amounts assigned to acquired non-current assets, with certain exceptions. Any excess negative goodwill remaining after reducing the amounts that would have been assigned to the assets acquired to zero would be recognised as an extraordinary gain.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Impairment of long-lived assets

Long-lived assets held and used by Mittal Steel are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted future net cash flows of assets grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If the undiscounted future net cash flows are less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Investment in affiliates and joint ventures

Investments in majority owned affiliates and joint ventures, where control does not exist and 20% to 50% owned affiliates and joint ventures in which Mittal Steel has the ability to exercise significant influence, are accounted for under the equity method of accounting whereby the investment is carried at cost of acquisition, plus Mittal Steel's equity in undistributed earnings or losses since acquisition, less dividends received.

Investment in affiliates and others, over which the Company and/or its subsidiaries do not have the ability to exercise significant influence and have a readily determinable fair value, are accounted for at fair value with any realised gain or loss included in other comprehensive income. To the extent that these investments do not have a readily determinable fair value, they are accounted for under the cost method.

Mittal Steel periodically reviews all of its investments in affiliates and joint ventures for which fair value is less than cost to determine if the decline in value is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the investment is written down to fair value. The amount of any write-down is included in other operating expenses.

Debt issuance costs

Debt issuance costs, which are included in other assets, are stated at cost and amortised over the life of the related debt using the effective interest method. Amortisation of debt issuance costs is included in interest expense, which is a component of financing costs, or alternatively, capitalised as borrowing costs on qualifying assets where applicable.

Dividend payable

Dividends payable are recorded as a liability and reduction of retained earnings when declared.

Retirement benefits

The measurement of pension and post-retirement benefit liabilities is based upon the projected unit credit method in accordance with Statement of Financial Accounting Standards 87 ("SFAS 87"), "Employers' Accounting for Pensions", and SFAS 106, "Employers' Accounting for Post-retirement Benefits Other than Pensions", respectively. As permitted under SFAS 87 and SFAS 106, changes in the amount of either the projected benefit obligation (for pensions plans), the accumulated benefit obligation (for other post-retirement plans) or differences between actual and expected return on plan assets and from changes in assumptions, can result in gains and losses not yet recognised in the Company's Consolidated Financial Statements.

The expected return on the plan assets is determined based on the expected long- term rate of return on plan assets and the fair value or market related value of that plan's assets. Amortisation of an unrecognised net gain or loss is included as a component of the Company's net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognised net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation (for pension plans) or the accumulated post-retirement benefit obligation (for other post-retirement plans) or (2) the fair value or market-related value of that plan's assets. In such case the amount of amortisation recognised by the Group is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

The Company elected retroactive application as of January 1, 2004 to account for subsidies provided under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Medicare Act"). Under certain conditions, the Medicare Act provides for subsidies related to post-retirement healthcare benefits that reduce the accumulated post-retirement benefit obligation ("APBO") of companies in the United States. For more information regarding the impact of the Medicare Act, see the Company's Consolidated Financial Statements.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Revenues are recognised when persuasive evidence of an arrangement exists, delivery has occurred to customers, the sales price is fixed and determinable, collectibility is reasonably assured, and title and risks of ownership have passed to the buyer. The Company recognises revenue upon shipment or upon delivery, depending upon shipping terms of the transaction and when delivery is deemed to have occurred.

Shipping and handling costs

Mittal Steel classifies all amounts billed to a customer in a sale transaction related to shipping and handling costs as sales and all other shipping and handling costs as cost of sales.

Financing costs

Financing costs include interest, amortisation of discounts or premiums on borrowings, amortisation of costs incurred in connection with the arrangement of borrowings and net gain or loss from foreign exchange on translation of long-term debt, net of unrealised gains and losses on foreign exchange contracts.

Research and development costs and advertising costs

Research and development costs and advertising costs are expensed as incurred and are not material in any period presented.

Environmental costs

Environmental expenditures that relate to current operations are expensed or capitalised as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation or cost reduction, are expensed. Liabilities are recorded when environmental assessments and or remedial efforts are probable, and the cost can be reasonably estimated based on ongoing engineering studies, discussions with the environmental authorities and assumptions as to the areas that may have to be remediated along with the nature and extent of the remediation that may be required. The ultimate cost to Mittal Steel is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation. Environmental liabilities are discounted if the aggregate amount of the obligation and the amount and timing of the cash payments are fixed or reliably determinable.

Income taxes

The provision for income taxes includes income taxes currently payable or receivable and those deferred. Deferred tax assets and liabilities are recognised for the future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognised for the estimated future effects of tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted statutory tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognised in the statement of operations in the period in which the changes are enacted. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realised.

Derivative financial instruments

Derivative instruments are utilised by Mittal Steel to manage its exposure to commodity prices, fluctuations in foreign exchange risks, and interest rates. Mittal Steel has established a control environment, which includes policies and procedures for risk assessment and the approval and monitoring of derivative instrument activities. Mittal Steel does not enter into foreign currency hedging contracts related to its investment in affiliated companies. The Company and its subsidiaries selectively use various financial instruments, primarily forward exchange contracts, interest rate swaps and commodity future contracts, to manage exposure to price fluctuations.

All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognised in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in OCI and are recognised in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognised in earnings. Gains and losses related to financial instruments that are utilised to manage exposures to fluctuations in the cost of energy and raw materials used in the production process are recognised as a part of the cost of the underlying product when the contracts are closed.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Earnings per common share

Earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the periods presented. The computation of diluted earnings per common share is similar to basic earnings per common share, except that diluted earnings per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common shares were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of Mittal Steel.

Stock Option Plan

In 1999, the Company established the Ispat International N.V. Global Stock Option Plan (the "Ispat Plan"), which are described more fully in note 13. Awards under the Company's plans vest over three years. Prior to 2003, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in 2001 and 2002 net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective January 1, 2003, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), prospectively to all employee awards granted, modified, or settled after January 1, 2003. This prospective adoption of the fair value provisions of SFAS 123 is in accordance with the transitional provisions of SFAS No. 148, "Accounting for Stock-Based Compensation" ("SFAS 148") issued in December 2002 for recognising compensation cost of stock options. There were no stock options granted, modified or settled during 2004 and accordingly, no compensation expense has been recognised in 2004.

SFAS 148 also requires that if awards of stock-based employee compensation were outstanding and accounted for under the intrinsic value method of Opinion 25 for any period in which an income statement is presented, a tabular presentation is required as follows:

		Year ended December 31,	
	2002	2003	2004
Net income, as reported	595	1,182	4,701
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	–	–	–
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	3	1	1
Pro forma net income	592	1,181	4,700
Earnings per share:			
Basic and diluted - as reported	0.92	1.83	7.31
Basic and diluted - pro forma	0.92	1.83	7.31

Segment reporting

Mittal Steel operates in a single business segment, which is composed of the manufacturing of semi-finished and finished steel products.

Recent accounting pronouncements

EITF 03-1

In March 2004, the FASB's Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairments and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 provides a three-step impairment model for determining whether an investment is other-than-temporarily impaired and requires the Company to recognise such impairments as an impairment loss equal to the difference between the investment's cost and fair value at the reporting date. The Company believes that the adoption of EITF 03-1 will not have a material effect on its Consolidated Financial Statements.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FSP 106-2

In May 2004, the FASB issued FASB Staff Position ("FSP") No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003". This FSP supersedes FSP No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" which was issued by the FASB in January 2004. FSP No. 106-2 provides specific guidance on accounting for the effects of the Act for employers sponsoring post-retirement health care plans that provide certain prescription drug benefits. Additionally, this guidance allows companies who elected to follow the deferral provisions of FSP No. 106-1, and whose prescription drug benefit plans are actuarially equivalent to the benefit to be provided under Medicare Part D, to either reflect the effects of the federal subsidy to be provided by the Act in their financial statements on a prospective basis or a retroactive basis. The Company determined that at the US Operating Subsidiary, the prescription drug benefit provided by the US Operating Subsidiary's post-retirement benefit plan as of the date of the Act's enactment was at least actuarially equivalent to those of Medicare Part D and, accordingly, the Company will be entitled to the federal subsidy when it begins in calendar year 2006. On July 1, 2004, the Company adopted the provisions of FSP No. 106-2, and applied these provisions on a retroactive basis effective January 1, 2004. The US Operating Subsidiary calculated the effect of the Medicare subsidy on its APBO as of December 8, 2003, the date of the Act's enactment (all other actuarial assumptions determined as of November 30, 2003 were not changed). Based on this calculation, the Company recognised the effects of the Medicare subsidy on its net periodic post-retirement benefit costs which reduced this expense by $6 for the year ended December 31, 2004. Accordingly, the accumulated post-retirement benefit obligation was reduced by $69 as a result of this subsidiary. Other factors including the discount rate and other actuarial assumptions mitigated the gain, resulting in an ending benefit obligation of $882 at December 31, 2004 as a result of this subsidy.

SFAS 151

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs" ("SFAS 151"). This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognised as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory costs incurred in fiscal years beginning after June 15, 2005. The company currently believes that the adoption of SFAS 151 will not have a material effect on its Consolidated Financial Statements.

SFAS 153

In November 2004, the FASB issued SFAS No. 153 "Exchange of Non-Monetary Assets - An Amendment of APB Opinion No. 29" ("FAS 153"). The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance - that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The Company currently believes that the adoption of FAS 153 will not have a material effect on its Consolidated Financial Statements.

EITF 03-13

In November 2004, the EITF reached a consensus on Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations" ("EITF 03-13"). The guidance should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. The Company currently believes that the adoption of EITF 03-13 will not have a material effect on its Consolidated Financial Statements.

SFAS 123R

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS No. 123(R)), "Share-Based Payment," SFAS No. 123(R) replaces SFAS No. 123, "Accounting for Stock Issued to Employees," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123(R) requires that compensation costs relating to share-based payment transactions be recognised in the Consolidated Financial Statements. Compensation costs will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) is effective as of the first interim or annual reporting period that begins after June 15, 2005. The Company is currently evaluating the provisions of SFAS 123(R) and has not yet determined its impact on the Company's financial condition, results of operations and cash flows.

Notes to the Consolidated Financial Statements

NOTE 3: ACQUISITIONS

A key element of the Company's strategy is to achieve growth through acquisitions. The acquisitions provide for more significant presence in economies that are expected to experience above average growth in steel consumption.

On January 31, 2003, the Company acquired 7,710,973 existing shares and 924,384 newly issued shares of Ispat Nova Hut, representing 69.7% of the total issued share capital of Ispat Nova Hut, as well as certain of its debts for $52 under an agreement with Fond Narodniho Majetku Ceske Republiky ("FNM"). Ispat Nova Hut, operating in the Czech Republic, is in the business of production and sale of steel products and also owns various ancillary businesses to support the steel business. The Company acquired a further 573,294 shares of Ispat Nova Hut, representing 4.6% of the total issued share capital of Ispat Nova Hut, under a public offer, on November 21, 2003 for approximately $6. The minority interest and negative goodwill has been adjusted accordingly, as shown below. During 2004, the Company acquired an additional 1.38% of the outstanding shares of Ispat Nova Hut. The transaction was accounted for as a step acquisition under the purchase method. The purchase price of these shares was approximately $11 which was paid from internally generated funds. As of December 31, 2004, the Company has an option, subject to certain restrictions for the purchase of 8.6% of the outstanding share capital of Ispat Nova Hut. The excess of the acquisition cost over the fair value of the net assets purchased was approximately $4. The results of Ispat Nova Hut have been included in the Consolidated Financial Statements since January 31, 2003. The valuation of acquired assets and liabilities has been completed and such amounts are reflected in the Consolidated Financial Statements as of December 31, 2003 and 2004.

On July 9, 2003, the Company acquired 5,782,596 shares of Ispat Tepro, which is in the business of production and sale of steel products in the Republic of Romania, representing 70.8% of its total issued capital, for $0.8 under an agreement with the Authority for Privatization and Management of State Holdings ("APAPS"). The Company has paid $0.3 with the balance $0.5 payable at the end of 18 months. The Company also has an option to acquire additional shares under a debt equity swap for $0.8, which will, if exercised, increase the shareholding of the Company in Ispat Tepro to approximately 83%. The results of Ispat Tepro have been included in the Consolidated Financial Statements since the date of acquisition. The Company has completed its valuation of the acquired assets and liabilities during 2004 and such amounts are reflected in the Consolidated Financial Statements as of December 31, 2004.

The Company acquired an additional 59,981,037 shares of Ispat Sidex, representing 7.8% of the total issued share capital of Ispat Sidex, under a compulsory offer, closed on September 23, 2003 for $26, increasing the Company's ownership to 99.4%. The Company acquired its initial ownership in 91.6% of Ispat Sidex's total issued outstanding share capital in November 2001. The acquisition of the minority interest was accounted for under the purchase method of accounting and resulted in negative goodwill of $35. The negative goodwill has been allocated to the fair value of the tangible fixed assets acquired. Ispat Sidex is located in the Republic of Romania and is in the business of production and sale of steel and steel related products. The Company completed its valuation of the acquired assets and liabilities during 2003 and such amounts are reflected in the Consolidated Financial Statements as of December 31, 2003 and 2004.

On December 19, 2003, the Company acquired 10,077,565 shares of Ispat Petrotub, which is in the business of production and sale of steel products in the Republic of Romania, representing 69.8% of the total issued capital of Ispat Petrotub, for $6 under an agreement with APAPS. The Company has paid $2 and the remaining balance of $4 is payable at the end of 18 months. The results of Ispat Petrotub have been included in the Consolidated Financial Statements since the date of acquisition. The Company has completed its valuation of the acquired assets and liabilities during 2004 and such amounts are reflected in the Consolidated Financial Statements as of December 31, 2004.

On March 5, 2004, the Company acquired a 69% interest in the total issued capital of Polskie Huty Stali Spoka Akcyjna ("PHS"), a steel manufacturing company in the Republic of Poland, from the State Treasury of the Republic of Poland. In conjunction with the acquisition of the controlling interest in PHS, the Company irrevocably committed to purchase an additional 25% interest by December 2007. Simultaneously, the Polish state authorities, who currently hold these shares, have irrevocably committed to sell this additional 25% interest in PHS to the Company. Because of the irrevocable commitments transfer operational and economic control of these remaining shares, it has been accounted for as an acquisition of the remaining shares, with a liability recorded equal to the fair value of the guaranteed payments. As of the acquisition date, the Company's total effective ownership percentage in PHS was 94.0%. The total purchase price for PHS, including acquisition costs, was $519, which was funded though a combination of cash, debt and the liabilities recorded under the acquisition agreement. The results of PHS have been included in the Consolidated Financial Statements since March 2004. The Company has also committed to make capital expenditures of $662 over a period ending by December 2009. Subsequent to acquisition of the controlling interest in PHS, the Company renamed PHS to Ispat Polska Stali. In addition, the Company increased its ownership percentage to 97.4% at December 31, 2004 through the purchase of additional shares held by current and former employees for cash consideration of $26. The acquisition of the minority interest was accounted for under the purchase method of accounting. Ispat Polska, one of the largest steel producers in Central and Eastern Europe, produces a wide range of steel products and owns various ancillary businesses to support the steel business. The Company has completed its valuation of the acquired assets and liabilities during 2004.

Notes to the Consolidated Financial Statements

NOTE 3: ACQUISITIONS

On December 10, 2004, the Company acquired a 51% interest in BH Steel Zeljezara Zenica LLC ("BH Steel"), a steel manufacturing company located in Bosnia and Herzegovina, for $80 from the Government of the Federation of Bosnia and Herzegovina and Kuwait Consulting & Investment Co. ("KCIC"). In conjunction with the acquisition of the controlling interest in BH Steel, the Company irrevocably committed to purchase the additional 49% interest in the total outstanding capital by November 2006. Simultaneously, KCIC, which holds these shares at December 31, 2004, has irrevocably committed to sell this 49% interest in BH Steel to the Company for $98. Because of the irrevocable commitments transfer operational and economic control of these remaining shares, it has been accounted for as an acquisition of the remaining shares, with a liability recorded equal to the fair value of the guaranteed payments. As of the acquisition date, the Company's total effective ownership percentage in BH Steel was 100%. The results of BH Steel have been included in the Consolidated Financial Statements since December 2004. On February 9, 2005, the Company received notice that KCIC was exercising its put option under the agreement and thereby selling its stake to the Company for $98. In connection with the acquisition, the Company has committed to make capital expenditures of $135 over a 10 year period. The Company is in the process of finalising its valuation for certain assets of BH Steel to assist it in allocating the purchase price to the individual assets acquired and liabilities assumed. The preliminary allocation of the purchase price included in the current period balance sheet is based on the Company's current best estimate and is subject to revision based on final determination of fair value. The Company anticipates that the valuation will be completed prior to the anniversary date of the BH Steel acquisition. This may result in adjustments to the purchase price allocation for BH Steel.

The above acquisitions were all accounted for by the purchase method of accounting. The purchase price was allocated based on the estimated fair values of the assets acquired and the liabilities assumed.

With respect to the above acquisitions, the table presented below summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. Based on the difference between the purchase price (including acquisition costs) and the fair value to the assets acquired and the liabilities assumed, based on exchange rates at the acquisition dates, the negative goodwill is treated as disclosed below.

	2003 Acquisitions			2004 Acquisitions	
	Ispat Nova Hut	Ispat Tepro	Ispat Petrotub	Ispat Polska	BH Steel
Current assets	476	5	27	864	127
Property, plant & equipment	968	7	58	1,758	216
Other assets	24	1	–	52	1
Total Assets	1,468	13	85	2,674	344
Current liabilities	287	9	46	669	31
Long-term loan	282	–	20	48	38
Other long-term liabilities	14	–	2	337	12
Deferred tax liabilities	12	–	–	90	–
Minority interest	11	–	–	34	–
Total liabilities	606	9	68	1,178	81
Total net assets	862	4	17	1,496	263
Minority interest	121	1	5	91	–
Net assets acquired	741	3	12	1,405	263
Purchase price	(58)	(1)	(11)	(519)	(178)
Negative goodwill	683	2	1	886	85

Notes to the Consolidated Financial Statements

NOTE 3: ACQUISITIONS

In the Consolidated Financial Statements, the negative goodwill balances reduced the value, on a pro-rata basis, of non-current assets acquired, primarily property, plant and equipment acquired, in accordance with FAS 141.

Acquisition of Ispat Iscor

On June 9, 2004 after obtaining the necessary shareholder and the Republic of South Africa Competition Tribunal approvals, the Company purchased an additional 2,000 shares in Ispat Iscor (formerly Iscor Limited) on the open market. The 2004 purchase increased the Company's 49.99% ownership in the outstanding share capital of Ispat Iscor at December 31, 2003 to greater than 50%, and provided the Company with effective control over Ispat Iscor's operations. The Company had historically accounted for Ispat Iscor under the equity method of accounting. A publicly traded company whose shares trade on the JSE Securities Exchange, South Africa, Ispat Iscor is an integrated steel producer in the Republic of South Africa and is comprised of four steel plants and a metallurgical by-products processing division. The Company has included the results of operations of Ispat Iscor in its Consolidated Statements of Income for the year-ended December 31, 2004 as though it had been acquired at the beginning of the year and deducted the pre-acquisition earnings as part of the Company's minority interest.

The Company's investment in Ispat Iscor was accounted for under the equity method of accounting from 2001 through 2003, and each of the Company's investments in the outstanding shares of Ispat Iscor were accounted for as a step acquisition under the purchase method of accounting. During 2001, the Company made an initial 8.26% investment in the outstanding shares of Ispat Iscor, increasing its ownership percentage in both 2002 and 2003 through additional share purchases on the open market and as part of a rights issue by Ispat Iscor. The accounting treatment of the additional investment was in accordance with Accounting Principles Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock" ("APB 18"). Accordingly, in 2002 the Company retroactively restated its investment in Iscor on the equity method of accounting and recorded its ownership percentage of Iscor's income which amounted to $95 in 2002 and $112 in 2003. At December 31, 2003, the Company had a recorded equity method investment in Ispat Iscor of $581.

In accordance with FAS 141, the acquisition of common shares of Ispat Iscor prior to 2003 resulted in negative goodwill of $118 and $38 in 2002 and 2001, respectively, based on the exchange rates at the acquisition dates. The negative goodwill has been allocated to the underlying acquired non-current assets, primarily property, plant and equipment, on a pro-rata basis. Accordingly, the related impact on depreciation on the Company's allocated share of Ispat Iscor's property, plant and equipment has been adjusted, which is reflected in the income from equity method investment in the Consolidated Statements of Income for the years 2002 and 2003. The related impact on depreciation in 2004 is reflected in depreciation expense. The acquisition of common shares of Ispat Iscor in 2003 resulted in goodwill of $78, based on exchange rates at the acquisition dates. The purchase of the 2,000 additional shares in 2004 had no material impact on goodwill.

The allocation of the total purchase price of Ispat Iscor resulted in the consolidation of total assets of $2,296 and total liabilities of $866. Total assets are comprised of $835 in current assets, $1,220 in property, plant and equipment and other non-current assets, including goodwill, of $241. Total liabilities include $498 in current liabilities and $368 in non-current liabilities. The negative goodwill amounts from each of the step acquisitions reduced the value, on a pro-rata basis, of non-current assets acquired, primarily property, plant and equipment acquired, in accordance with FAS 141.

Other 2004 Acquisitions

During 2004, the Company acquired controlling interest and formed a joint venture in various steel manufacturing and mining operations in Eastern Europe for a combined purchase price, including acquisition costs, of $50 and the assumption of certain liabilities of a seller of $52, each based on exchange rates at the acquisition dates. The estimated fair value of assets acquired and liabilities assumed at the date of acquisition was $95. In addition, the Company has committed to certain capital investments over future periods with respect to these acquisitions, which in total are not significant. The results of these entities have been included in the Consolidated Financial Statements since their effective dates of acquisition. The Company is in the process of finalising its valuations for certain assets to assist in allocating the purchase price to the individual assets acquired and liabilities assumed. The preliminary allocations of the purchase price included in the current period balance sheet are based on the Company's current best estimates and are subject to revision based on final determination of fair values. The Company anticipates that the valuations and other studies will be completed prior to the anniversary date of the acquisitions. This may result in adjustments to the initial purchase price allocation.

NOTE 3: ACQUISITIONS

Unaudited Pro Forma Results

The following unaudited pro forma data for the Company includes the results of operations of Ispat Nova Hut, Ispat Tepro, Ispat Petrotub, Ispat Polska, Ispat Iscor, BH Steel and the Company's other 2004 acquisitions, as discussed above, as if the acquisitions had been consummated at the beginning of 2003. The unaudited pro forma data is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations.

	Unaudited	
	Pro Forma 2003	Pro Forma 2004
Sales	14,724	22,818
Net Income	1,307	4,704
Earning per Common share - basic and diluted	2.02	7.32

NOTE 4: INVENTORIES

Inventory, net of allowance for slow moving or obsolete inventory of $146 and $244 at December 31, 2003 and 2004, respectively are comprised of the following at December 31:

	2003	2004
Finished products	509	1,095
Production in process	357	996
Raw materials	444	1,423
Manufacturing supplies, spare parts and other	277	499
	1,587	4,013

NOTE 5: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarised as follows

	Land	Buildings and Improvements	Machinery and equipment	Construction in process	Coal production assets	Total
Balance at December 31, 2003						
Gross value	131	1,140	6,048	247	206	7,772
Accumulated depreciation	–	(518)	(2,475)	–	(125)	(3,118)
Net carrying value	**131**	**622**	**3,573**	**247**	**81**	**4,654**
Balance at December 31, 2004						
Gross value	202	1,917	8,577	458	234	11,388
Accumulated depreciation	–	(636)	(3,039)	–	(151)	(3,826)
Net carrying value	**202**	**1,281**	**5,538**	**458**	**83**	**7,562**

NOTE 6: INVESTMENTS IN AFFILIATES AND JOINT VENTURES

The Company's investments in affiliates and joint ventures, which include joint ventures accounted for using the equity method, are as follows:

Investee	Operating activity	Ownership Percentages at December 31 2004	Type of ownership	December 31 2003	December 31 2004
Equity method investments:					
Located in US					
Empire Iron Mining Partnership ('E.I.M.P.')	Taconite/ Pellets	21%	Partnership	–	–
PCI Associates	Pulverized coal	50%	Partnership	22	22
I/N Tek[1]	Cold rolling	60%	Partnership	51	62
I/N Kote	Galvanising	50%	Partnership	141	146
Located in Mexico					
Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V. ("Peña Colorada")	Mining and palletizing plant	50%	Common stock	4	13
Servicios Siderúrgicos Integrados, S.A. de C.V. ("Sersiin")	Port operations, lime, industrial gases and engineering workshop	50%	Common stock	9	8
Located in Canada					
Sorevco	Galvanising plant	50%	Limited partnership	7	7
Delta Tube	Tubes	40%	Limited partnership	2	1
Located in Germany					
Westfälische Drahtindustrie GmbH ("WDI")	Wire drawing	33.3%	Common stock	12	15
Located in South Africa					
Ispat Iscor[2]	Integrated steel plant	50.01%	Common shares	581	–
Macsteel International Holdings B.V.[3]	Trading activities for Ispat Iscor	50%	Partnership	–	93
Other equity method investment	–	–	–	–	86
				829	453
Available for sale security[4]:					
Equity security				44	55
Unrealised gain	–	–	–	69	135
Fair value	–	–	–	113	190
Other investments:					
Other	–	–	–	25	24
				967	667

NOTE 6: INVESTMENTS IN AFFILIATES AND JOINT VENTURES

(1) I/N Tek, a general partnership formed for a joint venture between the Company and Nippon Steel Corporation ("NSC"), owns and operates a cold-rolling facility. I/N Tek is 60% owned by a wholly owned subsidiary of the Company and 40% owned by an indirect wholly owned subsidiary of NSC. Under the tolling arrangement the Company was charged $142, $137 and $149 for such tolling services for the years ended December 31, 2002, 2003 and 2004, respectively. The Company has rights to the productive capacity of the facility, except in certain limited circumstances and has an obligation to use the facility for the production of cold rolled steel, under a tolling arrangement with I/N Tek. The Company does not exercise control over I/N Tek as all significant management decisions of the joint venture require agreement by both the partners. Due to this lack of control by the Company, the Company accounts for its investment in I/N Tek under the equity method.

(2) As more fully discussed in note 3, the Company purchased an additional 2,000 shares of Ispat Iscor on June 9, 2004, taking the Company's ownership percentage in the outstanding share capital of Ispat Iscor to greater than 50%. During 2004 Ispat Iscor has been consolidated by the Company. Prior to 2004, the Company accounted for its investment in Iscor on the equity method of accounting. As a publicly traded Company, the Company's investment in Ispat Iscor has an aggregate market value of $965 at December 31, 2003. During 2003 and 2002, the Company recorded its ownership percentage of Ispat Iscor's income which amounted to $112 and $95, respectively. Prior to 2004, the consolidated financial statements of Ispat Iscor were prepared under International Financial Reporting Standards ("IFRS") and reconciled to US GAAP. The income on equity method investments is based on Ispat Iscor's US GAAP results of operations for the years ended December 31, 2003 and 2002. The 2002 and 2003 financial statements of Ispat Iscor, prepared in accordance with IFRS and the accompanying reconciliation to US GAAP, have been restated on November 26, 2004. This restatement had no effect on the US GAAP results of operations or shareholders' equity of Ispat Iscor or the Company in any period presented. In November 2001, the Company entered into a Business Assistance Agreement ("BAA") with Ispat Iscor. The BAA is a performance based agreement which covers a three year period up through December 31, 2004. Under the terms of the BAA, the Company has undertaken to provide Ispat Iscor with business, technical, procurement and marketing assistance, devise operational improvements to sustain annual savings, and invest a minimum of $75 in market purchases of Iscor before March 2003. Remuneration for the Company's business assistance is performance based, linked to a scale of cost savings targets. Settlement was initially provided for by the issue of Ispat Iscor shares, but the BAA was amended in December 2003 to provide for settlement by way of either issue of shares or payment of cash. During 2003, the Company received cash remuneration from Ispat Iscor in the amount of $94, of which $47 was recorded as other income and $47 as income from equity investment to properly eliminate the effect of intercompany transactions in accordance with APB No. 18. During 2004, the Company received $114 in cash remuneration from Ispat Iscor under the BAA, the effects of which have been eliminated upon consolidation after giving effect to minority interest shareholders.

(3) Macsteel International Holdings B.V. ("Macsteel") is an equity method investment owned by Ispat Iscor. Ispat Iscor's steel products are marketed internationally through Macsteel, a joint venture in which the Ispat Iscor holds a non-controlling 50% interest. The Company recognised $51 in equity income from Macsteel in 2004. Transactions between the Company and its operating subsidiaries, Macsteel, as well as with the Company's other equity method investees, have been eliminated as if the investments were a consolidated subsidiary, in accordance with APB No. 18.

(4) At December 31, 2003 and 2004, the Company owns approximately 8.6% of the outstanding shares of Eregli Denirve Fabrikal ("Eregli"), the largest iron and steel producer in the Republic of Turkey. Eregli is publicly traded on the Istanbul Stock Exchange.

Summary condensed information, in the aggregate, of the Company's investments accounted for using the equity method is disclosed as follows:

	Year ended December 31,		
	2002	2003	2004
Condensed Statement of Income Data			
Gross revenue	2,836	3,734	2,128
Gross profit	516	668	150
Net income	219	297	90

NOTE 6: INVESTMENTS IN AFFILIATES AND JOINT VENTURES

	Year ended December 31, 2003	2004
Condensed Balance Sheet Data		
Current assets	1,181	559
Total assets	3,801	1,565
Current liabilities	886	606
Total liabilities	1,671	1,078
Net assets	2,130	487

The US Operating Subsidiary and NSC own and operate another joint venture which consists of a 500,000 ton electro galvanising line and a 500,000 ton hot-dip galvanising line adjacent to the I/N Tek facility. I/N Kote, the general partnership formed for this joint venture, is owned 50% by a wholly owned subsidiary of the US Operating Subsidiary and 50% by an indirect wholly owned subsidiary of NSC. The US Operating Subsidiary and NSC each have guaranteed the share of long-term financing attributable to their respective subsidiary's interest in the partnership. I/N Kote had $109 and $81 outstanding under its long-term financing agreement at December 31, 2003 and 2004, respectively. I/N Kote is required to buy all of its cold rolled steel from the US Operating Subsidiary, which is required to furnish such cold rolled steel at a price that results in an annual return on equity to the partners of I/N Kote, depending upon operating levels, of up to 10% after operating and financing costs. This price may be subject to an adjustment ("return on sales adjustment" or "ROS adjustment") if the US Operating Subsidiary's return on sales ("ROS") differs from I/N Kote's ROS, as defined in the Substrate Supply Agreement. As further outlined in the Substrate Supply Agreement, the component (memo account adjustment) of any ROS adjustment which results in negative ROS for I/N Kote will be returned to the US Operating Subsidiary and NSC in an amount prescribed by a formula in the Substrate Supply Agreement if the US Operating Subsidiary's ROS is greater than I/N Kote's ROS in subsequent years. The US Operating Subsidiary recorded sales of cold rolled steel to I/N Kote of $349, $343, and $323 for the years ended December 31, 2002, 2003 and 2004, respectively. Prices of cold rolled steel sold by the US Operating Subsidiary to I/N Kote are determined pursuant to the terms of the joint venture agreement and are based, in part, on operating costs of the partnership. In 2002, 2003 and 2004, the US Operating Subsidiary sold cold rolled steel to I/N Kote at prices that exceeded the US Operating Subsidiary's production costs but were less than the market prices for cold rolled steel products. The US Operating Subsidiary sells all I/N Kote products that are distributed in North America. The US Operating Subsidiary receives a 1% sales commission on I/N Kote sales for which it earned $5 for each of the years ended December 31, 2004, 2003 and 2002.

During 2002, 2003 and 2004, certain conditions (as defined in the Substrate Supply Agreement) were met resulting in either a memo account or ROS adjustment being realised by the US Operating Subsidiary. The US Operating Subsidiary's Consolidated Financial Statements reflect a net adjustment of approximately $2, $7 and ($19) for the years ended December 31, 2002, 2003 and 2004, respectively. The memo account adjustment decreased the aggregate substrate price for 2004 while ROS adjustments increased the aggregate substrate price for 2002 and 2003 resulting in the US Operating Subsidiary's return on sales being equal to the return on sales of I/N Kote. As of December 31, 2004, the balance in the memo account is $10. At December 31, 2003, the US Operating Subsidiary recorded a payable of $1 to I/N Kote for the excess of the ROS adjustment over than the return of capital and annual equity return of the partners. At December 31, 2004, the US Operating Subsidiary recorded a receivable from I/N Kote of approximately $24, representing their portion of the 2004 memo account adjustment and annual equity return.

During the development of the I/N Tek and I/N Kote joint ventures and to meet ongoing capital needs, the US Operating Subsidiary has loaned money to the joint ventures. These partner loans are included in "Investments in Affiliates and Joint Ventures" in the balance sheet. The outstanding balance of the I/N Tek partner loans was $17 and $16 at December 31, 2003 and 2004, respectively. The US Operating Subsidiary recorded interest income related to the I/N Tek loans of $1 for each of the years ended December 31, 2002, 2003 and 2004, respectively. The outstanding balance of the I/N Kote partner loans was $27 and $22 at December 31, 2003 and 2004, respectively. The US Operating Subsidiary recorded interest income on the I/N Kote loans of $1 for each of the years ended December 31, 2002, 2003 and 2004, respectively. In the fourth quarter of 2002, the terms of each of the I/N Tek and I/N Kote partnerships were extended through December 31, 2021.

NOTE 7: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties, all of which are affiliates and joint ventures of the Company were as follows:

		Year ended December 31,	
	2002	2003	2004
Transactions			
Purchases of raw material & others:			
Peña Colorada	33	44	34
Sersiin	18	12	9
E.I.M.P	102	101	153
PCI Associates (Tolling fee)	34	32	57
Orind Refractories	23	33	46
Cal. del. Balsas	–	–	16
I/N Tek (Tolling charges)	142	137	149
Lindsay International Pvt Ltd	20	32	40
Alkharsh International Pvt Ltd	2	2	–
M.G. Odra Gas	–	9	9
Topham Eisen-und Stahlhandelsges	–	1	–
Corp. del. Balsas	3	2	5
Thyssen Trade Praha	–	21	6
Trans Ispat	67	–	–
Czech Slag-Nova Hut	–	2	–
TEGA	–	–	3
Polski Koks	–	–	372
Zaklad	–	–	40
Alkat	–	–	26
Krakodlew	–	–	18
Stalprofil	–	–	12
Przedsibiorsti	–	–	6
Other	3	3	20

NOTE 7: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties, all of which are affiliates and joint ventures of the Company were as follows:

	Year ended December 31, 2002	2003	2004
Sales:			
Macsteel International Holdings BV	–	–	1,047
WDI	100	115	195
Sorevco	44	43	–
I/N Kote	349	343	323
P.T Ispat Indo/Glacier Trade Centre	5	20	1
Alpos	–	12	18
M.G. Odra Gas	–	6	7
Topham Eisen-und Stahlhandelsges	–	22	45
Polish Steel Products	–	–	9
Sersiin	2	–	–
TEGA	–	–	6
SECO	–	–	1
Polski Koks	–	–	325
Zaklad	–	–	86
Alkat	–	–	21
Krakodlew	–	–	14
Stalprofil	–	–	90
Valcovnia Plecku	–	–	8
LK Advisers*	0	0	0
Consolidated Wire Industries (Pty) Ltd.	–	–	26
Other	7	–	13

*amounts are $0.1, $0.2 and $0.2 for the years 2002, 2003 and 2004

NOTE 7: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	Year ended December 31, 2003	2004
Receivables:		
WDI	33	34
Macsteel International Holdings B.V.	–	62
Orind International	1	1
I/N Tek	15	16
I/N Kote	13	33
P.T. Ispat Indo/Glacier Trade Centre	3	3
Alpos	7	7
Nova Hut Hungari	8	–
Topham Eisen-und Stahlhandelsges	1	1
M.G. Odra Gas	3	–
Corp. del. Balsas	1	–
TEGA	–	1
Polski Koks	–	50
Stalprofil	–	13
Zaklad	–	10
Barmet	–	2
Others	4	8
Payables:		
Pena Colorada	10	16
Sersiin	14	22
PCI Associates	8	15
Orind Refractories	9	14
Lindsay International Pvt Ltd	2	4
Alkharsh International Pvt Ltd	1	1
Bulk Lehar	3	2
M.G. Odra Gas	3	2
Thyssen Trade Praha	1	–
Slapmet	6	–
Corp. Del Balsas	–	3
Cal. Del Balsas	–	2
Polski Koks	–	58
Stalprofil	–	–
Zaklad	–	3
PL Technology	–	3
Krakodlew	–	2
Other	1	6
Long term debt from affiliates/shareholders:		
Richmond Investment Holdings Limited	94	–

NOTE 8: PAYABLE TO BANKS

Payable to banks include borrowings and overdraft.

The Company has the following outstanding under such bank lines, working capital facilities and revolving credit facilities:

	Year ended December 31,	
	2003	2004
Presented under current liabilities (includes overdraft of $95 in 2003 and $65 in 2004)	244	237

These facilities do not include securitisations and factoring of receivables, which are discussed in note 23

The credit facilities provide for borrowing at various interest rates and support letters of credit in addition to providing borrowings to fund local working capital requirements at the Operating Subsidiaries. Weighted-average interest rate on the bank lines, working capital facilities and temporary overdrafts ranged from 2.2% to 6.5% in 2003 and 2.0% to 8.7% in 2004.

Certain of the credit facilities contain restrictive covenants that (i) require the Company's subsidiaries to comply with certain financial maintenance tests including the ratio of current assets to current liabilities and the ratio of total liabilities to total capital; (ii) require the maintenance of specified levels of net worth, (iii) prohibit subsidiaries from entering into agreements that restrict their ability to pay dividends and (iv) limit the payment of dividends (see note 11).

Certain of the lines of credit are collateralised by current assets and property, plant and equipment with a net carrying value of $258 at December 31, 2004 (2003: $810).

NOTE 9: DIVIDEND PAYABLE

On October 11, 2004, LNM Holdings declared a dividend of $2,000 to its then sole shareholder The Richmond Investment Holdings Limited. During 2004, LNM Holdings has made dividend payments totalling $350 against this. The Company intends to pay the outstanding amount in 2005.

NOTE 10: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses were comprised of the following at December 31:

	2003	2004
Accrued taxes payable	120	597
Others	676	1,710
	796	2,307

NOTE 10: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrue Employee Termination Costs

Prior to the acquisition of the controlling interest is Ispat Polska, Ispat Polska entered into a head-count reduction plan in order to comply with the Act on Restructuring of Polish Steel Industry dated August 12, 2001 and Protocol 8 of the Republic of Poland Accession Treaty to the European Union. As part of the acquisition of the controlling interest in Ispat Polska, the Company agreed to provide certain entitlements for personnel whose employment with the Company will be terminated in conjunction with required restructuring plans. In total, the Company plans on terminating approximately 3,500 employees under the head-count reduction plan. The total cost expected to be incurred relating to this head-count reduction plan has been recorded at its present value as part of the Company's initial purchase price allocation of its acquisition of Ispat Polska. The components of the accrued employee termination cost, of which $85 is included in accrued expenses and other liabilities and $21 is included in other long-term obligations, are as follows:

	2004
Balance at March 5, 2004	84
Cash payments	(12)
Interest expense	8
Foreign currency exchange	26
Balance remaining at December 31, 2004	106

NOTE 11: LONG-TERM DEBT

Long-term debt, denominated in US Dollars unless otherwise noted, is comprised of the following as of December 31:

	2003	2004
ISPAT INLAND		
First Mortgage Bonds:		
Series Y, due April 1, 2010	–	150
Series Z, 9.75%, due April 1, 2014	–	419
Series U, Tranche B, $350, due July 16, 2005	331	–
Series U, Tranche C, $350, due July 16, 2006	331	–
Series R, 7.9% due January 15, 2007	28	28
Pollution Control Series 1977, 5.75% due February 1, 2007	19	18
Pollution Control Series 1993, 6.8% due June 1, 2013	25	25
Pollution Control Series 1995, 6.85% due December, 2012	12	12
Industrial Development Revenue Bonds		
Pollution Control Project No 11, 7.125 % due June 1, 2007	15	15
Pollution Control Project No 13, 7.250% due November 1, 2011	32	32
Exempt Facilities Project No 14, 6.7% due November 1, 2012	3	3
Exempt Facilities Project No 15, 5.75% due October 1, 2011	47	47
Exempt Facilities Project No 16, 7% due January 1, 2014	2	2
Revolving Credit Facilities - 2% to 4%	240	–
MITTAL STEEL LAZARO		
Bank loans denominated in US Dollars, floating interest	348	–
Senior Structured Export Certificates, 10.625%	41	–
Export-Import Bank of the US, LIBOR plus 0.30%	29	–

Notes to the Consolidated Financial Statements

NOTE 11: LONG-TERM DEBT

	2003	2004
MITTAL CANADA		
Senior Secured Credit Facilities[1]:		
Tranche B, $125, LIBOR plus 1.75%-4.55%	118	–
Tranche C, $125, LIBOR plus 2.25%-5.05%	118	–
Revolving credit facility	–	92
Other	–	2
MITTAL STEEL POINT LISAS		
Senior Secured Notes, 10.4%	88	36
International Finance Corporation, LIBOR plus 3.25% - 3.38%	13	–
Others	5	1
MITTAL STEEL EUROPE		
Senior Secured Notes €150 million, due February 1, 2011, 11.875%	137	95
MITTAL STEEL TEMIRTAU		
Secured loans from financial institutions	38	25
MITTAL STEEL ANNABA		
Loan from Government of the Republic of Algeria	143	150
Loan from financial institution	–	25
MITTAL STEEL GALATI		
Loans from banks guaranteed by the Government of Romania	17	17
Others	1	–
MITTAL STEEL OSTRAVA		
Secured syndicate loan from Czech Banks - denominated in CZK	47	–
Secured syndicate loans from Financial Institutions	119	–
Secured syndicate loans from Financial Institutions - denominated in Euros	129	–
Loan from a Bank - denominated in CZK	13	14
Others	10	12
MITTAL STEEL SOUTH AFRICA		
Unsecured loan from a third party - denominated in ZAR	–	17
MITTAL STEEL POLAND		
Loan from a bank	–	13
Loan from a bank - denominated in PLN	–	48
Loan from a bank - denominated in Euros	–	3
MITTAL STEEL SKOPJE		
Loan from a bank - denominated in Euros	–	2
Loan from a bank - denominated in MKD	–	6

NOTE 11: LONG-TERM DEBT

	2003	2004
MITTAL STEEL ZENICA		
Secured loans from banks - denominated in Euros	–	46
MITTAL STEEL ROMAN		
Secured loan from a Bank	14	15
Secured loan from a Bank - denominated in Euros	24	22
OTHER		
Shipping Subsidiaries	19	8
Hire Purchase from a Financial Institution	33	–
Secured loan from a Financial Institution	100	83
Secured loan from a consortium of financial institutions	–	100
Revolving line of credit from a consortium of financial institutions	–	135
Secured loan from a bank	25	–
Other	15	25
Total long-term debt including current portion	2,729	1,743
Less current portion of long-term debt	536	104
Total long-term debt	2,193	1,639

(1) Interest rates are contingent on the achievement of certain financial ratios.

ISPAT INLAND

Refinanced Debt

First Mortgage Bonds

Series U, Tranche B and C (the "Term Loans") are with a syndicate of financial institutions (the "Term Loan Lenders") for whom Credit Suisse First Boston is the agent. Each of the Tranche B and Tranche C Loan is repayable in quarterly instalments of $1 until maturity.

Borrowings under the Term Loans bear interest at a rate per annum equal to, at the Company's option, (1) the higher of (a) the Agent's prime rate or (b) the rate which is 0.5 of 1% in excess of the Federal Funds effective rate (together the "Base Rate"), plus 2.75% or (2) the London Interbank Offered Rates ("LIBOR") (as defined in the Credit Agreement) plus 3.75%. The fee for the Letter of Credit ("LC") is 4.00% of the LC amount per annum (the "LC Fee"). The spread over the LIBOR and Base Rate and the LC Fee will be reduced if the US Operating Subsidiary's Consolidated Leverage Ratio (as defined in the Credit Agreement) falls to specified levels. The effective rate of interest paid on Series U First Mortgage Bonds was 4.9% for the year ended December 31, 2004 (5.1% for the year ended December 31, 2003).

The Company entered into a hedge as required under the agreement. It is a 5 year interest rate collar based on LIBOR with a floor of 4.50% and a ceiling of 6.26% on a notional amount of $450. The facilities and the hedge are fully and unconditionally guaranteed by Ispat International. The hedge expired on October 16, 2003.

A substantial portion of the Company's facilities at its Indiana Harbor Works is subject to a lien to First Mortgage. This property had a book value of approximately $1,600 at December 31, 2003.

The US Operating Subsidiary must also maintain a minimum Consolidated Earnings Before Interest, Taxes, Depreciation and Amortisation ("EBITDA"), as defined in the Credit Agreement. The US Operating Subsidiary was in compliance with this covenant at December 31, 2003.
The Credit Agreement also contains other covenants that, among other things, prohibit or limit the ability of the Company or the Borrower to pay dividends and other restricted payments, incur indebtedness, create liens, engage in transactions with affiliates, sell assets and engage in mergers and consolidations. Any loans from the Company to its US Operating Subsidiary cannot be repaid until the US Operating Subsidiary's leverage falls to specified levels.

NOTE 11: LONG-TERM DEBT

Present Debt

On March 25, 2004, a newly created subsidiary of the Borrower issued $800 million principal amount of senior secured notes: $150 of floating rate notes bearing interest at LIBOR plus 6.75% due April 1, 2010 and $650 of fixed rate notes bearing interest at 9.75% (issued at 99.212% to yield 9.875%) due April 1, 2014 (the "Senior Secured Notes"). Also on March 25, 2004, the Company issued $800 principal amount of First Mortgage Bonds (Series Y, in a principal amount of $150, and Series Z, in a principal amount of $650) to Ispat Inland Finance, LLC, an indirect subsidiary of the Borrower which, in turn, pledged them to the trustee for the Senior Secured Notes as security. The $776 net proceeds from the offering were used to retire the entire balance outstanding of $662 of Tranche B and Tranche C Loans under the Credit Agreement, and repay the entire balance outstanding of $105 under the inventory revolving credit facility, with the remainder of the proceeds used to reduce the amount outstanding under the receivables revolving credit facility. Series U and W First Mortgage Bonds were retired at the close of the refinancing. The early retirement of the Term Loans was done at par, without prepayment penalty.

The Senior Secured Notes are also secured by a second position lien on the inventory of the US Operating Subsidiary. As further credit enhancement, the Senior Secured Notes are fully and unconditionally guaranteed by the US Operating Subsidiary, certain subsidiaries of the US Operating Subsidiary, Mittal Steel and certain other affiliates of the Borrower.

The US Operating Subsidiary is obligated to pay interest on the Series Y First Mortgage Bonds at the rate paid on the floating rate Secured Notes, plus one-half of one percent per annum and on the Series Z First Mortgage Bonds at a rate of 10.25%. The First Mortgage Bonds are solely obligations of the US Operating Subsidiary and have not been guaranteed or assumed by or, otherwise, become the obligation of Mittal Steel or any of its other subsidiaries. Each series of First Mortgage Bonds issued by the US Operating Subsidiary is limited to the principal amount outstanding, with the Pollution Control Series 1977 Bonds and the Series R First Mortgage Bonds subject to a sinking fund. A substantial portion of the property, plant and equipment owned by the US Operating Subsidiary at its Indiana Harbor Works is subject to the lien of the First Mortgage. This property had a book value of approximately $1,500 on December 31, 2004.

The terms of the Senior Secured Notes place certain limitations on the ability of the US Operating Subsidiary and its subsidiaries to, among other things, (i) incur additional indebtedness, (ii) pay dividends or make other distributions or repurchase or redeem stock, (iii) make investments, (iv) sell assets, (v) incur liens, (vi) enter into agreements restricting their subsidiaries' ability to pay dividends, (vii) enter into transactions with affiliates, (viii) engage in certain businesses and (ix) consolidate, merge or sell all or substantially all of its or their assets. The indenture under which the Senior Secured Notes were issued also contains limitations on the ability of the Borrower and the guarantors, other than Mittal Steel and those that are not subsidiaries of the US Operating Subsidiary to, among other things, engage in business activities, other than performing their obligations under the indenture, incur additional indebtedness, and pay dividends. Such indenture also contains limited covenants that are applicable to Mittal Steel. These limitations are subject to a number of exceptions and qualifications. The US Operating Subsidiary and Borrower were in compliance with all covenants on December 31, 2004.

On December 30, 2004, the US Operating Subsidiary redeemed $228 principal amount of its 9.75% senior secured Series Z notes due 2014, at a redemption price equal to 109.75% of the outstanding principal amount redeemed, plus accrued and unpaid interest on such amount to, but excluding, December 30, 2004. The US Operating Subsidiary recognised a $22 loss on this early redemption of debt which is included in other expenses. Prior to the redemption of the notes, Mittal Steel purchased $256 of capital stock of the US Operating Subsidiary. Consistent with the terms of the senior secured notes, the cash proceeds from the stock offering were used to redeem the notes. After giving effect to this redemption, $422 principal amount of the 9.75% senior secured notes due in 2014 remain outstanding.

At December 31, 2004, the restrictions in the indenture for the Senior Secured Notes and the credit agreement for the Inventory-Backed Revolver on paying dividends or making other distributions to shareholders and the repurchase or redemption of stock limited such payments to $340.

Industrial Development Revenue Bonds

During 2003, Mittal steel purchased $29 (2002: $40) bonds from face value. As a result of these early redemptions recognised a gain of $14, net of tax $14 (2002: $30, net of tax $19).

Notes to the Consolidated Financial Statements

NOTE 11: LONG-TERM DEBT

Revolving Credit Facilities

Revolving credit facilities are denominated in US Dollars and are from the Chase Manhattan Bank, as agent. The average interest rates on these facilities range from 2% to 4%. In accordance with SFAS No. 6, "Classification of Short-Term Obligations Expected to be Refinanced, an amendment of ARB No. 43, Chapter 3A," and Emerging Issues Task Force 95-22, "Classifications of Borrowing Outstanding Under a Revolving Credit Agreement that include both a Subjective Acceleration Clause and a Lock-Box arrangement," amounts outstanding under the Revolving Credit Facilities have been classified as current liabilities. At December 31, 2004, based on the amount of eligible collateral, there was approximately $360 available under the line. Drawings under the line included $nil of loans and $8 of letters of credit issued for the purchase of commodities on the international market and as security under various insurance and workers compensation coverages.

Contingent Liability

A standby letter of credit in the amount of $160 that expired on July 9, 2003 was provided to the Pension Benefit Guarantee Corporation ("PBGC"), which is arranged by Credit Suisse First Boston. The letter of credit was not drawn upon. In July 2003, the Company reached an agreement with the PBGC regarding alternative security for the $160 letter of credit. The letter of credit was allowed to expire, and in its place, the Company agreed to contribute $160 to its pension plan over next two years and pay 50% of excess cash flows as defined in the agreement with the PBGC to its pension plan. The US Operating Subsidiary contributed $50 in July 2003, and was required to contribute $83 million in 2004 and an additional $28 million in 2005. Outside of this PBGC Agreement, the Company also contributed $21 in September 2003. Additionally, the Company pledged $160 of non-interest bearing First Mortgage Bonds to the PBGC as security until the remaining $110 had been contributed to the pension plan and certain tests had been met. At December 31, 2004, $112 has been contributed to the pension plan.

MITTAL STEEL LAZARO

Bank Loans Denominated In US Dollars, Floating Interest

California Commerce Bank, USA.

Loan payable to California Commerce Bank, USA. under a line-of-credit agreement is denominated in US Dollars with an annual variable interest rate of LIBOR plus 300 basis points (effective annual interest rate at December 31, 2003 was 4.99%). Principal is payable in quarterly instalments with maturities until August 2005. $8 and $nil was outstanding at December 31, 2003 and 2004 respectively.

Bancomer, Mexico

Loan payable to Bancomer, Mexico is denominated in US Dollars. The loan bears interest at floating rate of LIBOR plus 325 basis points (effective annual interest rate at December 31, 2003 was 4.35%). Principal is payable in semi-annual instalments until 2008. $48 and $nil was outstanding at December 31, 2003 and 2004 respectively.

Loan payable to Bancomer, Mexico is denominated in US Dollars. The loan bears interest at floating rate of LIBOR plus 225 basis points (effective annual interest rate at December 31, 2003 was 3.35%). Principal is payable in semi-annual instalments until 2008. $72 and $nil was outstanding at December 31, 2003 and 2004 respectively.

Banamex, Mexico

Loans payable to Banamex, Mexico under a line-of-credit agreement is denominated in US Dollars, with annual variable interest rates of LIBOR plus 375 basis points (effective annual interest rate at December 31, 2003 was 4.88%). Principal is payable in semi-annual instalments of $28 with maturities from 2005 to 2009. $220 and $nil was outstanding at December 31, 2003 and 2004 respectively.

Senior Structured Export Certificates, 10.625%

The New Senior Structured Export Certificates due 2005 (the "New Senior Certificates") are denominated in US Dollars with interest payable quarterly at 10.625% per annum. The principal amount of the New Senior Certificates is payable in quarterly instalments till May 2005. $41 and $nil was outstanding as at December 31, 2003 and 2004 respectively.

Notes to the Consolidated Financial Statements

NOTE 11: LONG-TERM DEBT

The New Senior Certificates are redeemable in whole or in part at a price equal to 100% of the outstanding principal amount, plus accrued interest thereon and a prepayment make whole premium (only in case of trigger event) as defined in the agreement.

The New Senior Certificates are payable primarily from the proceeds of US Dollar denominated accounts receivable to be generated from sales of steel slabs to Mitsubishi Corporation (the "steel purchaser"), under a long-term supply agreement and sales of steel slabs to certain other customers. Subject to certain exceptions, the supply agreement with Mitsubishi requires the steel purchaser to purchase sufficient volumes of slabs to generate receivables in each quarter in an aggregate face amount equal to 1.3 times the scheduled quarterly debt service on the New Senior Certificates.

Export-Import Bank of The United States

Loan payable to a financial institution guaranteed by the Export-Import Bank of the United States is denominated in US Dollars.
The loan bears interest at an annual variable rate of LIBOR plus 0.30% (effective annual interest rate at December 31, 2003 was 2.05%). Principal is payable in semi-annual instalments of $3 with maturities ranging from 2004 to 2008. $29 and $nil was outstanding as at December 31, 2003 and 2004 respectively.

Others

In February 2004 the Mexico Operating Subsidiary paid $6 to California Commerce Bank and Senior Structured Export Certificates ("SSEC") on due dates. During the year voluntary prepayments of debt to Banks and SSEC was initiated resulting in total debt repayment to Banks and SSEC of $418. The Balance bank debt outstanding at December 31, 2004 is $nil. The last and final payment for SSEC was made in June under a waiver granted by the Banks.

The debt to Banks was unconditionally guaranteed by the Company and certain subsidiaries of the Company. Also the debt to Banks is secured by a first priority lien on substantially all property, plant and equipment of Mexican Operating Subsidiary, a first priority lien on receivables of Mexican Operating Subsidiary and a first priority pledge on the shares of Mexican Operating Subsidiary and the Mexican holding at Mexico ("Grupo").

Under the debt agreements with Banks certain covenants restricted the ability of Mexican Operating Subsidiary to incur indebtedness, create liens, effect certain mergers and consolidations, sell assets, pay dividends, enter into affiliate transactions or make investments and engage in other business.

In December an uncommitted line for letters of credit for $25 was granted by HSBC Mexico to Mexico Operating Subsidiary, of which $5 is used and the balance of $20 was available at December 31, 2004.

MITTAL CANADA

Senior secured Credit Facilities

The Tranche B facility is bearing interest at rates ranging from LIBOR plus 1.75% to LIBOR plus 4.55% depending on the achievement of certain financial ratios. For 2003 the effective average rate was 6.46%. The facility will mature in July 2004 and is repayable in instalments of $0.3 in March 2004 and $118 in July 2004. $118 and $nil was outstanding at December 31, 2003 and 2004 respectively.

The Tranche C facility is bearing an interest at rates ranging from LIBOR plus 2.25% to LIBOR plus 5.05% depending on the achievement of certain financial ratios. For 2003 the effective average rate was 6.96%. The facility will mature in January 2005 and is repayable in instalments of $0.3 in March 2004, $0.3 in June 2004 and $118 in January 2005. $118 and $nil was outstanding at December 31, 2003 and 2004 respectively.

The Senior Secured Credit Facility is collateralised by all property, plant and equipment of the Canadian Operating Subsidiary and a second ranking charge on accounts receivables and inventories.

Revolving credit facility

Canadian Operating Subsidiary has a revolving term credit facility of CAD $147 million bearing interest at the US prime base plus 0% or the Canadian prime rate plus 0%, maturing in July 2009 and collateralised by the Company's accounts receivable and inventories. As of December 31, 2004, $92 was outstanding. Under the conditions of the revolving term credit facility, the Canadian Operating Subsidiary must satisfy certain restrictive covenants as to minimum financial ratios, acquisition of fixed assets and payments of dividends or other distributions of equity.

Notes to the Consolidated Financial Statements

NOTE 11: LONG-TERM DEBT

MITTAL STEEL POINT LISAS

Senior Secured Notes, 10.4%

The 10.4% Senior Secured Notes are denominated in US Dollars and have been used to finance the construction of a DRI plant. The notes mature in May 2008 with principal and interest repayable in semi-annual instalments which commenced on in November 2002. During the year the Trinidad Operating Subsidiary repaid $52. At December 31, 2004 $36 was outstanding ($88 at December 31, 2003).

International Finance Corporation

Loans payable to the International Finance Corporation are denominated in US Dollars and collateralised by property, plant and equipment with a net book value of $397 at December 31, 2003. The principal balance of $13 was paid in full during 2004.

MITTAL STEEL EUROPE

Senior Secured Notes Denominated in Euro, Due February 1, 2011, 11.875%

Ispat Europe Group SA, a wholly owned subsidiary of the Company has issued €150 million Senior Secured Notes ("Bonds"). The Bonds issued on February 1, 2001 will mature on February 1, 2011. These Bonds are secured by mortgage over the property plant and equipment of the German Operating Subsidiaries and an indirect pledge on the shares of the French Operating Subsidiary. The interest rate is fixed at 11.875% per annum and payable semi-annually.

In 2004, Ispat Europe Group purchased €39 million ($48) Senior Secured Notes at an average purchase price of 111.6% and paid €14 million ($17) interest on these Senior Secured Notes. At the end of the year 2004, the outstanding Bonds were €70 million ($95).

On and after February 1, 2006, Ispat Europe Group shall be entitled at its option to redeem all or a portion of the Senior Secured Notes, if redeemed during the 12-month period commencing on February 1st of the years as set forth below:

Period	Redemption Price
2006	105.938%
2007	103.958%
2008	101.979%
2009 and thereafter	100.000%

From 1st July 2004 two more banks have joined the consortium, providing Inventory financing facility to Ispat Europe Group of Companies, namely, D Z Bank for €15 million ($19)and Bank Popularis Netaxis for €10 million ($13 resulting in a total facility of €68 million ($88)). The terms are similar to the existing facility.

MITTAL STEEL TEMIRTAU

The secured loans from financial institutions bear interest at LIBOR plus margin (effective interest rate for year 2003 and 2004 was 5.5% and 5.9%, respectively). The principal, interest and other amounts re-payable under this facility are fully secured by the current assets and property, plant and equipment of Ispat Karmet with a book value of $1,431 at December 31, 2004. The loan and interest is re-payable quarterly, with final payment due in 2006.

MITTAL STEEL ANNABA

Ispat Annaba has a ten year term loan agreement with the Government of Algeria. The loan is re-payable in October 2011. This loan bears interest at 5% per annum from October 2004, which is after a moratorium period of three years. The Company has guaranteed the payment of the principal and interest payable under this loan.

Notes to the Consolidated Financial Statements

NOTE 11: LONG-TERM DEBT

The loan from a financial institution bears interest at LIBOR plus margin (effective interest rate for year 2004 was 5.7 %) and is fully secured by the property, plant and equipment of Ispat Annaba with a December 31, 2004 book value of $274. The loan and interest is re-payable in semi annual instalments, with final payment due in 2012.

MITTAL STEEL GALATI

Ispat Sidex has taken over the state guaranteed loans received from banks prior to its acquisition by the Company. These loans, including related interest and fees, shall continue to be paid by the Government of Romania on behalf of Ispat Sidex. Ispat Sidex will reimburse to the Government of Romania in seven annual instalments commencing in 2005, which is after an initial three year grace period from the date of payments made by the Government of Romania to the original lenders. These loans bear interest between 6.3 % and 7.2 % per annum.

MITTAL STEEL OSTRAVA

The secured syndicate loan from Czech banks bears interest at PRIBOR plus margin (effective interest rate for 2003 was 3.6 %). The loan was repaid during 2004.

The secured syndicate loan from financial institutions bears interest at LIBOR plus margin (effective interest rate for year 2003 was 2.7 %) and the secured syndicate loan from financial institutions, denominated in Euro bears interest at EURIBOR plus margin (effective interest rate for year 2003 was 3.7 %). The loans were repayable in 18 semi-annual instalments starting in 2004. The Company had an interest rate swap agreement for approximately 50 % of both US Dollars and Euro denominated loans which effectively fixed the interest rate at 3.1 % for $59.4 of US Dollar loan and 3.4 % for €51.3 of the Euro loan. During 2004, the Company made unscheduled debt and interest repayments and has relieved itself of these obligations as of December 31, 2004.

The loan from a bank, denominated in CZK, bears interest at 22 %. The loan is repayable quarterly and interest is repayable monthly. The loan matures in December 2022. The loan is secured by a pledge of certain of Ispat Nova Hut's property, plant and equipment with an aggregate book value of $7 at December 31, 2004.

The various other loans carry interest rates ranging from 4.5 % to 25.0 % at December 31, 2004. The loans are secured by a pledge of certain of Ispat Nova Hut's property, plant and equipment with an aggregate book value of $15 at December 31, 2004.

MITTAL STEEL SOUTH AFRICA

The unsecured loan from a third party bears interest at 16 % per annum and is repayable in annual instalments, with final payment due in 2013.

MITTAL STEEL POLAND

The loans from banks are variable rate notes with an effective interest rate ranging from 2.8 % to 8.7 %. Interest and principal repayments are due quarterly, with maturities ranging between 2005 through 2009.

MITTAL STEEL SKOPJE

The secured loan from a bank, denominated in Euro, bears interest at a fixed rate of 9 % per annum. The loan and interest are repayable quarterly, with final payment due in 2007. The loan is secured by the shares of RZ Ladna Valavnica AD.

The secured loan from a bank, denominated in the Macedonian Denar, bears interest at a fixed rate of 11 % per annum. The loan and interest are repayable monthly, with final payment due in 2008. The loan is secured by the inventory of RZ Ladna Valavnica AD with a December 31, 2004 net book value of $10.

MITTAL STEEL ZENICA

The secured loans from banks, denominated in Euro, bear interest between 5 % and 9 % per annum. The loans and interest are repayable in semi-annual instalments, with maturities ranging between 2007 and 2013. The loans are secured by the certain of the assets of BH Steel with a book value of $9 as at December 31, 2004.

NOTE 11: LONG-TERM DEBT

MITTAL STEEL ROMAN

The secured loan from a bank bears interest at LIBOR plus margin (effective interest rate for the year 2003 and 2004 was 4.2% and 4.6%, respectively). The loan is repayable in 2006. The loan is secured by a portion of the current assets and the property, plant and equipment of Ispat Petrotub with an aggregate book value of $40 at December 31, 2004.

The secured loan from a bank, denominated in Euro, is partly guaranteed by the Ministry of Finance in the Republic of Romania and partly secured by a letter of credit. The loan bears interest at EURIBOR plus margin (effective interest rate for the year 2004 was 2.9%). The loan is repayable in semi-annual instalments, with final payment due in 2011.

OTHER

Loans payable at shipping subsidiaries are denominated in US Dollars to finance the purchase of equipment collateralised by the related assets. The interest rates on the loans range from 7.36% to 8.11%. Principal and interest are due in monthly/semi-annual instalments with maturities ranging from 2005 to 2007.

The hire purchase loan from a financial institution was fully repaid during the year 2004.

The secured loan from financial institution with a carrying value of $83 is for capital expenditure and working capital requirement at Ispat Sidex. The loan is guaranteed by the Company and certain of its Operating Units and certain subsidiaries and secured by a pledge of certain current assets with a book value of $913 at December 31, 2004 and property, plant and equipment with a book value $308 of Ispat Sidex at December 31, 2004. The loan bears interest at LIBOR plus variable margin (effective interest rate for the year 2003 and 2004 was 4.7% and 5.0% respectively). The loan is repayable in 12 semi annual instalments, which began in 2004.

In June 2004, the Company finalised a three year, revolving credit facility with a consortium of financial institutions in an aggregate amount of $400, which is extendable for two additional years at the option of the lender. At December 31, 2004, the consortium of financial institutions committed $250 of the total amount, and it is expected that the remaining $150 will be syndicated at a future point in time. The credit facility is secured by an enterprise mortgage and the assets of Ispat Sidex and Ispat Karmet. The facility bears interest at LIBOR plus margin (effective interest rate for 2004 was 4.7%). At December 31, 2004, the Company has outstanding indebtedness under the facility of $135, with the remaining available credit of $115 being utilised as a guarantee for certain of the Company's payments due in 2007 in connection with its acquisition of Ispat Polska.

The secured loan from a consortium of financial institutions is secured by pledge of 67,700,955 shares of Ispat Iscor. The loan bears interest at LIBOR plus margin (effective rate for 2004: 3.3%) and is scheduled to be repaid in 2007.

The secured loan from a bank with a carrying value of $25 in 2003 was secured by a pledge of 40,905,400 shares of Ispat Iscor. The loan bore interest at LIBOR plus margin (effective rate for 2003 and 2004 was 4.7% and 4.6% respectively). The loan was re-paid in 2004 as originally scheduled.

Various loans with interest rates ranging from 0% to 6.77% for other loans.

Certain debt agreements of the Company and/or its subsidiaries provide for various covenants requiring certain consent from lenders in specified circumstances, to declare or pay any dividends, make certain restricted payments, incur additional indebtedness, make certain investments, create liens, guarantee indebtedness, sell or acquire assets with certain exceptions, enter into any merger or consolidation or reorganisation, as well as require compliance with other financial maintenance tests, which includes financial ratios and minimum levels of net worth.
The Company is in compliance with the financial covenants contained within the amended agreements related to all of its non-current borrowings.

In June 2004, the Company concluded a $100 term facility with the International Finance Corporation ("IFC"), which bears interest at LIBOR plus margin and is repayable between 2007 and 2012. This facility was not utilised during 2004 and no amount is outstanding at December 31, 2004. Ispat Iscor has borrowing facilities with major financial institutions of approximately $737 and Ispat Sidex has borrowing facilities with a Romanian bank for $31. Neither of these facilities have been utilised as of December 31, 2004.

NOTE 11: LONG-TERM DEBT

Maturities of long-term debt at December 31, 2004 are as follows:

Years ending December 31,	
2005	104
2006	108
2007	356
2008	46
2009	129
Subsequent years	1,000
Total	**1,743**

NOTE 12: FINANCIAL INSTRUMENTS AND CREDIT RISK

Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments at December 31, 2003 and 2004 are summarised below:

The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require considerable judgment in interpreting market data and developing estimates. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The carrying amounts of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to the short-term nature of these instruments.

The Company's short and long-term debt consists of debt instruments which bear interest at fixed rates and variable rates tied to market indicators. The fair value of the Company's variable rate debt approximates its carrying amount given the floating rate nature of the debt at prevailing market rates. The fair value of fixed rate debt is based on estimated future cash flows discounted using the current market rates for debt of the same remaining maturities and credit risk. The estimated fair values of the Company's short and long-term debt are as follows:

	December 31, 2003		December 31, 2004	
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Instruments payable bearing interest at variable rates	2,098	2,018	751	764
Instruments payable bearing interest at fixed rates	631	533	992	1,041
Long-term debt, including current portion	2,729	2,551	1,743	1,805
Payable to banks	244	244	237	237

The fair value of forward exchange contracts, all of which are short-term in nature, were estimated based on the applicable year-end exchange rates and are presented below:

	Foreign Currency Forward Contracts December 31,	
	2003	2004
Fair value	120	177
Carrying amount	120	177

Notes to the Consolidated Financial Statements

NOTE 12: FINANCIAL INSTRUMENTS AND CREDIT RISK

The fair value information presented herein is based on information available to management at the dates presented. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively valued for purposes of these financial statements.

The Company uses futures and swap contracts to manage fluctuations in the cost of natural gas and certain nonferrous metals, primarily zinc which is used in the coating of steel. Timing of these transactions corresponds to the expected need for the underlying physical commodity and is intended as a hedge against the cost volatility of these commodities.

Credit Risk

Credit risk represents the accounting loss that would be recognised at the reporting date if counterparties failed completely to perform as contracted and from movements in interest rates and foreign exchange rates. The Company does not anticipate non-performance by counterparties. The Company generally does not require collateral or other security to support financial instruments with credit risk.

Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

Financial instruments that potentially subject the Company to credit risk primarily consist of trade accounts receivable and derivative contracts.

The Company considers its credit risk associated with trade accounts receivable to be somewhat limited due to a large number of customers comprising the Company's customer base and their geographic dispersion. The Company sells a significant amount of product pursuant to orders throughout its main markets. The Company grants credit based on evaluations of its customers' financial situation, in certain cases, without requiring guarantees or letters of credit, and monitors the exposure of potential losses from granting credit. To reduce the risk the Company routinely assesses the financial strength of its customers and as a consequence, believes that its accounts receivable credit risk exposure is limited.

The counterparties to derivative contracts are generally major financial institutions and credit risk is generally limited to the unrealised gains and losses on such contracts should the counterparties fail to perform as contracted. Additionally, the Company utilises a portfolio of highly rated financial institutions either headquartered or operating in the same countries in which the Company conducts its business. As a result, the Company considers the risk of counterparty default to be minimal.

A portion of the floating rate debt used in connection with the financing of the acquisition of the US Operating Subsidiary was hedged through the use of an interest collar that expired on October 16, 2003.

The US Operating Subsidiary uses futures and swap contracts to manage fluctuations in the cost of natural gas and certain nonferrous metals, primarily zinc, which is used in the coating of steel. Timing of these transactions corresponds to the expected need for the underlying physical commodity and is intended as a hedge (not as defined by SFAS No. 133) against the cost volatility of these commodities. The counterparties to these contracts are internationally recognised companies which are not considered a credit risk by the Company. Contracts generally do not extend out beyond two years. At December 31, 2003 and 2004, the Company had entered into contracts for these commodities for notional amounts of $6 and $109, respectively, which had fair values of $nil (liability) and $1 (liability), respectively. For each of the twelve months ended December 31, 2004, 2003 and 2002, the Company recorded a loss of $1, for changes in the fair value of open derivative instruments not designated as a hedge (as defined by SFAS No. 133). Under terms of the futures and swap contracts, the Company had approximately $nil on deposit with counterparties both at December 31, 2003 and 2004, that was classified as an other asset on the balance sheet.

The US Operating Subsidiary had $752 of long-term debt (including debt due within one year) outstanding at December 31, 2004. Of this amount $150 is floating rate debt (fair value $163). The remaining $602 of fixed rate debt had a fair value of $705. Assuming a hypothetical 10% decrease in interest rates at December 31, 2004, the fair value of this fixed rate debt would be estimated to be $733. Fair market values are based upon market prices or current borrowing rates with similar rates and maturities.

The Mexico Operating Subsidiary utilises derivative commodity instruments not for trading purposes but to hedge exposure to fluctuations in the costs of natural gas. In February 2001, the Mexico Operating Subsidiary entered into a fixed price natural gas contract with Pemex at a price of $4 per MMBTU, excluding transportation charges, for a volume of 25350 G cal per day. This contract expired in December 31, 2003. For gas requirements in 2004, the Company has entered into contracts in the futures market for a total volume of 24,780,000 MMBTU, at an average net price of $6.61 per MMBTU (excluding transportation charges). A hypothetical 10% fluctuation on the purchase price of natural gas will have an impact on pre-tax income of approximately $16. The fair value of such contracts as on December 31, 2004 was $164 (2003 - $44).

Notes to the Consolidated Financial Statements

NOTE 13: SHAREHOLDERS' EQUITY

The authorised common shares of the Company consisted of 5,000,000,000 Class A shares, with a par value of €0.01 per share, and 721,500,000 Class B shares, with a par value of €0.10 per share. At December 31, 2004 194,509,790 (2003: 194,509,790) Class A shares and 457,490,210 Class B shares were issued and 185,284,650 (2003: 189,247,282) Class A shares (excluding treasury shares) and 457,490,210 (2003: 457,490,210) Class B shares were outstanding.

The preference and relative rights of the Class A shares and Class B shares are substantially identical except for disparity in voting power and conversion rights. Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to ten votes per share on all matters submitted to a vote of shareholders. Each Class B share is convertible, at the option of the holder, into one Class A share.

At December 31, 2004, the Company had 9,225,140 of its own Class A shares which it purchased on the open market for a net consideration of $123 (at December 31, 2003: 5,262,508 at a consideration of $110).

During the year 2003, the Company sold 23,532 of its treasury stock shares to Ispat Inland Pension Fund for a total consideration of $0.01. Also, the Company bought back 5,300,000 (2003: 2,263,000) of its shares from the open market during the year at a consideration of $54 (2003: $8) under a share buy-back program announced by the Company. These shares have been acquired for the purpose of the Company's employee stock option plan.

All calculations to determine the amounts available for dividends are based on Mittal Steel's Dutch statutory accounts, which, as a holding company, are different from its consolidated accounts.

Mittal Steel has no manufacturing operations of its own. Accordingly, it can only pay dividends or distributions to the extent it is able to arrange the cash dividend distribution from its subsidiaries recognises gains from the sale of its assets or records share premium from the issuance of (new) common shares. Certain of the Company's Operating Subsidiaries are subject to restrictions under the terms of their debt agreements for paying dividends. As a result, subsidiaries of Mittal Steel had $3,435 in retained earnings which are free of restriction for the payment of dividend at December 31, 2004. Dividends are payable by Mittal Steel in either US Dollars or in Euros.

The following dividends were declared by LNM Holdings to its shareholder before it was acquired by the Company:

2003 - dividend of $164, or $0.33 per LNM Holdings share (which, when recalculated based on the total number of Mittal Steel shares in the consolidated balance sheet of Mittal Steel, works out to $0.25 per Mittal Steel share);

2004 - dividend of $2,386, or $4.77 per LNM Holdings share, (which, when recalculated based on the total number of Mittal Steel shares in the consolidated balance sheet of Mittal Steel, works out to $3.71 per Mittal Steel share).

The above LNM Holdings dividends were paid (and, to the extent remaining unpaid as of the date of this Annual Report, will be paid) only to the sole shareholder of LNM Holdings prior to its acquisition by the Company.

In December 2004, Mittal Steel acquired LNM Holdings from Mittal Steel S.A.R.L., a wholly owned subsidiary of The Richmond Investment Holdings Limited (an entity controlled by the controlling shareholder of Mittal Steel and, at the time, the sole shareholder of LNM Holdings). Mittal Steel S.A.R.L. received 0.27931958 Mittal Steel Class A common shares and 0.77068042 Mittal Steel Class B common shares, for each LNM Holdings common share, or, in the aggregate, 139,659,790 Mittal Steel Class A common shares and 385,340,210 Mittal Steel Class B common shares.

Share Retention Agreements

Ispat Karmet has entered into share retention agreements with European Bank for Reconstruction and Development ("EBRD") and International Finance Corporation ("IFC"), whereby until the date on which the EBRD and IFC loans have been repaid in full, Ispat Karmet's holding company or its nominee shall not, unless EBRD and IFC otherwise agree in writing, transfer, assign, pledge, dispose or encumber 67% of its total issued equity share capital.

The Company has pledged 20% of the outstanding shares of Ispat Sidex towards its commitment to pay the remaining purchase price owed to APAPS relating to the Company's acquisition of Ispat Sidex. Further, the Company has also pledged 50% of the outstanding shares of Ispat Sidex's towards the Company's ten year capital expenditure commitment at Ispat Sidex which commenced November 2001.

The Company has pledged 44.8% of the outstanding shares of Ispat Tepro towards its commitment to pay the remaining purchase price owed to APAPS relating to the Company's acquisition of Ispat Tepro.

Notes to the Consolidated Financial Statements

NOTE 13: SHAREHOLDERS' EQUITY

The Company has entered into a share pledge agreement with APAPS for 51.1 % of its share holding in Ispat Petrotub's share capital towards its commitment to pay the purchase price for Ispat Petrotub. The Company has also entered into a share pledge agreement with APAPS for 49.9 % of its share holding in Ispat Petrotub's share capital towards its capital expenditure commitment for five years commencing December 2003.

The Company has entered into a share pledge agreement with APAPS for 1.4 % of its share holding in Ispat Siderurgica's share capital towards its commitment to pay the purchase price for Ispat Siderurgica. The Company has also entered into a share pledge agreement with APAPS for 51.7 % of its share holding in Ispat Siderurgica's share capital towards its capital expenditure commitment for five years commencing April 2004.

The Company has entered into a share retention agreement with IFC wherein it undertakes to retain at least 51 % of the registered share capital of Ispat Annaba towards the commitment for repayment of loans to IFC by Ispat Annaba.

Stock Option Plan

In 1999, the Company adopted a stock option plan, the Ispat Plan. Under the terms of the Ispat Plan, the Company may grant options to purchase common stock to senior management of Ispat International and its affiliates for up to 6,000,000 shares of common stock. The exercise price of each option equals not less than the fair market value of Ispat International stock on the date of grant, with a maximum term of 10 years. Options are granted at the discretion of the Company's Board of Directors' Plan Administration Committee or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

Prior to 2003, the Company had chosen to account for stock-based compensation using the intrinsic value method prescribed in APB 25, and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. As indicated above, all options were granted at an exercise price equal to or greater than the fair market value on the date of grant and accordingly, no compensation expense has been recognised in these financial statements pursuant to APB 25 effective January 1, 2003. The Company has decided to expense stock-based compensation under the fair value recognition provisions of SFAS 123 (see note 2).

The fair value of each option grant of Ispat International stock is estimated on the date of grant using Black-Scholes Model Method with the following weighted-average assumptions used:

		Year of grant	
	2002	2003	2004
Dividend yield	–	–	–
Expected annualised volatility	83 %	–	–
Discount rate - Bond equivalent yield	5.03 %	–	–
Expected life in years	8	–	–

Notes to the Consolidated Financial Statements

NOTE 13: SHAREHOLDERS' EQUITY

The status of the Ispat Plan with respect to the Company is summarised below at December 31, 2004:

	Number of Shares	Range of Exercise Prices	Weighted Average Exercise Price per share
Outstanding, December 31, 2001	2,202,000	8.57 - 11.94	10.17
Granted	1,349,500	2.26	2.26
Exercised	–		–
Cancelled	(160,000)	2.26 - 11.94	7.95
Outstanding, December 31, 2002	3,391,500	2.26 - 11.94	7.13
Granted	–		–
Exercised	(91,166)	2.26	2.26
Cancelled/restoration	39,000	2.26 - 11.94	11.72
Outstanding, December 31, 2003	3,339,334	2.26 - 11.94	7.32
Granted	–		–
Exercised	(1,384,118)	2.26 - 11.94	7.76
Cancelled	(244,000)	2.26 - 11.94	9.07
Outstanding, December 31, 2004	1,711,216	2.26 - 11.94	6.72
Exercisable, December 31, 2004	1,321,721	2.26 - 11.94	8.03
Exercisable, December 31, 2003	2,542,542	2.26 - 11.94	8.62
Exercisable, December 31, 2002	1,878,073	2.26 - 11.94	9.24

The following table summarizes information about stock options at December 31, 2004:

Exercise Prices	Number of Shares	Options Outstanding Weighted Average Contractual Life (in years)	Options Exercisable Number of Shares
11.94	471,116	4.71	471,116
8.57	485,633	5.42	485,633
2.26	754,467	7.26	364,972
2.26 - 11.94	1,711,216	6.04	1,321,721

Notes to the Consolidated Financial Statements

NOTE 14: PENSIONS AND OTHER POST-RETIREMENT PLANS

Certain of the Operating Subsidiaries maintain defined benefit pension plans to their employees. A summary of these plans is as follows:

US and Canadian Plans

The US Operating Subsidiary's Pension Plan and Pension Trust is a non-contributory defined benefit plan covering substantially all of its employees. Benefits for most non-represented employees are determined under a "Cash Balance" formula as an account balance which grows as a result of interest credits and of allocations based on a percentage of pay. Benefits for other non-represented salaried employees are determined as a monthly benefit at retirement depending on final pay and service. Benefits for wage and salaried employees represented by the United Steelworkers of America are determined as a monthly benefit at retirement based on fixed rate and service. The Company also sponsors a savings plan through which eligible salaried employees may elect to save a portion of their salary, and the Company matches the first five percent of each participant's salary contributed, subject to certain IRS limitations. Compensation expense related to this savings plan amounted to $4 for each of the years ended December 31, 2002, 2003, and 2004.

The Canadian Operating Subsidiary offers contributory and non-contributory defined benefit pension plans for substantially all of its employees. Benefits for the non-contributory plans are generally calculated based on the number of years of service of the unionised employees and based on actuarial computations. Benefits for the contributory plans are generally calculated based on the number of years of service and the maximum average eligible earnings of each employee during any period of five consecutive years.

The Canadian Operating Subsidiary provides certain post-employment and post-retirement medical benefits and life insurance for certain groups of retired employees. The Company is accruing the cost of these benefits for current and future retirees using the projected unit credit actuarial method.

Trinidad Plan

The Company's Operating Subsidiary in Trinidad maintains a contributory defined benefit pension plan for substantially all of its employees, the benefits of which are based on the employees' length of service.

European Plans

The German Operating Subsidiaries maintain unfunded defined pension plans for a certain number of employees the benefits of which are based on such employees' length of service and applicable pension table under the terms of individual agreements.

Additionally, certain of the employees at the Duisburg operations, after completing a minimum period of continuous employment are entitled to a pension benefit based on length of service and compensation.

Under French law, the French Operating Subsidiaries have an obligation to pay lump sum retirement indemnities to employees calculated bases on the length of service and compensation at retirement. The French Operating Subsidiaries also have a commitment to provide additional post-retirement benefits linked to years of service and compensation at retirement reduced by retirement benefits available from the state managed pension scheme.

Additionally, lump sum payments are also required to be paid to employees who have completed a defined number of years of service at Mittal Steel.

Mexican Plan

The Mexican Subsidiary provides for seniority premiums to its employees, which consists of a one-time payment of 12 days wages for each year worked, calculated on the basis of employees' most recent salary. The maximum salary used in this calculation is limited to double the legal minimum wage. The liabilities and net periodic cost related to these retirement benefits are calculated by independent actuaries using the projected unit credit method.

The Mexican Subsidiary also provides seniority premium benefits, which are mandated by Mexican law, to employees upon unjustified dismissal, after 15 years of service or to the employee's beneficiary upon death. Net periodic cost related to such obligation was not material for the years ended December 31, 2003 and 2004. The related accrued liability of $3 and $3 as of December 31, 2003 and 2004 respectively is classified in the consolidated balance sheets as other long-term liabilities. Other required disclosures are not material and consequently are not presented herein.

Notes to the Consolidated Financial Statements

NOTE 14: PENSIONS AND OTHER POST-RETIREMENT PLANS

South African Plan

At the South African Subsidiary, the Company also offers two qualified savings plans to assist its employees in providing for retirement or for other future needs. Under these plans, which are governed by the South African Pension Funds Act of 1956, the Company contributes 10% of participating employee's qualified earnings. Ispat Iscor contributed $17 to the plan in 2004.

Additionally certain employees at the South African Subsidiary are covered by multi-employer pension plans. Company contributions to these plans were not material in 2004.

Other Subsidiaries' Plans

Retirement benefits are provided in accordance with defined benefit unfunded plans, agreed upon in the labour union agreements at various Operating Subsidiaries, wherever applicable. The Company amortises prior service costs over the average future service period of active plan participants. The liabilities and net periodic pension costs related to these plans are annually calculated on the basis of formulas defined in the plans using the projected unit actuarial credit method and fully provided for in the financial statements. The measurement date is December 31.

Beginning in 2004, the Company offered a qualified savings plan to certain corporate employees in providing for retirement or for other future needs. Under this plan, the Company contributes between 15% and 25% of participating employee's qualified earnings. Contributions to this plan were not material in 2004.

Plan Assets

The weighted-average asset allocations for the Funded Pension Plans at 31 December[1], 2003, and 2004, by asset category are as follows:

	December 31, 2004			December 31, 2003		
	US	Canada	Trinidad	US	Canada	Trinidad
Equity Securities	64%	61%	55%	62%	60%	49%
Fixed Income (including cash)	18%	39%	38%	18%	40%	45%
Real Estate	6%	–	–	6%	–	–
Other	12%	–	7%	14%	–	6%
Total	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**

The respective Finance and Retirement Committees of the Board of Directors in the US, Canada & Trinidad have general supervisory authority over the respective trust funds. These committees have established the following asset allocation targets:

[1] US Pension plans weighted asset allocation taken at November 30, 2003 and November 30, 2004 respectively.

	December 31, 2004		
	US	Canada	Trinidad
Equity Securities	63%	60%	48%
Fixed Income (including cash)	23%	40%	48%
Real Estate	5%	–	–
Other	9%	–	4%
Total	**100%**	**100%**	**100%**

NOTE 14: PENSIONS AND OTHER POST-RETIREMENT PLANS

US Plan Assets

The investment objectives for the US Pension Plan are defined in the Statement of Investment Policy dated December 1, 2000. The objectives stated therein are as follows:

A. Investments of the Trust Fund are made solely in the interest of the participants and beneficiaries of the Ispat Inland Inc. Pension Plan and for the exclusive purposes of providing benefits to such participants and their beneficiaries and defraying the reasonable expenses of administering the Plans and the Trust.

B. The investment objectives shall be to: 1) provide long-term growth (in the form of income and/or capital appreciation) in Trust assets so as to maximise the amounts available to provide benefits to Plan participants and their beneficiaries and 2) maintain adequate liquidity in the Trust's assets to permit timely payment of all benefits to such participants and their beneficiaries. In carrying out these objectives, short-term fluctuations in the value of the Trust's assets shall be considered secondary to long-term investment results.

C. The Trust Fund shall be invested with the care, skill, prudence and diligence under the circumstances prevailing from time to time that a prudent man acting in a like capacity and familiar with such matters would use in the investment of a fund of like character and with like aims.

D. The investments of the Trust Fund shall be diversified so as to minimise the risk of large losses, unless under the circumstances it is clearly prudent not to do so.

The Policy provides for broad ranges around these targets to reduce rebalancing trading cost and facilitate the management of the Trust Fund. Investment risk is monitored by the Company on an ongoing basis, in part through the use of quarterly investment portfolio reviews, compliance reporting by investment managers, and periodic asset/liability studies and reviews of the Plan's funded status.

Futures contracts are used to obtain equity exposure for a portion of the cash held in the Trust. The notional value of futures contracts as of November 30, 2003 and 2004 was $48.

The Company uses a long-term rate of return assumption of 9.5%. This assumption is viewed in a long-term context and is evaluated annually. The expected return assumption is supported by the asset allocation of the Trust and the historical long-term return on Trust assets.

Trinidad Plan Assets

The Plan's assets are held in trust and invested on a long-term basis. Investment strategy is largely dictated by local investment restrictions (maximum of 50% in equities and 20% overseas) and asset availability since the local equity market is small and there is little secondary market activity in debt securities. The Plan is not permitted to invest in assets of the company.

Canada Plan Assets

Asset allocation is established according to the objectives of the Pension Fund. This is based on the risk/return trade-off defined by the Committee in view of the long-term outlook for financial markets and by taking into account the Plan benefits, its commitments and financial situation after considering all the factors that could affect the provisioning, solvency and capacity of the Plan to meet its obligations.

NOTE 14: PENSIONS AND OTHER POST-RETIREMENT PLANS

Summaries of changes in the benefit obligation and of the unfunded status of the plans follow:

At December 31, 2003	Total	US & Canadian	Trinidad	Europe	Other
Change in benefits obligation					
Benefit obligation at beginning of the period	2,715	2,605	40	42	28
Service cost	52	40	2	2	8
Interest cost	190	183	3	3	1
Participants' contribution	2	1	1	–	–
Plan amendment (1)	41	41	–	–	–
Actuarial losses	250	242	8	–	–
Benefits paid	(225)	(214)	(1)	–	(10)
Foreign currency exchange rate differences	76	65	–	11	–
Benefit obligation at end of the period	**3,101**	**2,963**	**53**	**58**	**27**
Change in fair value of plan assets					
Fair value of plan assets at beginning of the period	1,802	1,741	61	–	–
Actual return on plan assets	340	324	16	–	–
Employers' contribution	151	140	1	–	10
Participants' contribution	2	1	1	–	–
Benefits paid	(225)	(214)	(1)	–	(10)
Foreign currency exchange rate differences	42	42	–	–	–
Fair value of plan assets at end of the period	**2,112**	**2,034**	**78**	**–**	**–**

At December 31, 2004	Total	US & Canadian	Trinidad	Europe	Other
Change in benefits obligation					
Benefit obligation at beginning of the period	3,101	2,963	53	58	27
Effect of business acquisitions	59	–	–	–	59
Service cost	72	46	3	2	21
Interest cost	193	180	3	3	7
Participants' contributions	2	1	1	–	–
Plan Amendment (1)	–	–	–	–	–
Actuarial losses	159	138	3	1	17
Benefits paid	(245)	(227)	(1)	(2)	(15)
Foreign currency exchange rate differences	67	34	–	9	24
Benefit obligation at end of the period	**3,408**	**3,135**	**62**	**71**	**140**
Change in fair value of plan assets					
Fair value of plan assets at beginning of the period	2,109	2,032	77	–	–
Actual return on plan assets	301	279	22	–	–
Employers' contribution	130	120	1	–	15
Participants' contribution	2	1	1	–	–
Benefits paid	(237)	(227)	(1)	–	(15)
Foreign currency exchange rate differences	22	22	–	–	–
Fair value of plan assets at end of the period	**2,327**	**2,227**	**100**	**–**	**–**

NOTE 14: PENSIONS AND OTHER POST-RETIREMENT PLANS

The funded/unfunded status

	At December 31, 2003				
	Total	US & Canadian	Trinidad	Europe	Other
Unfunded (funded) status of the plans	(992)	(931)	24	(58)	(27)
Unrecognised net actuarial (loss) gains	926	941	(15)	–	–
Unrecognised transition asset	(2)	–	(2)	–	–
Unrecognised prior service cost	127	117	10	–	–
Accrued Pension liability at end of period	**59**	**127**	**17**	**(58)**	**(27)**
Accrued benefit liability	(986)	(918)	–	(58)	(27)
Intangible asset	117	117	17	–	–
Accumulated other comprehensive income	928	928	–	–	–
Unfunded (funded) accumulated obligation and net liability recognised on the Balance Sheet	**59**	**127**	**17**	**(58)**	**(27)**

	At December 31, 2004				
	Total	US & Canadian	Trinidad	Europe	Other
Unfunded (funded) status of the plans	(1,081)	(908)	38	(71)	(140)
Unrecognised net actuarial (loss) gains	939	967	(28)	–	–
Unrecognised transition asset	3	5	(2)	–	–
Unrecognised prior service cost	115	106	9	–	–
Accrued Pension liability at end of period	**(24)**	**170**	**17**	**(71)**	**(140)**
Accrued benefit liability	(1,071)	(876)	–	(71)	(140)
Intangible asset	106	106	17	–	–
Accumulated other comprehensive income	940	940	–	–	–
Unfunded (funded) accumulated obligation and net liability recognised on the Balance Sheet	**(24)**	**170**	**17**	**(71)**	**(140)**

Accumulated Benefit Obligation

The accumulated benefit obligation for all defined benefit pension plans was $3,090 and $3,336 at December 31, 2003 and 2004, respectively.

Amount for pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	At December 31, 2003			
	Total	US & Canadian	Europe	Other
Projected benefit obligation	3,049	2,964	58	27
Accumulated benefit obligation	3,075	2,951	75	49
Fair Value of plan assets	2,032	2,032	–	–

	At December 31, 2004			
	Total	US & Canadian	Europe	Other
Projected benefit obligation	3,331	3,120	71	140
Accumulated benefit obligation	3,314	3,108	87	119
Fair Value of plan assets	2,212	2,212	–	–

NOTE 14: PENSIONS AND OTHER POST-RETIREMENT PLANS

The following table details the components of pension costs:

At December 31, 2002	Total	US & Canadian	Trinidad	Europe	Other
Components of net periodic cost (benefit)					
Service cost	50	42	2	2	4
Interest cost	183	177	3	2	1
Expected return on plan assets	(215)	(210)	(5)	–	–
Amortisations	8	9	(1)	–	–
Recognised actuarial gain	1	1	–	–	–
	27	**19**	**(1)**	**4**	**5**

At December 31, 2003	Total	US & Canadian	Trinidad	Europe	Other
Components of net periodic cost (benefit)					
Service cost	52	40	2	2	8
Interest cost	190	183	3	3	1
Expected return on plan assets	(208)	(202)	(6)	–	–
Amortisations	13	13	–	–	–
Recognised actuarial gain	12	12	–	–	–
	59	**46**	**(1)**	**5**	**9**

At December 31, 2004	Total	US & Canadian	Trinidad	Europe	Other
Components of net periodic cost (benefit)					
Service cost	72	46	3	2	21
Interest cost	193	180	3	3	7
Expected return on plan assets	(210)	(204)	(6)	–	–
Amortisations	13	13	–	–	–
Recognised actuarial gain	58	41	–	–	17
	126	**76**	**–**	**5**	**45**

Cash Flows

Contributions

The Company expects to contribute $175 to the US Trust in 2005. These contributions are to be made pursuant to an agreement between the Company and the PBGC and another agreement between the Company and Ryerson Tull, Inc. There are no ERISA minimum funding requirements due in 2005.

The company expects to contribute $4 to the Trinidad Trust in 2005, which is equal to its minimum statutory regular contributions.

The company expects to contribute $18 to the Canadian Trust in 2005.

NOTE 14: PENSIONS AND OTHER POST-RETIREMENT PLANS

Estimated Future Pension and Post-Retirement Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	At December 31,				
Expected benefit payments	Total	US & Canadian	Trinidad	Europe	Other
2005	304	283	1	6	14
2006	296	277	2	5	12
2007	304	283	2	7	12
2008	311	290	2	6	13
2009	319	297	2	7	13
Five years thereafter	1,692	1,581	17	31	63

Post-retirement benefits

Mittal Steel's Operating Subsidiaries in the US, Canada and France provide post-retirement benefits, including medical benefits and life insurance benefits to retirees. The post-retirement plans relate to the US, Canadian and French operating subsidiaries.

Substantially all of the US Operating Subsidiary's employees are covered under post-retirement life insurance and medical benefit plans that require deductible and co-insurance payments from retirees. The post-retirement life insurance benefit formula used in the determination of post-retirement benefit cost is primarily based on applicable annual earnings at retirement for salaried employees and specific amounts for hourly employees. The US Operating Subsidiary does not pre-fund any of these post-retirement benefits. Effective January 1, 1994, a Voluntary Employee Benefit Association Trust was established for payment of health care benefits made to United Steel Workers of America. Funding of the Trust is made as claims are submitted for payment.

In May 2004, the FASB issued FASB Staff Position ("FSP") No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003". This FSP supersedes FSP No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" which was issued by the FASB in January 2004. FSP No. 106-2 provides specific guidance on accounting for the effects of the Act for employers sponsoring post-retirement health care plans that provide certain prescription drug benefits. Additionally, this guidance allows companies who elected to follow the deferral provisions of FSP No. 106-1, and whose prescription drug benefit plans are actuarially equivalent to the benefit to be provided under Medicare Part D, to either reflect the effects of the federal subsidy to be provided by the Act in their financial statements on a prospective basis or a retroactive basis.

The Company determined that the prescription drug benefit provided by the Company's post-retirement benefit plan as of the date of the Act's enactment was at least actuarially equivalent to those of Medicare Part D and, accordingly, the Company will be entitled to the federal subsidy when it begins in calendar year 2006. On July 1, 2004, the Company adopted the provisions of FSP No. 106-2, and applied these provisions on a retroactive basis effective January 1, 2004. The Company calculated the effect of the Medicare subsidy on its APBO as of December 8, 2003, the date of the Act's enactment (all other actuarial assumptions determined as of November 30, 2003 were not changed). Based on this calculation, the Company recognised the effects of the Medicare subsidy on its net periodic post-retirement benefit costs which reduced this expense by $6 for the year ended December 31, 2004. Additionally, the accumulated post-retirement benefit obligation was also reduced by $69. Other factors including the discount rate and other actuarial assumptions mitigated the gain, resulting in an ending benefit obligation of $882.

NOTE 14: PENSIONS AND OTHER POST-RETIREMENT PLANS

Summaries of changes in the benefit obligation and of the unfunded status of the post-retirement benefit obligations are as follows:

	At December 31, 2003				
	Total	US & Canadian	Trinidad	Europe	Other
Status of the post-retirement benefit obligation					
Benefit obligation at beginning of period	875	855	–	20	–
Service cost	10	9	–	1	–
Interest cost	60	59	–	1	–
Plan amendment (1)	(105)	(105)	–	–	–
Special termination benefit	–	–	–	–	–
Actuarial loss (gain)	172	172	–	–	–
Benefits paid	(66)	(65)	–	(1)	–
Foreign currency exchange rate changes	8	4	–	4	–
Benefits obligation at end of period	954	929	–	25	–
Benefit obligation	954	929	–	25	–
Fair value of assets	–	–	–	–	–
Funded (under funded) status of the plans	(954)	(929)	–	(25)	–
Unrecognised net loss	105	105	–	–	–
Unrecognised transition asset	–	–	–	–	–
Unrecognised prior service cost	(166)	(166)	–	–	–
Accrued post-retirement benefit obligation	**(1,015)**	**(990)**	**–**	**(25)**	**–**

	At December 31, 2004				
	Total	US & Canadian	Trinidad	Europe	Other
Status of the post-retirement benefit obligation					
Benefit obligation at beginning of period	954	929	–	25	–
Effect of business acquisitions	4	–	–	–	4
Service Cost	9	9	–	–	–
Interest Cost	54	52	–	1	1
Plan amendment (1)	–	–	–	–	–
Special termination benefit	–	–	–	–	–
Actuarial loss (gain)	(14)	(12)	–	(1)	(1)
Benefits paid	(75)	(73)	–	(1)	(1)
Foreign currency exchange rate changes	5	2	–	2	1
Benefits obligation at end of period	937	907	–	26	4
Benefit obligation	937	907	–	26	4
Fair value of assets	–	–	–	–	–
Unfunded status of the plans	(937)	(907)	–	(26)	(4)
Unrecognised net loss	102	102	–	–	–
Unrecognised transition asset	–	–	–	–	–
Unrecognised prior service cost	(144)	(144)	–	–	–
Accrued post-retirement benefit obligation	**(979)**	**(949)**	**–**	**(26)**	**(4)**

Notes to the Consolidated Financial Statements

NOTE 14: PENSIONS AND OTHER POST-RETIREMENT PLANS

The net periodic post-retirement benefit cost was as follows:

At December 31, 2002	Total	US & Canadian	Trinidad	Europe	Other
Components of net periodic					
Service cost	10	8	–	2	–
Interest cost	60	59	–	1	–
Amortisations	(20)	(20)	–	–	–
Special termination benefits	–	–	–	–	–
Recognised actuarial gain	(1)	(1)	–	–	–
	49	**46**	**–**	**3**	**–**

At December 31, 2003	Total	US & Canadian	Trinidad	Europe	Other
Components of net periodic					
Service cost	11	10	–	1	–
Interest cost	60	59	–	1	–
Amortisations	(20)	(20)	–	–	–
Special termination benefits	–	–	–	–	–
Recognised actuarial gain	–	–	–	–	–
	51	**49**	**–**	**2**	**–**

At December 31, 2004	Total	US & Canadian	Trinidad	Europe	Other
Components of net periodic					
Service cost	9	9	–	–	–
Interest cost	54	52	–	1	1
Amortisations	(29)	(29)	–	–	–
Special termination benefits	–	–	–	–	–
Recognised actuarial gain	(1)	–	–	–	(1)
	33	**32**	**–**	**1**	**–**

Notes to the Consolidated Financial Statements

NOTE 14: PENSIONS AND OTHER POST-RETIREMENT PLANS

Assumptions

Weighted-average assumptions used to determine benefit obligations at December 31:

	Pension Benefits			Other Benefits		
	2002	2003	2004	2002	2003	2004
Discount rate	6.5%- 8%	5%- 10%	4.75%- 10%	6.5%- 7.1%	6.25%- 6.5%	4.75%- 10%
Rate of compensation increase	4.%- 5.5%	3%- 7%	3%- 18%	4.00%	3%- 5.28%	3%- 5.28%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

	Pension Benefits			Other Benefits		
	2002	2003	2004	2002	2003	2004
Discount rate	6.5%- 8%	5%- 10%	4.75%- 10%	6.5%- 8%	5%- 10%	5%- 10%
Rate of compensation increase	4.%- 5.5%	3%- 7%	3%- 18%	4.%- 5.5%	4%- 7%	4%- 8%
Expected long-term rate of return on assets	7.5%- 9.5%	3%- 8%	5.28%- 9.5%	4.75%- 9.5%	5%- 9.5%	4.75%- 9.5%

Health care cost trend:

	December 31,		
	2002	2003	2004
Health care cost trend rate	4.50%	4.50%- 9.20%	4.50%- 8.6%

An increase of 1% in the health care cost trend rate of the US Operating Subsidiary would increase the benefit obligation by $129.6 and the annual net periodic cost by $10. A 1% decrease would reduce the benefit obligation by $113 and the annual net periodic cost by $8.5.

At the Canadian Operating Subsidiary, for evaluation purposes, the annual growth rate assumption for the cost of health care for each participant was established at 8.6% in 2004. The rate is expected to gradually decline to 3.6% in 2010 and remain at this level thereafter. A 1% change would have an effect of $2.

NOTE 15: INCOME TAX EXPENSE

The breakdown of the income tax expense/(benefit) is as follows:

	Year ended December 31, 2002	2003	2004
Current:			
US	(3)	11	3
Mexico	13	1	35
Other Americas	1	2	3
Poland	–	–	174
Czech Republic	–	–	92
Other Europe	4	5	64
Kazakhstan	42	5	18
Other Rest of World	7	19	342
Total current income tax expense	**64**	**43**	**731**
Deferred:			
US	(6)	(22)	150
Mexico	(53)	(9)	71
Other Americas	(6)	(9)	58
Romania	–	–	(31)
Czech Republic	–	22	(117)
Poland	–	–	5
Other Europe	4	10	(7)
Kazakhstan	29	142	83
Other Rest of World	–	7	(126)
Total deferred tax expense (benefit)	**(32)**	**141**	**86**
Total income tax expense	**32**	**184**	**817**

Notes to the Consolidated Financial Statements

NOTE 15: INCOME TAX EXPENSE

The following table reconciles the income tax expense (benefit) calculated at the statutory rate of each tax jurisdiction to the corresponding amounts as reported:

	Year ended December 31, 2002			
	United States	Mexico	Other Americas	Romania
Statutory tax expense (benefit)	(7)	(6)	3	5
Increase (decrease) resulting from:				
Permanent items	–	–	–	–
Benefit arising from interest in partnership	–	–	(13)	–
Change in valuation allowance	–	–	(25)	–
Benefit of tax holiday	–	–	–	(5)
Effects of foreign currency translation	–	(56)	–	–
Restructuring	–	–	–	–
Export allowances	–	–	27	–
Inflationary effects	–	21	–	–
Others	(2)	1	3	–
Income tax expense (benefit)	(9)	(40)	(5)	–

	Other Europe	Kazakhstan	Other Rest of World	Total
Statutory tax expense (benefit)	13	67	6	81
Increase (decrease) resulting from:				
Permanent items	–	4	–	4
Benefit arising from interest in partnership	–	–	–	(13)
Change in valuation allowance	3	–	–	(22)
Benefit of tax holiday	–	–	–	(5)
Effects of foreign currency translation	–	–	–	(56)
Restructuring	(10)	–	–	(10)
Export allowances	–	–	–	27
Inflationary effects	–	–	–	21
Others	2	–	1	5
Income tax expense (benefit)	8	71	7	32

Notes to the Consolidated Financial Statements

NOTE 15: INCOME TAX EXPENSE

	Year ended December 31, 2003				
	United States	Mexico	Other Americas	Romania	Czech Republic
Statutory tax expense (benefit)	(20)	5	19	48	38
Increase (decrease) resulting from:					
Permanent items	–	–	–	–	–
Benefit arising from interest in partnership	–	–	(15)	–	–
Rate change	–	–	–	–	(11)
Change in valuation allowance	–	–	12	–	(4)
Contingencies	–	–	–	–	–
Benefit of tax holiday	–	–	–	(48)	–
Non-taxable exchange difference	–	–	(16)	–	–
Effects of foreign currency translation	–	(14)	–	–	–
Restructuring	–	–	–	–	–
Export allowances	–	–	1	–	–
Miscellaneous accruals	9	–	–	–	–
Inflationary effects	–	1	–	–	–
Others			(8)	–	(1)
Income tax expense (benefit)	(11)	(8)	(7)	–	22

	Other Europe	Kazakhstan	Other Rest of World	Total
Statutory tax expense (benefit)	11	132	23	256
Increase (decrease) resulting from:				
Permanent items	–	2	–	2
Benefit arising from interest in partnership	–	–	–	(15)
Rate change	–	–	–	(11)
Change in valuation allowance	12	–	–	20
Contingencies	–	13	–	13
Benefit of tax holiday	–	–	–	(48)
Non-taxable exchange difference	–	–	–	(16)
Effects of foreign currency translation	–	–	–	(14)
Restructuring	(8)	–	–	(8)
Export allowances	–	–	–	1
Miscellaneous accruals	–	–	–	9
Inflationary effects	–	–	–	1
Others	–	–	3	(6)
Income tax expense (benefit)	15	147	26	184

Notes to the Consolidated Financial Statements

NOTE 15: INCOME TAX EXPENSE

	Year ended December 31, 2004				
	United States	Mexico	Other Americas	Romania	Czech Republic
Statutory tax expense (benefit)	142	106	93	150	106
Increase (decrease) resulting from:					
Permanent items	–	–	–	–	1
Benefit arising from interest in partnership	–	–	(19)	–	–
Rate change	–	(22)	–	73	–
Change in valuation allowance	–	–	(14)	(63)	(170)
Contingencies	–	–	–	–	–
Benefit of tax holiday	–	–	–	(190)	–
Effects on foreign currency translation	–	4	–	(24)	–
Restructuring	–	–	–	–	–
Inflationary effects	–	17	–	–	–
Fixed assets	–	–	–	(11)	–
Other taxes	9	–	–	–	–
Others	2	1	1	34	38
Income tax expense (benefit)	153	106	61	(31)	(25)

	Poland	Other Europe	Kazakhstan	Other Rest of World	Total
Statutory tax expense (benefit)	185	96	94	400	1372
Increase (decrease) resulting from:					
Permanent items	–	–	(4)	2	(1)
Benefit arising from interest in partnership	–	–	–	–	(19)
Rate change	–	–	–	–	51
Change in valuation allowance	–	(20)	–	(207)	(474)
Contingencies	–	–	(25)	–	(25)
Benefit of tax holiday	–	–	–	(45)	(235)
Effects on foreign currency translation	4	–	39	–	23
Restructuring	–	(6)	–	–	(6)
Inflationary effects	–	–	–	–	17
Fixed assets	–	–	–	–	(11)
Other taxes	–	–	–	43	52
Others	(10)	(13)	(3)	23	73
Income tax expense (benefit)	179	57	101	216	817

Notes to the Consolidated Financial Statements

NOTE 15: INCOME TAX EXPENSE

Deferred Income Tax

Deferred tax assets and (liabilities) at December 31, 2003 and 2004 are summarised as follows:

		Year Ended December 31, 2003	2004
Current net deferred tax assets consist of the following:			
Facilities relocation restructuring	US	19	22
Accrued vacation	US	13	12
Other	US	(4)	(6)
Property, plant and equipment	Other Americas	–	40
Research and development	Other Americas	–	2
Property, plant and equipment	Romania	–	15
Other	Romania	–	3
Net operating loss carryforward	Poland	–	12
Restructuring	Poland	–	16
Other	Poland	–	7
Net operating loss carryforward	Czech Republic	34	1
Other	Czech Republic	6	9
Valuation Allowance	Czech Republic	(40)	(3)
Net operating loss carryforward	Other Europe	5	22
Other	Other Europe	11	7
Valuation allowance	Other Europe	(16)	(8)
Net operating loss carryforward	Other Rest of World	–	104
Reserves	Other Rest of World	–	28
Other	Other Rest of World	4	23
Total net current deferred tax assets		**32**	**306**
Noncurrent deferred tax assets consist of the following:			
Employee benefit costs	US	345	287
Minimum pension liabilities	US	321	384
Net operating losses and alternative minimum tax	US	251	259
Property, plant and equipment	US	(507)	(570)
Other	US	(5)	(67)
Net operating loss carryforward	Other Americas	57	1
Property, plant and equipment	Other Americas	45	8
Employee benefit costs	Other Americas	34	39
Other	Other Americas	(3)	(2)
Valuation allowance	Other Americas	(14)	–

Notes to the Consolidated Financial Statements

NOTE 15: INCOME TAX EXPENSE

		Year Ended December 31, 2003	2004
Net operating loss carryforward	Romania	–	7
Property, plant and equipment	Romania	63	11
Allowance for receivables	Romania	–	3
Valuation allowance	Romania	(63)	–
Property, plant and equipment	Czech Republic	144	138
Net operating loss carryforward	Czech Republic	–	11
Valuation allowance	Czech Republic	(144)	(11)
Property, plant and equipment	Poland	–	263
Reserves	Poland	–	6
Net operating loss carryforward	Other Europe	118	100
Property, plant and equipment	Other Europe	23	19
Employee benefit costs	Other Europe	16	20
Other	Other Europe	12	18
Valuation allowance	Other Europe	(169)	(157)
Property, plant and equipment	Other Rest of World	–	82
Other	Other Rest of World	12	6
Total net non-current deferred tax assets		**536**	**855**
Total net deferred tax assets		**568**	**1,161**
Current net deferred tax liabilities consists of the following:			
Inventories	Mexico	(17)	(16)
Accrued expenses	Mexico	8	11
Reserves	Romania	–	(3)
Other	Other Europe	(19)	(25)
Total net current deferred tax liabilities		**(28)**	**(33)**
Non-current net deferred tax liabilities consists of the following:			
Property, plant and equipment	Mexico	(95)	(99)
Net operating loss carryforward	Mexico	43	–
Inventories	Mexico	–	(42)
Other	Mexico	(2)	16
Property, plant and equipment	Other Americas	(69)	(80)
Net operating loss carryforward	Other Americas	65	54
Other	Other Americas	(5)	(5)

Notes to the Consolidated Financial Statements

NOTE 15: INCOME TAX EXPENSE

		Year Ended December 31, 2003	2004
Other	Other Europe	(11)	(26)
Property, plant and equipment	Poland	–	(157)
Employee benefit costs	Poland	–	19
Other	Poland	–	3
Property, plant and equipment	Czech Republic	–	(86)
Reserves	Czech Republic	(40)	(8)
Property, plant and equipment	Rest of World	(7)	(432)
Net operating loss carryforward	Rest of World	–	97
Employee benefit costs	Rest of World	–	13
Reserves	Rest of World	–	2
Property, plant and equipment	Kazakhstan	(142)	(229)
Employee benefit costs	Kazakhstan	–	5
Total net non-current deferred tax liabilities		**(263)**	**(955)**
Total net deferred tax liabilities		**(291)**	**(988)**

At December 31, 2004, Mittal Steel had a valuation allowance of $179 (December 31, 2003: $446) to reduce its deferred tax assets to estimated realisable value. The valuation allowance primarily relates to the deferred tax assets arising from tax loss carryforwards and capital loss carryforwards in France as well as other temporary timing differences. In France, tax loss carryforwards and capital loss carryforwards have no expiration date. The utilisation of tax loss carryforwards is, however, restricted to the taxable income of the subsidiary generating the losses. In addition, capital loss carryforwards can only be offset against capital gains. During 2004 changes in economic events and circumstances led to the reduction in valuation allowance at several of the operating subsidiaries including the Czech Operating Subsidiary ($170) and the South African Operating Subsidiary ($207).

At December 31, 2004, based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary timing differences are anticipated to reverse, management believes it is more likely than not that Mittal Steel will realise the benefits of these deductible differences, net of the valuation allowances, at December 31, 2004. However, the amount of the deferred tax asset considered realisable could be adjusted in the future if estimates of taxable income are revised.

Mittal Steel has not provided any deferred income taxes on the undistributed earnings of its foreign subsidiaries based upon its determination that such earnings will be indefinitely reinvested. If such earnings were not considered indefinitely reinvested, deferred foreign income taxes would have been provided, after consideration of estimated foreign tax credits. However, determination of the amount of deferred foreign income taxes on reinvested earnings is not practicable.

As provided for certain agreement related to acquisitions and capital investments undertaken by the Company, income from operating activities in certain countries is subject to reduced tax rates, or, in some cases is wholly exempt from taxes. Such arrangements expire over various fiscal years through 2011.

Mittal Steel Temirtau and the Government of Kazakhstan signed an agreement that fixed its corporate income tax payments for the years 2005 through 2009. The fixed corporate income tax payments are dependent upon Mittal Steel Temirtau's completion of required capital investments by December 31, 2004, which was subsequently extended to December 31, 2006. As of December 31, 2004, the Company has incurred approximately $450 of the total $580 required capital investments.

Notes to the Consolidated Financial Statements

NOTE 15: INCOME TAX EXPENSE

The Company signed an amendment to the Mittal Steel Galati share purchase agreement resulting in the termination of their 5 year exemption to pay corporate income tax and other economic incentives previously provided to Mittal Steel Galati. This amendment has prospective impact beginning January 1, 2005. Mittal Steel Annaba and Mittal Steel Tebessa are exempt from corporate tax for a period of 10 years commencing from October 2001 provided certain commitments are met as specified in note 18.

Tax loss carryforwards

At December 31, 2004, the Company had total estimated net tax loss carryforwards of $2,089.

Such amount includes net operating losses of $881 primarily related to the US, the Mexican and the Canadian Operating Subsidiaries which expire as follows:

Year Expiring	
2005	11
2006	27
2007	22
2008	85
2009	50
2010	24
2011	4
2012	1
2013	16
2020	133
2021	260
2022	3
2023	239
2024	6

The remaining tax loss carryforwards of $1,208 are indefinite lived and are attributable to the Company's operations in France and South Africa.

Tax loss carryforwards are denominated in the currency of the countries in which the respective subsidiaries are located and operate. Fluctuations in currency exchange rates could reduce the US Dollar equivalent value of these tax loss carryforwards in future years.

NOTE 16: OTHER OPERATING EXPENSES

Other operating expenses include:

	Year Ended December 31, 2002
Write-off of Empire Mine investments	39
Impairment loss on 2A Bloomer and 21" Bar Mill	23
	62

NOTE 17: PROVISIONS AND ALLOWANCES

	Balance at December 31, 2003	Additions charged to income	Deductions/ Release	Acquisitions	Balance at December 31, 2004
Allowance for doubtful accounts	119	13	24	159	267
Environmental (see note 19)	37	–	–	130	167
Shutdown reserves[1]	27	1	–	59	87
Voluntary severance offer and other	1	4	4	12	13
Inventory obsolescence	146	47	15	66	244
Deferred tax valuation allowances	446	–	474	207	179

	Balance at December 31, 2002	Additions charged to income	Deductions/ Release	Acquisitions	Balance at December 31, 2003
Allowance for doubtful accounts	77	42	–	–	119
Environmental (see note 19)	28	9	–	–	37
Shutdown reserves[1]	23	7	3	–	27
Voluntary severance offer and other	1	–	–	–	1
Inventory obsolescence	133	11	16	18	146
Deferred tax valuation allowances	216	20	–	210	446

[1] The US Operating Subsidiary maintains various shutdown reserves for former or dormant entities. Additions relate to liability recorded upon adoption of SFAS 143 on January 1, 2003 and accretion during 2003 (see note 18).

NOTE 18: COMMITMENTS

Mittal Steel leases various facilities, land and equipment under non-cancellable lease arrangements. In most cases, management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases.

Future minimum lease payments required under operating leases that have initial or remaining non-cancellable terms in excess of one year are as follows:

Year ending	
2005	22
2006	15
2007	10
2008	7
2009	5
Thereafter	38
Total minimum lease payments	97

Rent expense amounted to $29, $27 and $30 for the years ended December 31, 2002, 2003 and 2004, respectively.

In the normal course of business, Mittal Steel enters into various long-term raw material supply contracts, which generally provide for the purchase prices to be negotiated annually based on market prices.

In the ordinary course of its business, the Company has guaranteed certain debts of its subsidiaries totaling $1,214.

NOTE 18: COMMITMENTS

At December 31, 2004 and December 31, 2003, the Company's US Operating Subsidiary guaranteed $41 and $54, respectively, of long-term debt attributable to I/ N Kote, one of its equity investments. Since the US Operating Subsidiary accounts for its investment in I/N Kote under the equity method, the debt which matures on January 12, 2007 is not recorded in the US Operating Subsidiary's Condensed Consolidated Balance Sheet. The US Operating Subsidiary's guarantee could be invoked in an event of default as defined in the provisions of the I/N Kote loan agreement. In addition to its 50% share of the remaining principal balance, the US Operating Subsidiary also guarantees any outstanding interest due, both of which bear interest at a rate equal to the higher of (1) the prescribed borrowing rate on the loan, or (2) the Bank's (Mizuho Corporate Bank Limited) prime rate, plus 2%. If the US Operating Subsidiary performed on its guarantee, it would continue to own its share of I/N Kote, subject to the security interest of the Bank in the assets of I/N Kote. The terms of the guarantee require the US Operating Subsidiary to maintain a minimum tangible net worth (as defined). The US Operating Subsidiary was in compliance with this term at December 31, 2004.

On July 16, 1998, the Company's US Operating Subsidiary entered into an agreement (the "Agreement") with the Pension Benefit Guaranty Corporation (the "PBGC") to provide certain financial assurances with respect to the US Operating Subsidiary's Pension Plan. In accordance with the Agreement, the US Operating Subsidiary provided the PBGC a $160 letter of credit which expired on July 9, 2003, and has made certain specified contributions to its Pension Plan. In addition, the US Operating Subsidiary granted to the PBGC a first priority lien on selected assets. In July 2003, the US Operating Subsidiary reached an agreement with the PBGC regarding alternative security for the $160 letter of credit. The letter of credit was allowed to expire, and in its place, the US Operating Subsidiary agreed to contribute $160 over the next two years and pay 50% of excess cash flows ($147 for 2004 is to be paid in 2005) as defined in the agreement with the PBGC to the US Operating Subsidiary's Pension Plan. Under this agreement, the US Operating Subsidiary contributed $50 in July 2003, $83 in 2004 and is required to contribute $28 in 2005. Outside of this Agreement, the US Operating Subsidiary also contributed $21 in September 2003. Additionally, the US Operating Subsidiary pledged $160 of non-interest bearing First Mortgage Bonds to the PBGC as security until the remaining $110 has been contributed to the Pension Plan and certain tests have been met.

Under the Agreement, Ryerson Tull Inc., the former parent of the US Operating Subsidiary, also provided to the PBGC a $50 guarantee of the US Operating Subsidiary's Pension Plan obligations, later issuing a letter of credit to secure this guarantee. The US Operating Subsidiary committed to take all necessary action to replace the guaranty/letter of credit by July 16, 2003, but was unable to do so, and therefore the guaranty and letter of credit continued in place. Separately, on September 15, 2003, the US Operating Subsidiary entered into a settlement agreement with Ryerson Tull under which, among other things, Ryerson Tull paid the US Operating Subsidiary $21 to release Ryerson Tull from various environmental and other indemnification obligations arising out of the sale by Ryerson Tull of the US Operating Subsidiary to Mittal Steel. The $21 received from Ryerson Tull was paid into the US Operating Subsidiary Pension Plan and went to reduce the amount of the Ryerson Tull guaranty/letter of credit. The US Operating Subsidiary has agreed to make specified monthly contributions to its Pension Plan totaling $29 over the twelve-month period beginning January 2004, thereby eliminating any remaining guaranty/letter of credit obligations of Ryerson Tull with respect to the US Operating Subsidiary's Pension Plan. Of the $112 of contributions made to the US Operating Subsidiary's Pension Plan during 2004, $29 reduced the amount of, and by September 15, 2004, eliminated the Ryerson Tull guaranty / letter of credit. In addition, the US Operating Subsidiary committed to reimburse Ryerson Tull for the cost of the letter of credit to the PBGC, and to share with Ryerson Tull one-third of any proceeds which the US Operating Subsidiary might receive in the future in connection with a certain environmental insurance policy.

In 1998, the US Operating Subsidiary entered into an agreement with a third party to purchase 1.2 million tons of coke annually for approximately 15 years on a take-or-pay basis at prices determined by certain cost factors from a heat recovery coke battery facility located on land leased from the US Operating Subsidiary. The actual purchases of coke under this agreement were 1.3 million, 1.2 million and 1.2 million tons in 2004, 2003 and 2002, respectively. Under a separate tolling agreement with another third party, the US Operating Subsidiary has committed to pay tolling charges over approximately 15 years to desulphurise flue gas from the coke battery and to convert the heat output from the coke battery to electrical power and steam. The US Operating Subsidiary advanced $30 during construction of the project, which is recorded as a deferred asset on the balance sheet at December 31, 2003 and would have been credited against cash payments during the second half of the energy tolling arrangement. During the fourth quarter of 2004, an agreement was reached to allow the third party to pay the US Operating Subsidiary a deposit repayment equal to $54. Upon receipt of these funds, the deferred asset was written off and a corresponding gain of $1 was recognised by the US Operating Subsidiary. As of December 31, 2004 and December 31, 2003, the estimated minimum tolling charges remaining over the life of this agreement were approximately $254 and $199, respectively.

Notes to the Consolidated Financial Statements

NOTE 18: COMMITMENTS

The US Operating Subsidiary sold all of its limestone and dolomite properties in 1990. The US Operating Subsidiary entered into a long-term contract with the buyer of the properties to purchase, subject to certain exceptions and at prices which approximate market, the full amount of the annual limestone needs of the US Operating Subsidiary through 2002. The US Operating Subsidiary has extended this arrangement at a fixed price through 2007.

In 2002, the US Operating Subsidiary entered into an agreement with Cleveland-Cliffs, Inc. to purchase from subsidiaries of Cleveland-Cliffs, Inc. all of its pellet requirements beyond those produced by the Minorca Mine (a wholly owned subsidiary of the US Operating Subsidiary) for twelve years. The price of the pellets is fixed for the first two years and then, adjusted over the term of the agreement based on various market index factors.

The total amount of firm commitments of the US Operating Subsidiary and its subsidiaries to contractors and suppliers in connection with construction projects primarily related to additions to property, plant and equipment, was $22 and $2 at December 31, 2004 and December 31, 2003, respectively.

In 1993, the US Operating Subsidiary established a partnership, PCI Associates, with a subsidiary of NIPSCO, Inc. to lease from General Electric Capital Corporation certain equipment located at the Indiana Harbor Works relating to the injection of pulverised coal into the US Operating Subsidiary's blast furnaces ("the PCI lease"). The term of the PCI lease is 18 years from the lease closing date, August 31, 1993. In 2003, NIPSCO sold its portion of PCI Associates to Primary Energy Steel LLC. Upon the failure of PCI Associates, an Indiana General Partnership, to pay certain amounts due or to perform certain duties under the PCI Lease or the insolvency of any of the Primary Energy Steel LLC parties or of the US Operating Subsidiary partner, the US Operating Subsidiary will be required, so long as it is the operator of the facility, to reimburse the lessor for certain amounts due, or to perform such actions, under the lease relating to its operations. The guaranteed amounts and duties do not pertain to the base rents due under the lease, which are the responsibility of Nisource, Inc. The US Operating Subsidiary could be responsible for its percentage of the liabilities, costs or expenses associated with specified misrepresentations or covenant breaches, discounted at 10%. The US Operating Subsidiary cannot reasonably estimate the amounts which could be due under this guarantee, however, it is not likely that resulting payment obligations in connection with any such arrangements could materially affect the financial condition or results of operations of the US Operating Subsidiary. The US Operating Subsidiary has not recognised any liability associated with this guarantee.

It is anticipated that the US Operating Subsidiary will make capital expenditures of $2 to $7 annually in each of the next five years for the construction, and have ongoing annual expenditures (non-capital) of $35 to $40 to operate air and water pollution control facilities to comply with current federal, state and local laws and regulations.

On March 27, 1996, the Mexican Operating Subsidiary entered into an agreement for the period to December 31, 2005, with Pemex Gas y Petroquimica Basica ("Pemex") to purchase natural gas. During 2004 the Mexican Operating Subsidiary consumed approximately 34,128 Gcal per day of natural gas invoiced by Pemex at the prevailing market price applied for each month.

In March 2002 the Mexican Operating Subsidiary signed an agreement with Shougan Hierro Peru, valid until April 2007, for the supply of 500,000 MT per annum of Pellet Feed to the Mexican operations. As of December 31, 2004, 339,000 MT per annum had been received.

In April 2002 the Mexican Operating Subsidiary signed an agreement with MBR Overseas Ltd, valid until December 2007, for the supply of 1,920,000 MT per annum of Pellet Feed to the Company's Mexican operations. This agreement has been superceded by a long term Agreement for the period January 1, 2005 to December 31, 2015 for 2,000,000 MT of pellet feed and 600,000 MT of lump ore per annum and 300,000 MT of sinter fines for 2005 and 1,000,000 MT of sinter fines per annum for the rest of the contract period. As December 31, 2004, 1,781,000 MT per annum had been received.

Pursuant to its agreement with ISCOTT and the Government of Trinidad and Tobago made on December 30, 1994, the Company was required to offer new shares representing 40% of its Trinidadian Operating Subsidiary's total issued share capital in a public offering to Trinidad and Tobago nationals and locally controlled corporations by June 30, 1998. The Agreement also provides that such offering must be made at a fair price and on such other terms to be negotiated, and in default of agreement, by the Trinidad and Tobago Stock Exchange (TTSE). The Government extended the deadline to make the offering in the second half of 2000 and has also agreed in principle, as an alternative arrangement, to allow the shares of Mittal Steel to be listed and offered on the TTSE. The Company is currently working with the Government to resolve the requirement.

Notes to the Consolidated Financial Statements

NOTE 18: COMMITMENTS

In September 2002, the Trinidadian Operating Subsidiary agreed with the National Gas Company of Trinidad and Tobago Limited ("NGC') to pay outstanding amounts for gas supplied whereby they paid to NGC approximately $5 in 2002 and approximately $22 in 2003 and agreed to pay $7 in monthly installments in 2004 towards the outstanding balance including interest. The Trinidadian Operating Subsidiary further agreed to accelerate certain of these payments to NGC in the event of increased cash flow under a variable factor method. With the payment on December 31, 2004 the full amount outstanding was paid.

The Trinidadian Operating Subsidiary had an agreement with a third party to purchase between 2.5 and 4.5 million metric tons of direct reduction iron ore pellets annually, for ten years, on a take or pay basis. In 2002 the parties agreed to replace the remainder of the contract with annually negotiated purchase agreements and entered into an agreement for the purchase of between 2.5 and 4.5 million metric tons of direct reduction iron ore pellets between January 1, 2002 and February 28, 2003. The Trinidadian Operating Subsidiary entered into a subsequent agreement for the purchase of between 2.0 and 3.0 million metric tons of direct reduction iron ore pellets between March 1, 2003 and February 29, 2004. A further agreement was entered into for the purchase of between 2.0 and 3.5 million metric tons of direct reduction iron ore pellets between March 1, 2004 to February 28, 2005. Negotiations are currently taking place with the third party for a purchase agreement for the period 2005 – 2007.

In February 2005 the German Operating Subsidiary signed an agreement with ThyssenKrupp Stahl AG for the purchase of between 1.3 – 1.5 million tons of pig iron each year for a 20 year term commencing October 2007. This agreement replaces an existing supply agreement between the parties under which the German Operating Subsidiary agreed to purchase from ThyssenKrupp Stahl AG 1.3 million tons of pig iron each year until September 2007.

The Company and its subsidiaries have capital commitments outstanding against major contracts as of December 31, 2004 amounting to $400 (2003: $280).

The Company has committed to invest $140 at its Algerian Operating Subsidiary over a ten year period commencing October 2001 of which $80 shall be invested in the first five years of operations to attain shipping levels of 1.2 million metric tons per year. The Algerian Operating Subsidiary has spent $64 through December 31, 2004. The Algerian Operating Subsidiary has committed to complete and realise the industrial pollution control program estimated to cost up to $25 over a ten year period commencing October 2001 for which the Algerian Operating Subsidiary has spent $4 through December 31, 2004. The Company also committed to invest $30 at Ispat Tebessa over a ten year period commencing October 2001, $20 of which is to be invested in the first five years of operations. The Company has spent $11 through December 31, 2004 towards this commitment.

The Company has committed to inject $175 to finance part of the total capital expenditure commitment of $351 (including $76 for environmental protection) at its Romanian Operating Subsidiary over a ten year period ending in 2011. The amount committed to be spent is $30, $66, $56, $55 and $44 for period November 15, 2001 to December 31, 2002, 2003, 2004 2005 and 2006, respectively and thereafter $20 every year from sixth to tenth year. The Romanian Operating Subsidiary has spent $250 and the Company has injected $60 to the Romanian Operating Subsidiary up to December 31, 2004. The Romanian Operating Subsidiary has also committed to contribute $5 per year to provide certain employees facilities.

The Company's Czech Operating Subsidiary has committed to invest $243, including $20 for environmental investment, from 2003 to 2012, out of which $135 shall be invested by 2007. The Czech Operating Subsidiary has spent $40 up to December 31, 2004 towards this commitment.

The Company has committed to invest $10 at Ispat Tepro, including $1 for environmental investment, over five years commencing July 2003. Ispat Tepro has spent less than $1 through December 31, 2004 toward this commitment.

The Company has committed to invest $18 at Ispat Petrotub over a ten year period commencing January 2004, out of which $8 shall be invested in first five years. Furthermore, the Company has also committed to invest at Ispat Petrotub, $13 for environmental investment over the first five years commencing January 2004. Ispat Petrotub has spent less than $1 through December 31, 2004 toward this commitment.

The Company has committed to invest $12 at S.C. Siderurgica S.A. over a ten year period commencing 2004, out of which $7 shall be invested in the first five years. Furthe-, the Company has also committed to invest $4 in environmental investment at S.C. Siderurgica S.A.

NOTE 18: COMMITMENTS

The sale of the Company's Polish Operating Subsidiary by the government of Poland was part of an initiative to restructure the Polish steel industry. Pursuant to the acquisition agreement, the Company committed to make capital expenditures of €497 million (equivalent to approximately $662 based on the exchange rate prevailing on the date of the commitment) through December 2009, as well as to comply with the PHS restructuring plan that the government of Poland agreed with the European Commission as part of the European Union accession process, including the shutdown of some rolling and finishing facilities and minimum employment levels. Through December 31, 2004, the Company's Polish Subsidiary has spent $38 towards this commitment.

The Company has, with the acquisition of BH Steel, committed to invest in capital commitments of $135 over a ten year period. Additionally, investments of $60 to $80 will be made to increase the quality of production at BH Steel over the same ten year period.

The Company has committed, subject to market conditions, to invest in projects in its Kazakh Operating Subsidiary totaling $580 until the year 2006. Through December 31, 2004, the Company has spent $450 toward this commitment. The Company plans to invest the remaining portion during 2005 and 2006.

The Company and its subsidiaries had contingent liabilities amounting to $50 as on December 31, 2004 (2003: $28) in respect of bills of exchange discounted with banks which had not matured.

For certain of its Operating Subsidiaries, the Company has provided employment commitments for various periods in which the Company has agreed not to engage in any collective dismissals of employees.

Compliance standards for environmental remediation vary significantly depending on the local regulatory environment in which the Operating Subsidiaries operate. The Kazakh Operating Subsidiary is maintaining the Environmental Plan of Action (based on the World Bank standards), which is also in compliance with the EBRD and IFC loan agreements. In accordance with the agreement with the Government of Algeria, the Algerian Operating Subsidiary continues its Environmental Plan of Action so as to achieve the norms, as specified therein, by March 2009. In accordance with the agreement with APAPS, the Romanian Operating Subsidiary continues its Environmental Plan of Action so as to complete the investment program, as specified therein, by 2006. The Czech Operating Subsidiary continues its Environmental Plan of Actions so as to complete the investment program, as agreed with the Czech Republic National Property Fund, Fond Národního Majetku ("FNM"), by 2010. *Environmental remediation obligations existing as of the acquisition date, up to $49, are the responsibility of and will be paid by FNM.* The Company believes the likelihood is remote that the environmental remediation obligations will exceed $49.

The operations of the Kazakh Operating Subsidiary are subject to supervision by the Ministry of Natural Resources and Environmental Protection of Kazakhstan, which established pollution limits and quotas. Relevant legislation imposes various fees for discharges of pollutants and other environmental damage and limits for discharges, and entities that emit pollution in excess of these amounts must pay higher rates. According to the terms of its acquisition by the Company, through 2005 the Kazakh Operating Subsidiary is required to make annual expenditures on pollution control measures of approximately $2 and to adhere to environmental regulations in effect as of November 17, 1995.

Asset Retirement Obligations

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This Statement establishes standards for accounting for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company recorded the fair value of a legal liability for an asset retirement obligation ("ARO") in the period in which it is incurred and capitalises the ARO by increasing the carrying amount of the related asset. The liability is accreted to its present value each period and the capitalised cost is depreciated over the useful life of the related asset. Based on analysis the Company has performed, it has been determined that there are two assets for which an asset retirement obligation must be recorded.

NOTE 18: COMMITMENTS

The first asset is the Company's Minorca Mine at Ispat Inland. The Minorca Mine, through the Environmental Impact Statement (EIS) process, does have a reclamation plan on file with the state of Minnesota. Each year the Minorca Mine is required by the Minnesota Department of Natural Resources (MDNR) to submit an annual mining and reclamation summary for the year just completed and to provide mining and reclamation plans for the coming year. When possible the Minorca Mine reclaims abandoned areas on a yearly basis. By doing this, the mine keeps up with the reclamation to avoid a huge cost at the end of the mine life. Each fall the MDNR conducts a field review of prior reclamation work, to point out deficiencies that need to be corrected. A complete environmental site assessment was done in 1996. The Minnesota Pollution Control Agency conducted a multi-media inspection of the entire property with no violations. Currently, Ispat Inland Mining Company is in compliance with all environmental standards and therefore, the Company expects little or no environmental remediation at the time of closure of the mine.
As of December 31, 2004, the estimated total future reclamation costs are $18.

The second asset retirement obligation relates to the removal costs of the manufacturing facilities and remediation at the site property at Ispat Hamburg. Under the terms of the lease agreement, Ispat Hamburg will be responsible for removal and remediation costs for the factory land at the end of its lease in 2013.

Changes in the liability for asset retirement obligations during 2003 consisted of the following:

	2003	2004
Balance as of January 1,	17	20
Accretion	1	1
Translation adjustment	2	–
Balance as of December 31,	20	21

The asset retirement obligation liability balances as if SFAS No. 143 had been adopted on January 1, 2001 (instead of January 1, 2003) was as follows:

	2002	2003
Liability for asset retirement obligations at beginning of period	15	17
Liability for asset retirement obligations at end of period	17	20

NOTE 19: CONTINGENCIES

The Company is a party to a number of legal proceedings arising in the ordinary course of business. The Company does not believe that the adverse determination of any such pending routine litigation, either individually or in the aggregate, will have a material adverse effect on its business, financial condition, results of operations, or cash flows. Where these actions are being contested their outcome is not predictable with assurance.

Environmental Liabilities

The Company is subject to various environmental laws and regulations that require environmental assessment or remediation efforts at its multiple locations and Operating Subsidiaries.

The US Operating Subsidiary is involved in various environmental and other administrative or judicial actions initiated by governmental agencies. At December 31, 2004, and December 31, 2003, the reserves for environmental liabilities totaled $37 and $37, respectively. In 1993, the US Operating Subsidiary agreed to a Consent Decree in connection with the Environmental Protection Agency ("EPA") lawsuit. Of the recorded reserves, $22 and $22, respectively, is related to the sediment remediation under the EPA Consent Decree, which obligates the US Operating Subsidiary to pay a specified amount of $19 plus interest at the 13-week Treasury bill rate. The US Operating Subsidiary has recorded an estimated liability of $6 related to certain other currently ongoing environmental matters which are not related to the sediment remediation portion of the EPA Consent Decree. The 1993 EPA Consent Decree also requires remediation of the US Operating Subsidiary's Indiana Harbor Works site ("the Corrective Action") which is a distinct and separate responsibility under the Consent Decree. The 1993 EPA Consent Decree establishes a three-step process for the Corrective Action, each of which requires approval by the EPA, consisting of: assessment of the site (including stabilisation measures), evaluation of remediation alternatives and remediation of the site. The US Operating Subsidiary is presently assessing the nature and the extent of environmental contamination. Assessments under the EPA Consent Decree have been ongoing since the decree was entered and no significant new environmental exposures have been identified. It is anticipated that this assessment will cost approximately $2 to $4 per year over the next several years. Until the first two steps are completed, the remedial action to be implemented cannot be determined. Because future required payments under the EPA Consent Decree are substantially fixed, management does not believe that environmental expenditures related to the EPA Consent Decree, in excess of the amounts currently accrued, if any, will have a material effect on the results of operations, financial position or cash flows of the Company. Insurance coverage with respect to work required under the 1993 EPA Consent Decree is not significant.

In October 1996, the US Operating Subsidiary was identified as a potentially responsible party due to alleged releases of hazardous substances from its Indiana Harbor Works facility and was notified of the Natural Resource Damages Act (NRDA) Trustees' intent to perform an environmental assessment on the Grand Calumet River and Indiana Harbor Canal System. A form of consent decree has been negotiated and issued as a final order of the court in January 2005 under which the US Operating Subsidiary will pay approximately $1in the first year and approximately $2 in each of the four years thereafter, for a total of approximately $9. The US Operating Subsidiary has also incurred approximately $1 in costs related to this matter which are payable within 30 days of the effective date of the Consent Decree. The US Operating Subsidiary has recorded a liability for this matter of approximately $9. Management believes that the required future payments related to these matters are substantially fixed, and, accordingly, does not believe that reasonably possible losses in excess of the amounts accrued, if any, will have a material effect on Mittal Steel's financial position, results of operations, and cash flows.

A notice of violation ("NOV") was issued on July 2, 2002 by the EPA against the US Operating Subsidiary, Indiana Harbor Coke Company, L.P. ("IHCC") and Cokenergy, Inc., alleging violations of air quality and permitting regulations for emissions from the Heat Recovery Coal Carbonisation facility which is operated by IHCC. An amended NOV stating similar allegations was issued on August 8, 2002. Management believes that recent developments in this case have been favorable to the Company and that this matter will not have a material effect on Mittal Steel's financial position , results of operations and cash flows.

In addition, in January 2005 the US Operating Subsidiary received a Third Party Complaint by Alcoa Incorporated alleging that the US Operating Subsidiary is liable as successor to the interests of Hillside Mining Co., a company that the US Operating Subsidiary acquired in 1943, operated until the late 1940s and then sold the assets of in the early 1950s. It is alleged that since Hillside was operating in the area at the same time as Alcoa, if Alcoa is found to be liable in the original suit that was filed against it by approximately 340 individuals who live in the Rosiclare area of southern Illinois, then the US Operating Subsidiary should also be found liable, and there should be an allocation to the US Operating Subsidiary of the amount that would be owed to the original Plaintiffs. Those original Plaintiffs are alleging that the mining and processing operations allowed the release of fluorspar, manganese, lead and other heavy metal contaminants, causing unspecified personal injury and property damage. The US Operating Subsidiary has also been identified as a potentially responsible party by the Illinois EPA in connection with this matter. The US Operating Subsidiary has requested further information from the Illinois EPA regarding their potential claim. Until such time as this matter is further

NOTE 19: CONTINGENCIES

developed, management is not able to estimate reasonably possible losses, or a range of such losses, the amounts of which may be material in relation to Mittal Steel's financial position, results of operations and cash flows. The US Operating Subsidiary intends to defend itself fully in these matters.

The US Comprehensive Environmental Response, Compensation, and Liability Act, also known as Superfund, and analogous state laws can impose liability for the entire cost of cleanup at a site upon current or former site owners or operators or parties who sent hazardous materials to the site, regardless of fault or the lawfulness of the activity that caused the contamination. The US Operating Subsidiary is a potentially responsible party at several state and federal Superfund sites. The US Operating Subsidiary could, however, incur additional costs or liabilities at these sites based on new information, if additional cleanup is required, private parties sue for personal injury or property damage, or other responsible parties sue for reimbursement of costs incurred to clean up the sites. The US Operating Subsidiary could also be named a potentially responsible party at other sites if its hazardous materials or those of its predecessor were disposed of at a site that later becomes a Superfund site.

Environmental remediation for periods prior to the privatisations of the Company's Operating Subsidiaries in the Czech Republic, Romania, Kazakhstan and Algeria are borne by the local governments in those countries. Environmental remediation relating to periods subsequent to the privatisations have been complied with, and accordingly there are no remediation liabilities for which the Company is responsible at December 31, 2004 with respect to the Company's Operating Subsidiaries in the Czech Republic, Romania, Kazakhstan and Algeria. The liability primarily relates to environmental remediation costs recognised (a) fully in terms of decommissioned facilities, and (b) pro-rated costs for facilities to be decommissioned in the future in terms of site-specific holistic environmental master plans developed in consultation with external consultants taking cognisance of appropriate statutory regulation. As part of the Company's acquisition of Ispat Polska in March 2004, the Company recorded as part of the preliminary purchase price allocation a liability related to estimated costs probable of payment for environmental remediation obligations existing at the time of acquisition.

At December 31, 2004, the Polish Operating Subsidiary had recorded an undiscounted reserve of $110. At December 31, 2004, the South African Operating Subsidiary had recorded an environmental reserve of $226, discounted at 10% with respect to environmental remediation. The discounted amount of $130 is recorded at December 31, 2004. The expected future cash flows relating to environmental remediation costs at the South African Operating Subsidiary is as follows at December 31, 2004:

2005	11
2006	25
2007	28
2008	28
2009	29
Later years	105
Total undiscounted environmental remediation costs at the South African Operating Subsidiary	226

In September 2004, the Environmental Inspection Department of the Republic of Kazakhstan raised a claim for approximately $20, alleging that the Kazakh Operating Subsidiary had failed to obtain the necessary approvals from the Environment Ministry and had therefore engaged in pollution without permission during the first six months of 2004. The Kazakh Operating Subsidiary believes that it has acted in accordance with the terms of the arrangement by which it was acquired by the Company, which required compliance with environmental norms existing as of the date of such agreement and to make specified minimum investments in controlling pollution. The Company vigorously disputes this claim. In December 2004, the Kazakh Operating Subsidiary signed a pollution reduction plan with the Kazakhstan Ministry of Environmental Protection, which the Company believes brings this matter to a close, with the Company paying no amounts related to this claim. The Company has therefore not provided for this potential expense at December 31, 2004.

NOTE 19: CONTINGENCIES

Legal Claims

In 1994, the European Commission raised claims of EUR 47 million for repayment by DSG Dradenauer Stahlgesellschaft GmbH ("DSG"), a former subsidiary of the Company, of loan amounts alleged to qualify as improper subsidies from the City of Hamburg. In April 2002, the European Court of Justice decided that the loan was an unauthorised subsidy under European Community law. DSG stated that the loan had been fully repaid. At first instance, the court in Hamburg, Germany confirmed the position of DSG. However, in April 2004, the High Court in Hamburg ruled that DSG is obliged to pay DM 1 million (EUR 0.5 million) to the City of Hamburg. DSG is appealing this decision. The Company cannot predict the final outcome of these proceedings. In August 2004, DSG filed for bankruptcy and a receiver was appointed by the court. In August 2002, DSG was sold and consequently is no longer a subsidiary of the Company.

In September 2003, the owners of a bulk cargo vessel commenced arbitration proceedings against the Trinidadian Operating Subsidiary and an affiliate in connection with the loss of the vessel, which had been carrying a cargo of direct reduced iron supplied by the Trinidadian Operating Subsidiary from Trinidad to Indonesia. The Company is unable to estimate the amount of liability, if any, arising from these proceedings. In October 2004, the Company provided cash security of $9 in accordance with a court order. The parties are at present preparing submissions as part of the arbitration process.

In May 2003, the Irish government commenced proceedings against the Company's Mexican Operating Subsidiary and the Company, claiming certain environmental cleanup costs relating to the site of Irish Ispat Limited, which was closed in 2001. In April 2004, the Irish government filed a Notice of Discontinuance of its claim against the Company and served its Statement of Claim against the Mexican Operating Subsidiary in May 2004. In October 2004, the Mexican Operating Subsidiary served a Request for Further and Better Particulars of Statement of Claim. In February 2005, the court struck out the claim with no order for costs.

In late 2002, three subsidiaries of the Company (Trefileurope, Trefileurope Italia S.R.L. and Fontainunion S.A.), along with other European manufacturers of pre-stressed wire and strands steel products, received notice from the European Commission that it was conducting an investigation into possible anti-competitive practices by these companies. The Company and its subsidiaries are co-operating fully with the European Commission in this investigation. The European Commission can impose fines (up to a maximum of 10% of annual revenues) for breaches of European Community competition law. The Company is currently unable to assess the ultimate outcome of the proceedings before the European Commission or the amount of any fines that may result. As the alleged anti-competitive activities would have taken place in large part prior to the acquisition of the subsidiaries, the Company has notified the previous owners that it will seek indemnification for costs resulting from the investigation.

In March 2004, a group of residents in Nova Scotia brought a potential class action in the Supreme Court of Nova Scotia against various parties, including the Company's Canadian Operating Subsidiary, alleging various torts for damage allegedly caused by the steel plant and coke ovens formerly owned and occupied by Dominion Steel and Coal Corporation from 1927 to 1967. The Company acquired the Company's Canadian Operating Subsidiary in 1994 and the plaintiffs are attempting to establish that the Company's Canadian Operating Subsidiary thereby assumed the liabilities of the former occupiers. The plaintiffs are now seeking to have the claim approved as a class action, though the court has not yet issued a decision on this matter. The Canadian Operating Subsidiary intends to file preliminary motions to set aside this claim at an early stage. The Company is currently unable to assess the outcome of these proceedings or the amount of the Company's Canadian Operating Subsidiary's potential liability, if any.

The US Operating Subsidiary and an independent, unaffiliated producer of raw materials are parties to a long-term supply agreement under which the US Operating Subsidiary was obligated to fund an escrow account to indemnify said producer of raw materials for the continuing availability of certain tax credits under the US Tax code, which credits extend until January 1, 2008. Contributions to the escrow account were determined by the agreement and the funds were restricted from Company use while in the escrow account. The US Operating Subsidiary received full recovery of $39, the escrowed amount, in April of 2001. No further contributions to the escrow account are required at this time as the US Operating Subsidiary believes the likelihood of the specific contingency occurring is remote. If there is any loss, disallowance or reduction in the allowable tax credits applicable to the raw materials previously sold to the US Operating Subsidiary, the US Operating Subsidiary is required to repay the independent, unaffiliated producer the amount by which the cost of the raw materials was decreased as a result of such tax credits, subject to certain adjustments, plus interest. As of December 31, 2004, the US Operating Subsidiary's cumulative cost reduction due to such tax credits totaled $185. The US Operating Subsidiary has not recognised any liability associated with this indemnity.

NOTE 19: CONTINGENCIES

Sidex International Plc. ("SIP"), a joint venture that Ispat Sidex formed in 1997 with Balli Steel Plc, in 2002 raised a claim of approximately $48 for alleged non-delivery of steel by Ispat Sidex from 1998 onwards as well as interest, damages and costs. Arbitration proceedings began in mid-November 2004 and an arbitration decision is expected in the second quarter of 2005. Ispat Sidex expects to be indemnified by a third party if an award is granted in favor of SIP by a competent court or arbitration tribunal by a definite and irrevocable decision with respect to this claim. Ispat Sidex vigorously disputes this claim and has brought a counterclaim for non-payment by SIP plus damages, interest and costs, in total exceeding the amount of the claim raised by SIP. As the Company cannot determine the outcome of this matter or estimate the amount or range of potential loss that may be incurred by Ispat Sidex, no amount has been provided as of December 31, 2004.

In February 2003, the Romanian Customs Authorities alleged non-compliance with respect to custom formalities relating to imported steel products at the Romanian Operating Subsidiary and assessed a penalty on the Romanian Operating Subsidiary in the amount of $14. The Romanian Operating Subsidiary subsequently appealed the decision of the Romanian Custom Authorities with the court of first instance and received a favourable ruling from the court of first instance with respect to $7 alleged in the claim. With respect to the remaining $7 assessment, the Company received an initial favourable ruling in the court of first instance for $4, which is likely to be appealed by the Customs Authorities to the Court of Appeals. The remaining balance has been initially awarded to the Romanian Customs Authorities, although the Company has filed an appeal with the Court of Appeals. As a result of the unfavourable ruling, however, the Company believes that it is probable that it will incur a loss with respect to the remaining balance and has therefore provided a reserve for such amount at December 31, 2004.

Since 2001, the Czech Operating Subsidiary has been involved in a dispute with ICF Kaiser Netherlands B.V. ("ICF"), the contractor for Phase 1 of a mini-mill works project (rolling mill P1500), and its parent company, Kaiser Group International. Under the terms of the turnkey engineering and construction contract, a maximum of three performance tests were required to ensure that the mini-mill met contract mandated quality and quantity standards. Although the mini-mill failed the first performance tests, ICF contends the Czech Operating Subsidiary owes various costs incurred by ICF in relation to the construction of the mini-mill. The dispute has not been resolved and ICF has commenced legal action against the Czech Operating Subsidiary. Until recently, the primary legal venue for this matter has been the United States Bankruptcy Court for the District of Delaware, where Kaiser Group International is currently going through bankruptcy reorganisation. The Delaware bankruptcy court has previously ruled that Kaiser Group International, as opposed to ICF, could proceed with prosecution of its specific claims against the Czech Operating Subsidiary in the Delaware bankruptcy court venue. The Czech Operating Subsidiary appealed this ruling, and during the first quarter of 2004, the Delaware bankruptcy court's decision was overturned by the United States District Court for the District of Delaware, which ruled that the proceedings should be stayed pending the completion of international arbitration proceedings. On January 6, 2004, ICF filed arbitration claims against the Czech Operating Subsidiary in the amount of $51 with the International Court of Arbitration in Paris, with the earliest possible award ruling being issued sometime in 2005. The sum claimed was revised to $67 in November 2004 to include interest and additional costs. The Company vigorously disputes this claim and has submitted a $50 counterclaim against ICF in these same arbitration proceedings. At December 31, 2004, the Company has provided for a reserve of $34 with respect to this matter, a sum equal to the amount the Czech Operating Subsidiary withdrew from the performance letter of credit posted by ICF as well as retention fee payments claimed by ICF. As the Company cannot estimate the amount or range of any additional potential loss that may be incurred by the Czech Operating Subsidiary, no additional amount has been provided as of December 31, 2004.

During 2001, a complaint was brought against the South African Operating Subsidiary alleging certain violations of the South African Government Export Incentive Scheme. The claim asks for damages in the amount of $20, plus interest. There has been no activity with respect to this matter since 2001. As a result, the Company cannot determine the outcome of this matter or estimate the amount or range of potential loss that may be incurred by the South African Operating Subsidiary. Therefore, no amount has been provided for their potential claim as of December 31, 2004.

The South African Operating Subsidiary is involved in a dispute with Harmony Gold, Cadac (Pty) Ltd., Barnes Group of Companies and others alleging that the South African Operating Subsidiary is in violation of the Competition Act. Any adverse decision by the Competition Commission or Competition Tribunal in the Republic of South Africa would impact the pricing formulas used by the South African Operating Subsidiary. As the Company cannot determine the outcome of this matter or estimate the amount or range of potential loss that may be incurred by the South African Operating Subsidiary, no amount has been provided at December 31, 2004.

The Company does not believe that, as of December 31, 2004, any material matters exist relating to the fiscal matters in its country of incorporation and the countries where its Operating Subsidiaries conduct business, including the current pending or future governmental claims and demands, would require adjustment to the accompanying financial statements.

Notes to the Consolidated Financial Statements

NOTE 20: SEGMENT AND GEOGRAPHIC INFORMATION

The management considers the Company's steel operation to be a single business segment. As the Company has no operations in its home country of the Netherlands, all of its sales are considered to be foreign sales. Annual sales to any individual customer did not exceed 10% of total sales in any of the periods presented.

Information with respect to the Company's operations in different geographic areas is as follows:

	Americas	Europe	Rest of World	Others & Eliminations	Consolidated
Year ended December 31, 2002					
Sales	3,796	2,152	1,483	(351)	7,080
Operating income	141	64	476	21	702
Depreciation	162	34	70	–	266
Capital expenditures	81	54	130	–	265
Total assets as at December 31, 2002	**7,029**	**7,800**	**2,181**	**(9,101)**	**7,909**
Year ended December 31, 2003					
Sales	4,072	3,800	2,275	(580)	9,567
Operating income	136	317	707	139	1,299
Depreciation	165	116	84	(34)	331
Capital expenditures	142	131	222	(74)	421
Total assets as at December 31, 2003	**7,349**	**9,654**	**3,225**	**(10,091)**	**10,137**
Year ended December 31, 2004					
Sales	6,560	9,905	7,648	(1,916)	22,197
Operating income	1,583	1,965	2,399	199	6,146
Depreciation	185	297	212	(141)	553
Capital expenditures	130	289	560	(81)	898
Total assets as at December 31, 2004	**8,342**	**17,203**	**8,707**	**(15,099)**	**19,153**

Notes to the Consolidated Financial Statements

NOTE 20: SEGMENT AND GEOGRAPHIC INFORMATION

Information concerning certain countries was as follows:

	Sales for the Years Ended December 31			Long-lived Assets[1] as of December 31	
	2002	2003	2004	2003	2004
Americas					
United States	2,397	2,223	3,158	1,751	1,689
Mexico	668	872	1,509	467	472
Other	731	977	1,893	625	630
Total Americas	**3,796**	**4,072**	**6,560**	**2,843**	**2,791**
Europe					
Romania	899	1,216	2,087	263	360
Czech Republic	–	1,162	2,070	799	873
Poland	–	–	3,563	–	2,237
Other	1,253	1,422	2,185	312	724
Total Europe	**2,152**	**3,800**	**9,905**	**1,374**	**4,194**
Rest of World					
Kazakhstan	869	1,189	1,381	784	1,018
Other	614	1,086	6,267	333	2,190
Total Rest of World	**1,483**	**2,275**	**7,648**	**1,117**	**3,208**
Eliminations[2]	(351)	(580)	(1,916)	(680)	(2,631)
Total	**7,080**	**9,567**	**22,197**	**4,654**	**7,562**

[1] Consists of property, plant and equipment, net of accumulated depreciation

[2] Eliminations relate to inter-region

NOTE 21: FINANCIAL INFORMATION FOR ISSUER, SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

The senior notes issued by Ispat Europe will be jointly, severally, fully and unconditionally guaranteed on a senior basis by Mittal Steel, Mittal Steel Germany GmbH, Mittal Steel Hamburg, Mittal Steel Ruhrort and Mittal Steel Hochfeld GmbH. Presented below is condensed consolidating financial information for:

Mittal Steel on a parent company only basis;

Mittal Steel Europe, on a parent company only basis;

Mittal Steel Europe's guarantor subsidiaries, Mittal Steel Germany GmbH, Mittal Steel Hamburg, Mittal Steel Ruhrort and Mittal Steel Hochfeld GmbH on a combined basis;

Mittal Steel Europe's non-guarantor subsidiary, Mittal Steel Gandrange;

Mittal Steel Europe eliminations;

Mittal Steel Europe consolidated;

Mittal Steel's non-guarantor subsidiaries, on a combined basis;

Mittal Steel eliminations and

Mittal Steel and subsidiaries consolidated.

Ispat Europe has no business operation of its own. Accordingly, it can only pay dividends or distributions to the extent it is able to arrange a distribution from its subsidiaries, recognise gain from the sale of its assets or records share premium from the issuance of common shares. Ispat Europe's operating subsidiaries are subject to certain restrictions under the terms of certain of their debt agreements for paying dividends. As a result, $53 of Ispat Europe's retained earnings is free of restriction for the payment of dividends as at December 31, 2004.

NOTE 21: FINANCIAL INFORMATION FOR ISSUER, SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

Condensed consolidating statements of income for the year ended December 31, 2002

		Mittal Steel Europe-Issuer Subsidiary							
	Mittal Steel-Parent Company	Mittal Steel Europe-Parent Company	Mittal Steel Europe-Subsidiary Guarantors	Mittal Steel Europe-Non-Guarantor Subsidiary	Mittal Steel Europe-Eliminations	Mittal Steel Europe-Consolidated	Mittal Steel-Non-Guarantor Subsidiaries	Mittal Steel-Eliminations	Mittal Steel-Consolidated
Net sales	–	–	688	574	(43)	1,219	6,296	(435)	7,080
Costs and expenses:									
Cost of sales (exclusive of depreciation shown separately below)	4	2	609	530	(36)	1,105	5,050	(407)	5,752
Depreciation	–	–	7	7	–	14	252	–	266
Selling, general and administrative	7	2	35	39	(7)	69	228	(6)	298
Other operating expense	–	–	–	–	–	–	62	–	62
Operating income	(11)	(4)	37	(2)	–	31	704	(22)	702
Other income (expense) - net	-	-	3	–	–	3	36	(7)	32
Equity in earnings of subsidiaries	605	26	–	–	(26)	–	111	(605)	111
Financing costs:									
Net interest income (expense)	1	(16)	(1)	(1)	–	(18)	(204)	(1)	(222)
Net gain (loss) from foreign exchange	–	–	–	(1)	–	(1)	19	(3)	15
Income before taxes and minority interest	595	6	39	(4)	(26)	15	666	(638)	638
Income tax (benefit) expense:									
Current	–	–	3	2	–	5	59	–	64
Deferred	–	-	4	–	–	4	(36)	–	(32)
Net income (loss) before minority interest	595	6	32	(6)	(26)	6	643	(638)	606
Minority interest-	–	–	–	–	–	–	(11)	–	(11)
Net income (loss)	595	6	32	(6)	(26)	6	632	(638)	595

Condensed consolidating statements of comprehensive income for the year ended December 31, 2002

		Mittal Steel Europe-Issuer Subsidiary							
	Mittal Steel-Parent Company	Mittal Steel Europe-Parent Company	Mittal Steel Europe-Subsidiary Guarantors	Mittal Steel Europe-Non-Guarantor Subsidiary	Mittal Steel Europe-Eliminations	Mittal Steel Europe-Consolidated	Mittal Steel-Non-Guarantor Subsidiaries	Mittal Steel-Eliminations	Mittal Steel-Consolidated
Net income	595	6	32	(6)	(26)	6	632	(638)	595
Other comprehensive income (loss)	–	(28)	30	10	–	12	(279)	4	(263)
Comprehensive income	595	(22)	62	4	(26)	18	353	(634)	332

NOTE 21: FINANCIAL INFORMATION FOR ISSUER, SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

Condensed consolidating statements of cash flows for the year ended December 31, 2002

		Mittal Steel Europe-Issuer Subsidiary							
	Mittal Steel-Parent Company	Mittal Steel Europe-Parent Company	Mittal Steel Europe-Subsidiary Guarantors	Mittal Steel Europe-Non-Guarantor Subsidiary	Mittal Steel Europe-Eliminations	Mittal Steel Europe-Consolidated	Mittal Steel-Non-Guarantor Subsidiaries	Mittal Steel-Eliminations	Mittal Steel-Consolidated
Net cash provided by operating activities	640	16	10	19	(3)	42	418	(561)	539
Investing activities:									
Purchases of property, plant and equipment	–	–	(10)	(15)	–	(25)	(240)	–	(265)
Proceeds from sale of investment including affiliates and joint ventures	–	–	–	–	–	–	35	–	35
Investment in affiliates and joint ventures	(644)	–	–	–	–	–	(166)	672	(138)
Other	–	–	–	1	3	4	5	(1)	8
Net cash provided (used) by investing activities	**(644)**	**–**	**(10)**	**(14)**	**3**	**(21)**	**(366)**	**671**	**(360)**
Financing activities:									
Proceeds from payable to banks	–	–	3	17	–	20	2,380	–	2,400
Proceeds from long-term debt	–	3	–	–	–	3	181	–	184
Proceeds from long-term debt payable to affiliated	–	–	–	–	–	–	62	(30)	32
Payments of payable to banks	–	–	–	(17)	–	(17)	(2,343)	–	(2,360)
Payments of long-term debt payable to unrelated parties	–	(12)	–	–	–	(12)	(232)	–	(244)
Payments of long-term debt payable to affiliated	–	(7)	–	–	–	(7)	(7)	14	–
Purchase of treasury stock	(1)	–	–	–	–	–	–	–	(1)
Sale of treasury stock	5	–	–	–	–	–	–	–	5
Dividends	–	–	–	–	–	–	(2)	2	–
Issue of share capital – net	–	–	–	–	–	–	88	(88)	–
Net cash used by financing activities	4	(16)	3	–	–	(13)	127	(102)	16
Net increase (decrease) in cash and cash equivalents	–	–	3	5	–	8	179	8	195
Effect of exchange rate changes on cash	–	–	1	3	–	4	9	(8)	5
Cash and cash equivalents:									
At the beginning of the year	–	–	17	4	–	21	174	–	195
At the end of the year	–	–	21	12	–	33	362	–	395

NOTE 21: FINANCIAL INFORMATION FOR ISSUER, SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

Condensed consolidating balance sheets as of December 31, 2003

		Mittal Steel Europe-Issuer Subsidiary							
	Mittal Steel-Parent Company	Mittal Steel Europe-Parent Company	Mittal Steel Europe-Subsidiary Guarantors	Mittal Steel Europe-Non-Guarantor Subsidiary	Mittal Steel Europe-Eliminations	Mittal Steel Europe-Consolidated	Mittal Steel-Non-Guarantor Subsidiaries	Mittal Steel-Eliminations	Mittal Steel-Consolidated
ASSETS									
Current assets:									
Cash and cash equivalents	1	–	19	19	–	38	721	–	760
Restricted cash	–						140		140
Trade accounts receivable	–	–	76	76	–	152	737	–	889
Inventories	–	–	113	149	–	262	1,333	(8)	1,587
Other current assets	130	40	201	572	(760)	53	2,389	(2,265)	307
Total current assets	131	40	409	816	(760)	505	5,320	(2,273)	3,683
Property, plant and equipment – net	–	–	140	107	–	247	4,407	–	4,654
Investments in affiliates	2,806	326	81	145	(540)	12	955	(2,806)	967
Other assets	4	5	20	2	–	27	844	(42)	833
Total assets	**2,941**	**371**	**650**	**1,070**	**(1,300)**	**791**	**11,526**	**(5,121)**	**10,137**
LIABILITIES AND SHAREHOLDERS' EQUITY									
Current liabilities:									
Payable to banks and current portion of long-term debt	–	4	9	41	–	54	726	–	780
Trade accounts payable	–	–	101	106	–	207	808	–	1,015
Accrued expenses and other current liabilities	360	60	117	235	(239)	173	1,073	(782)	824
Total current liabilities	360	64	227	382	(239)	434	2,607	(782)	2,619
Long-term debt	–	134	–	15	(13)	136	1,976	81	2,193
Deferred employee benefits	–	–	38	58	–	96	1,837	–	1,933
Other long-term obligations	20	–	30	15	–	45	525	(20)	570
Total liabilities	380	198	295	470	(252)	711	6,945	(721)	7,315
Minority interest							261	–	261
Shareholders' equity	2,561	173	355	600	(1,048)	80	4,320	(4,400)	2,561
Total liabilities and shareholders' equity	**2,941**	**371**	**650**	**1,070**	**(1,300)**	**791**	**11,526**	**(5,121)**	**10,137**

Notes to the Consolidated Financial Statements

NOTE 21: FINANCIAL INFORMATION FOR ISSUER, SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

Condensed consolidating statements of income for the year ended December 31, 2003

		Mittal Steel Europe-Issuer Subsidiary							
	Mittal Steel-Parent Company	Mittal Steel Europe-Parent Company	Mittal Steel Europe-Subsidiary Guarantors	Mittal Steel Europe-Non-Guarantor Subsidiary	Mittal Steel Europe-Eliminations	Mittal Steel Europe-Consolidated	Mittal Steel-Non-Guarantor Subsidiaries	Mittal Steel-Eliminations	Mittal Steel-Consolidated
Net sales	–	–	799	634	(50)	1,383	8,426	(242)	9,567
Costs and expenses:									
Cost of sales (exclusive of depreciation shown separately below)	–	(2)	700	606	(39)	1,265	6,528	(225)	7,568
Depreciation	–	–	7	10	–	17	314	–	331
Selling, general and administrative	14	1	40	44	(10)	75	291	(11)	369
Other operating expense	–	–	–	–	–	–	–	–	–
Operating income	(14)	1	52	(26)	(1)	26	1,293	(6)	1,299
Other income (expense) – net	18	(1)	6	(1)	–	4	62	(14)	70
Equity in earnings of subsidiaries	1,188	13	–	–	(13)	–	162	(1,188)	162
Financing costs:									
Net interest income (expense)	(10)	(15)	(1)	(2)	–	(18)	(147)	–	(175)
Net gain (loss) from foreign exchange	–	–	–	–	–	–	44	–	44
Income before taxes, minority interest and cumulative effect of change in accounting principle	1,182	(2)	57	(29)	(14)	12	1,414	(1,208)	1,400
Income tax (benefit) expense:									
Current	–	–	5	2	–	7	36	–	43
Deferred	–	–	10	–	–	10	131	–	141
Net income (loss) before minority interest and cumulative effect of change in accounting principle	1,182	(2)	42	(31)	(14)	(5)	1,247	(1,208)	1,216
Minority interest	–	–	–	–	–	–	(35)	–	(35)
Cumulative effect of change in accounting principle	–	–	3	–	–	3	(2)	–	1
Net income (loss)	1,182	(2)	45	(31)	(14)	(2)	1,210	(1,208)	1,182

Condensed consolidating statements of comprehensive income for the year ended December 31, 2003

		Mittal Steel Europe-Issuer Subsidiary							
	Mittal Steel-Parent Company	Mittal Steel Europe-Parent Company	Mittal Steel Europe-Subsidiary Guarantors	Mittal Steel Europe-Non-Guarantor Subsidiary	Mittal Steel Europe-Eliminations	Mittal Steel Europe-Consolidated	Mittal Steel-Non-Guarantor Subsidiaries	Mittal Steel-Eliminations	Mittal Steel-Consolidated
Net income	1,182	(2)	45	(31)	(14)	(2)	1,210	(1,208)	1,182
Other comprehensive income (loss)	–	5	35	18	–	58	51	–	109
Comprehensive income	1,182	3	80	(13)	(14)	56	1,261	(1,208)	1,291

Notes to the Consolidated Financial Statements

NOTE 21: FINANCIAL INFORMATION FOR ISSUER, SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

Condensed consolidating statements of cash flows for the year ended December 31, 2003

		Mittal Steel Europe-Issuer Subsidiary							
	Mittal Steel-Parent Company	Mittal Steel Europe-Parent Company	Mittal Steel Europe-Subsidiary Guarantors	Mittal Steel Europe-Non-Guarantor Subsidiary	Mittal Steel Europe-Eliminations	Mittal Steel Europe-Consolidated	Mittal Steel-Non-Guarantor Subsidiaries	Mittal Steel-Eliminations	Mittal Steel-Consolidated
Net cash provided by operating activities	1,054	(57)	144	15	(59)	43	1,433	1,092	1,438
Investing activities:									
Purchases of property, plant and equipment	–	–	(16)	(6)	–	(22)	(399)	–	(421)
Proceeds from sale of investment including affiliates and joint ventures	–	–	–	–	–	–	5	–	5
Restricted cash							(118)		(118)
Investment in affiliates and joint ventures	(1,116)	41	-	1	(42)	-	(289)	1,125	(280)
Net cash provided (used) by investing activities	(1,116)	41	(16)	(5)	(42)	(22)	(801)	1,125	(814)
Financing activities:									
Proceeds from payable to banks	–	–	–	22	–	22	3,624	–	3,646
Proceeds from long-term debt	71	–	–	2	–	2	73	(94)	52
Proceeds from long-term debt payable to affiliated	–	–	24	–	(24)	–	60	34	94
Payments of payable to banks	–	–	(8)	(14)	-	(22)	(3,614)	–	(3,636)
Payments of long-term debt payable to unrelated parties	–	(15)	–	(1)	–	(16)	(210)	–	(226)
Payments of long-term debt payable to affiliated	-	(4)	(141)	(15)	160	–	(54)	14	(40)
Purchase of treasury stock	(8)	–	–	–	–	–	–	–	(8)
Capital contribution	–	–	(4)	–	–	(4)	–	4	-
Dividends	–	–	–	–	–	–	(203)	39	(164)
Issue of share capital – net	–	–	–	–	–	–	28	(28)	–
Net cash used by financing activities	63	(19)	(129)	(6)	136	(18)	(296)	(31)	(282)
Net increase (decrease) in cash and cash equivalents	1	(35)	(1)	4	35	3	336	2	342
Effect of exchange rate changes on cash	–	35	(1)	3	(35)	2	23	(2)	23
Cash and cash equivalents:									
At the beginning of the year	–	–	21	12	–	33	362	–	395
At the end of the year	1	–	19	19	–	38	721	–	760

NOTE 21: FINANCIAL INFORMATION FOR ISSUER, SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

Condensed consolidating statements of income for the year ended December 31, 2004

		Mittal Steel Europe-Issuer Subsidiary							
	Mittal Steel-Parent Company	Mittal Steel Europe-Parent Company	Mittal Steel Europe-Subsidiary Guarantors	Mittal Steel Europe-Non-Guarantor Subsidiary	Mittal Steel Europe-Eliminations	Mittal Steel Europe-Consolidated	Mittal Steel-Non-Guarantor Subsidiaries	Mittal Steel-Eliminations	Mittal Steel-Consolidated
Net sales	–	37	1,275	928	(124)	2,116	20,262	(181)	22,197
Costs and expenses:									
Cost of sales (exclusive of depreciation shown separately below)	–	14	1,011	843	(103)	1,765	13,065	(136)	14,694
Depreciation	–	–	10	10	–	20	533	–	553
Selling, general and administrative	38	12	49	40	(21)	80	727	(41)	804
Other operating expense	–	–	–	–	–	–	–	–	–
Operating income	(38)	11	205	35	–	251	5,937	(4)	6,146
Other income (expense) – net	24	(7)	5	(1)	–	(3)	(263)	370	128
Equity in earnings of subsidiaries	4,720	–	–	–	–	–	66	(4,720)	66
Financing costs:									
Net interest income (expense)	(5)	(15)	(3)	(1)	–	(19)	(165)	2	(187)
Net gain (loss) from foreign exchange	–	–	–	–	–	–	(40)	20	(20)
Income before taxes and minority interest	4,701	(11)	207	33	–	229	5,535	(4,332)	6,133
Income tax (benefit) expense:									
Current	–	1	64	–	–	65	666	–	731
Deferred	–	–	13	(20)	–	(7)	90	3	86
Income before minority interest	–	(12)	130	53	–	171	4,779	(4,335)	5,316
Minority interest	–	–	–	–	–	–	(615)	–	(615)
Net income	4,701	(12)	130	53	–	171	4,164	(4,335)	4,701

Condensed consolidating statements of comprehensive income for the year ended December 31, 2004

		Mittal Steel Europe-Issuer Subsidiary							
	Mittal Steel-Parent Company	Mittal Steel Europe-Parent Company	Mittal Steel Europe-Subsidiary Guarantors	Mittal Steel Europe-Non-Guarantor Subsidiary	Mittal Steel Europe-Eliminations	Mittal Steel Europe-Consolidated	Mittal Steel-Non-Guarantor Subsidiaries	Mittal Steel-Eliminations	Mittal Steel-Consolidated
Net income	4,701	(12)	130	53	–	171	4,164	(4,335)	4,701
Other comprehensive income (loss)	33	(12)	45	(7)	–	26	1,056	(101)	1,014
Comprehensive income	4,734	(24)	175	46	–	197	5,220	(4,436)	5,715

Notes to the Consolidated Financial Statements

NOTE 21: FINANCIAL INFORMATION FOR ISSUER, SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

Condensed consolidating balance sheets as of December 31, 2004

		Mittal Steel Europe-Issuer Subsidiary							
	Mittal Steel-Parent Company	Mittal Steel Europe-Parent Company	Mittal Steel Europe-Subsidiary Guarantors	Mittal Steel Europe-Non-Guarantor Subsidiary	Mittal Steel Europe-Eliminations	Mittal Steel Europe-Consolidated	Mittal Steel-Non-Guarantor Subsidiaries	Mittal Steel-Eliminations	Mittal Steel-Consolidated
ASSETS									
Current assets:									
Cash and cash equivalents including short-term investments	12	2	18	11	–	31	2,449	4	2,496
Restricted cash	–	–	–	–	–	–	138	–	138
Trade accounts receivable	–	7	208	117	–	332	1,679	(5)	2,006
Inventories	–	3	147	233	–	383	3,670	(40)	4,013
Other current assets	522	55	288	794	(1,024)	113	1,991	(1,654)	972
Total current assets	534	67	661	1,155	(1,024)	859	9,927	(1,695)	9,625
Property, plant and equipment – net	–	–	151	111	–	262	7,300	–	7,562
Investments in affiliates	6,248	298	15	565	(863)	15	10,286	(15,882)	667
Other assets	29	1	13	2	–	16	1,273	(19)	1,299
Total assets	**6,811**	**366**	**840**	**1,833**	**(1,887)**	**1,152**	**28,786**	**(17,596)**	**19,153**
LIABILITIES AND SHAREHOLDERS' EQUITY									
Current liabilities:									
Payable to banks and current portion of long-term debt	–	4	8	29	–	41	300	–	341
Trade accounts payable	–	5	138	169	–	312	1,587	–	1,899
Accrued expenses and other current liabilities	965	132	285	284	(457)	244	4352	(1,571)	3,990
Total current liabilities	965	141	431	482	(457)	597	6,239	(1,571)	6,230
Long-term debt	–	96	–	14	(13)	97	1,725	(183)	1,639
Deferred employee benefits	–	–	44	64	–	108	1,823	–	1,931
Other long-term obligations	–	–	35	10	–	45	1,719	–	1,764
Total liabilities	**965**	**237**	**510**	**570**	**(470)**	**847**	**11,506**	**(1,754)**	**11,564**
Minority interest							1,743	–	1,743
Shareholders' equity	5,846	129	330	1,263	(1,417)	305	15,537	(15,842)	5,846
Total liabilities and shareholders' equity	**6,811**	**366**	**840**	**1,833**	**(1,887)**	**1,152**	**28,786**	**(17,596)**	**19,153**

NOTE 21: FINANCIAL INFORMATION FOR ISSUER, SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

Condensed consolidating statements of cash flows for the year ended December 31, 2004

		Mittal Steel Europe-Issuer Subsidiary							
	Mittal Steel-Parent Company	Mittal Steel Europe-Parent Company	Mittal Steel Europe-Subsidiary Guarantors	Mittal Steel Europe-Non-Guarantor Subsidiary	Mittal Steel Europe-Eliminations	Mittal Steel Europe-Consolidated	Mittal Steel-Non-Guarantor Subsidiaries	Mittal Steel-Eliminations	Mittal Steel-Consolidated
Net cash provided by operating activities	232	(21)	150	493	(615)	7	4,678	(306)	4,611
Investing activities:									
Purchases of property, plant and equipment	–	–	(9)	(7)	–	(16)	(882)	–	(898)
Proceeds from sale of investment including affiliates and joint ventures	–	–	–	–	–	–	83	–	83
Investment in affiliates and joint ventures	(93)	28	82	133	–	243	(4,930)	4,814	34
Other	–	3	1	–	–	4	285	(309)	(20)
Net cash provided-(used) by investing activities	(93)	31	74	126	–	231	(5,444)	4,505	(801)
Financing activities:									
Proceeds from payable to banks	–	4	(2)	5	–	7	2,251	–	2,258
Proceeds from long-term debt	–	–	–	–	–	–	1,185	–	1,185
Proceeds from long-term debt payable to affiliated	30	38	13	–	–	51	91	(96)	76
Payments of payable to banks	–	–	–	(16)	–	(16)	(2,722)	–	(2,738)
Payments of long-term debt payable to unrelated parties	–	–	–	–	–	–	(2,127)	–	(2,127)
Payments of long-term debt payable to affiliated	(113)	(49)	(241)	(1)	–	(291)	(351)	580	(175)
Purchase of treasury stock	(54)	–	–	–	–	–	–	–	(54)
Sale of treasury stock	19	–	–	–	–	–	–	–	19
Dividends	–	(1)	–	–	–	(1)	(1,066)	304	(763)
Capital contribution	(10)	–	–	(615)	615	–	4,993	(4,993)	(10)
Net cash used by financing activities	(128)	(8)	(230)	(627)	615	(250)	2,254	(4,205)	(2,329)
Net increase (decrease) in cash and cash equivalents	11	2	(6)	(8)	–	(12)	1,488	(6)	1,481
Effect of exchange rate changes on cash	–	–	5	1	–	6	248	–	254
Cash and cash equivalents:									
At the beginning of the year	1	–	19	18	–	37	720	2	760
At the end of the year	12	2	18	11	–	31	2,456	(4)	2,495

NOTE 22: FINANCIAL INFORMATION FOR ISSUER, SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES OF THE PROPOSED OFFERING

On March 9, 2004, Ispat Inland Inc. announced that an affiliate will offer $800 of senior secured notes through a private placement, subject to market and other conditions. The proceeds from the offering by Ispat Inland ULC, a newly created finance subsidiary, are expected to be used to repay existing debt. The notes will be secured by a pledge of $800 of Ispat Inland Inc.'s first mortgage bonds, and will be jointly, severally, fully and unconditionally guaranteed by Ispat Inland Inc., certain of its existing and future domestic subsidiaries, Mittal Steel, and Ispat Inland LP, a limited purpose finance subsidiary.

Presented below is condensed consolidating financial information as required by Rule 3-10 of Regulation S-X related to this proposed offering for the following:

Mittal Steel on a parent company only basis;

Ispat Inland ULC, a newly formed limited purpose finance subsidiary, the proposed issuer;

Ispat Inland Inc. and its guarantor subsidiaries and Ispat Inland LP on a combined basis;

Mittal Steel's non-guarantor subsidiaries on a combined basis;

Mittal Steel eliminations and

Mittal Steel and subsidiaries consolidated

Condensed consolidating statements of income for the year ended December 31, 2002

					Ispat Inland-Issuer Subsidiary				
	Mittal Steel-Parent Company	Ispat Inland-Guarantor Subsidiaries	Ispat Inland-Non-Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland-Consolidated	Ispat Inland-LP	Mittal Steel-Non-Guarantor Subsidiaries	Mittal Steel-Eliminations	Mittal Steel-Consolidated
Net sales	–	1,836	2,300	(1,832)	2,304	–	5,360	(584)	7,080
Costs and expenses:									
Cost of sales (exclusive of depreciation shown separately below)	4	1,967	1,947	(1,832)	2,082	–	4,210	(544)	5,752
Depreciation	–	99		–	99	–	167	–	266
Selling, general and administrative	7	31	1	–	32	–	281	(22)	298
Other operating expense	–	–	62	–	62	–	–	–	62
Operating income	(11)	(261)	290	–	29	–	702	(18)	702
Other income (expense) – net	–	20	14	–	34	1	8	(11)	32
Equity in earnings of subsidiaries	605	–	–	–	–	–	111	(605)	111
Financing costs:									
Net interest income (expense)	1	(57)	(20)	–	(77)	(9)	(137)	–	(222)
Net gain (loss) from foreign exchange	–	–	–	–	–	–	73	(58)	15
Income before taxes and minority interest	595	(298)	284	–	(14)	(8)	757	(692)	638
Income tax (benefit) expense:									
Current	–	(47)	45	–	(2)	(1)	67	–	64
Deferred	–	(44)	39	–	(5)	(2)	(25)	–	(32)
Net income (loss) before minority interest	595	(207)	200	–	(7)	(5)	715	(692)	606
Minority interest	–	–	–	–	–	–	(11)	–	(11)
Net income/(loss)	595	(207)	200	–	(7)	(5)	704	(692)	595

Notes to the Consolidated Financial Statements

NOTE 22: FINANCIAL INFORMATION FOR ISSUER, SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES OF THE PROPOSED OFFERING

Condensed consolidating statements of comprehensive income for the year ended December 31, 2002

		Ispat Inland-Issuer Subsidiary							
	Mittal Steel-Parent Company	Ispat Inland-Guarantor Subsidiaries	Ispat Inland-Non-Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland-Consolidated	Ispat Inland-LP	Mittal Steel-Non-Guarantor Subsidiaries	Mittal Steel-Eliminations	Mittal Steel-Consolidated
Net income (loss)	595	(207)	200	–	(7)	(5)	704	(692)	595
Other comprehensive income (loss)	–	(249)	(2)	–	(251)	–	(14)	2	(263)
Comprehensive income	595	(456)	198	–	(258)	(5)	690	(690)	(332)

Condensed consolidating statements of cash flows for the year ended December 31, 2002

		Ispat Inland-Issuer Subsidiary							
	Mittal Steel-Parent Company	Ispat Inland-Guarantor Subsidiaries	Ispat Inland-Non-Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland-Consolidated	Ispat Inland-LP	Mittal Steel-Non-Guarantor Subsidiaries	Mittal Steel-Eliminations	Mittal Steel-Consolidated
Net cash provided by operating activities	640	136	(115)	–	21	(5)	461	(578)	539
Investing activities:									
Purchases of property, plant and equipment	–	(52)	–	–	(52)	–	(213)	–	(265)
Proceeds from sale of assets and investment including affiliates and joint ventures	–	–	–	–	–	–	35	–	35
Restricted cash	–	–	–	–	–	–	8	–	8
Investment in affiliates and joint ventures	(644)	(46)	57	–	11	–	(195)	690	(138)
Other investing activities	–	–	–	–	–	–	–	–	–
Net cash provided (used) by investing activities	(644)	(98)	57	–	(41)	–	(365)	690	(360)
Financing activities:									
Proceeds from payable to banks	–	–	2,242	–	2,242	–	158	–	2,400
Proceeds from long-term debt	–	–	–	–	–	3	181	–	184
Proceeds from long-term debt payable to affiliated	–	2	–	–	2	7	30	(7)	32
Payments of payable to banks	–	(15)	(2,198)	–	(2,213)	–	(147)	–	(2,360)
Payments of long-term debt payable to unrelated parties	–	(20)	–	–	(20)	(7)	(221)	4	(244)
Payments of long-term debt payable to affiliated	–	(3)	–	–	(3)	–	(13)	16	–
Purchase of treasury stock	(1)	–	–	–	–	–	–	–	(1)
Sale of treasury stock	5	–	–	–	–	–	–	–	5
Capital contribution	–	–	–	–	–	–	83	(83)	–
Dividends	–	(2)	–	–	(2)	–	38	(36)	–
Issue of share capital - net	–	–	–	–	–	–	6	(6)	–
Net cash used by financing activities	4	(38)	44	–	6	3	115	(112)	16
Net increase (decrease) in cash and cash equivalents	–	–	(14)	–	(14)	(2)	211	–	195
Effect of exchange rate changes - cash	–	–	–	–	–	–	5	–	5
Cash and cash equivalents:									
At the beginning of the year	–	2	22	–	24	3	168	–	195
At the end of the year	–	2	8	–	10	1	384	–	395

Notes to the Consolidated Financial Statements

NOTE 22: FINANCIAL INFORMATION FOR ISSUER, SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES OF THE PROPOSED OFFERING

Condensed consolidating statements of income for the year ended December 31, 2003

		Ispat Inland-Issuer Subsidiary							
	Mittal Steel-Parent Company	Ispat Inland-Guarantor Subsidiaries	Ispat Inland-Non-Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland-Consolidated	Ispat Inland-LP	Mittal Steel-Non-Guarantor Subsidiaries	Mittal Steel-Eliminations	Mittal Steel-Consolidated
Net sales	–	2,107	548	(432)	2,223	–	7,741	(397)	9,567
Costs and expenses:									
Cost of sales (exclusive of depreciation shown separately below)	–	2,092	443	(432)	2,103	–	5,830	(365)	7,568
Depreciation	–	97		–	97	–	234	–	331
Selling, general and administrative	14	32	1	–	33	–	354	(32)	369
Other operating expense	–	–	–	–	–	–	–	–	–
Operating income	(14)	(114)	104	–	(10)	–	1,323	–	1,299
Other income (expense) - net	18	1	13	–	14	7	52	(21)	70
Equity in earnings of subsidiaries	1,188	–	–	–	–	–	162	(1,188)	162
Financing costs:									
Net interest income (expense)	(10)	(64)	(6)	–	(70)	3	(98)	–	(175)
Net gain (loss) from foreign exchange	–	–	–	–	–	–	97	(53)	44
Income before taxes	1,182	(177)	111	–	(66)	10	1,536	(1,262)	1,400
Income tax (benefit) expense:									
Current	–	9	2	–	11	(1)	33	–	43
Deferred	–	(46)	20	–	(26)	5	179	(17)	141
Net income (loss) before minority interest, income from equity method investments and cumulative effect of change in accounting principle	1,182	(140)	89	–	(51)	6	1,324	(1,245)	1,216
Minority interest	–	–	–	–	–	–	(35)	–	(35)
Cumulative effect of change in accounting principle	–	(2)	–	–	(2)	–	3	–	1
Net income (loss)	1,182	(142)	89	–	(53)	6	1,292	(1,245)	1,182

Condensed consolidating statements of comprehensive income for the year ended December 31, 2003

		Ispat Inland-Issuer Subsidiary							
	Mittal Steel-Parent Company	Ispat Inland-Guarantor Subsidiaries	Ispat Inland-Non-Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland-Consolidated	Ispat Inland-LP	Mittal Steel-Non-Guarantor Subsidiaries	Mittal Steel-Eliminations	Mittal Steel-Consolidated
Net income	1,182	(142)	89	–	(53)	6	1,292	(1,245)	1,182
Other comprehensive income (loss)	–	(79)	(2)	–	(81)	–	208	(18)	109
Comprehensive income	1,182	(221)	87	–	(134)	6	1,500	(1,263)	1,291

NOTE 22: FINANCIAL INFORMATION FOR ISSUER, SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES OF THE PROPOSED OFFERING

Condensed consolidating balance sheets as of December 31, 2003

		Ispat Inland-Issuer Subsidiary							
	Mittal Steel-Parent Company	Ispat Inland-Guarantor Subsidiaries	Ispat Inland-Non-Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland-Consolidated	Ispat Inland-LP	Mittal Steel-Non-Guarantor Subsidiaries	Mittal Steel-Eliminations	Mittal Steel-Consolidated
ASSETS									
Current assets:									
Cash and cash equivalents	1	2	11	–	13	–	744	2	760
Restricted cash	–	–	–	–	–	–	140	–	140
Trade accounts receivable	–	39	177	–	216	–	679	(6)	889
Inventories	–	372	–	–	372	–	1,224	(9)	1,587
Other current assets	130	(104)	137	–	33	7	2,527	(2,390)	307
Total current assets	131	309	325	–	634	7	5,314	(2,403)	3,683
Property, plant and equipment – net	–	1,751	–	–	1,751	–	2,903	–	4,654
Investments in affiliates	2,806	321	214	(321)	214	90	6,970	(9,113)	967
Other assets	4	533	4	–	537	657	331	(696)	833
Total assets	**2,941**	**2,914**	**543**	**(321)**	**3,136**	**754**	**15,518**	**(12,212)**	**10,137**
LIABILITIES AND SHAREHOLDERS' EQUITY									
Current liabilities:									
Payable to banks and current portion of long-term debt	–	118	150	–	268	7	511	(6)	780
Trade accounts payable	–	157	26	–	183	–	832	–	1,015
Accrued expenses and other current liabilities	360	271	3	–	274	–	1,227	(1,037)	824
Total current liabilities	360	546	179	–	725	7	2,570	(1,043)	2,619
Long-term debt	–	1,088	–	–	1,088	655	2,099	(1,649)	2,193
Shareholder loan	–	–	–	–	–	–	94	–	94
Deferred employee benefits	–	–	–	–	–	–	–	–	–
Other long-term obligations	20	1,707	3	–	1,710	6	674	(1)	2,409
Total liabilities	**380**	**3,341**	**182**	**–**	**3,523**	**668**	**5,437**	**(2,693)**	**7,315**
Minority interest	–	–	–	–	–	–	261	–	261
Shareholders' equity	2,561	(427)	361	(321)	(387)	86	9,820	(9,519)	2,561
Total liabilities and shareholders' equity	**2,941**	**2,914**	**543**	**(321)**	**3,136**	**754**	**15,518**	**(12,212)**	**10,137**

NOTE 22: FINANCIAL INFORMATION FOR ISSUER, SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES OF THE PROPOSED OFFERING

Condensed consolidating statements of cash flows for the year ended December 31, 2003

		Ispat Inland-Issuer Subsidiary							
	Mittal Steel-Parent Company	Ispat Inland-Guarantor Subsidiaries	Ispat Inland-Non-Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland-Consolidated	Ispat Inland-LP	Mittal Steel-Non-Guarantor Subsidiaries	Mittal Steel-Eliminations	Mittal Steel-Consolidated
Net cash provided by operating activities	1,054	61	(39)	–	22	13	1,561	(1,212)	1,438
Investing activities:									
Purchases of property, plant and equipment	–	(111)	–	–	(111)	–	(310)	–	(421)
Proceeds from sale of assets and investment including affiliates and joint ventures	–	–	–	–	–	–	5	–	5
Investment in affiliates and joint ventures	(1,116)	(98)	117	–	19	–	(287)	1,104	(280)
Restricted cash	–	–	–	–	–	–	(118)	–	(118)
Other investing activities	–	–	–	–	–	–	–	–	–
Net cash provided (used) by investing activities	(1,116)	(209)	117	–	(92)	–	(710)	1,104	(814)
Financing activities:									
Proceeds from payable to banks	–	973	2,429	–	3,402	–	229	15	3,646
Proceeds from long-term debt	71	25	–	–	25	–	66	(110)	52
Proceeds from long-term debt payable to affiliated	–	61	–	–	61	–	(149)	182	94
Payments of payable to banks	–	(886)	(2,504)	–	(3,390)	–	(246)	–	(3,636)
Payments of long-term debt payable to unrelated parties	–	–	–	–	–	(13)	(208)	(5)	(226)
Payments of long-term debt payable to affiliated	–	(9)	–	–	(9)	(1)	(43)	13	(40)
Purchase of treasury stock	(8)	–	–	–	–	–	–	–	(8)
Sale of treasury stock	–	–	–	–	–	–	–	–	–
Capital contribution	–	–	–	–	–	–	(4)	4	–
Dividends	–	(16)	–	–	(16)	–	(187)	39	(164)
Issue of share capital – net	–	–	–	–	–	–	28	(28)	–
Net cash used by financing activities	63	148	(75)	–	73	(14)	(514)	110	(282)
Net increase (decrease) in cash and cash equivalents	1	–	3	–	3	(1)	337	2	342
Effect of exchange rate changes -cash	–	–	–	–	–	–	23	–	23
Cash and cash equivalents:									
At the beginning of the year	–	2	8	–	10	1	384	–	395
At the end of the year	1	2	11	–	13	–	744	2	760

Notes to the Consolidated Financial Statements

NOTE 22: FINANCIAL INFORMATION FOR ISSUER, SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES OF THE PROPOSED OFFERING

Condensed consolidating statements of income for the year ended December 31, 2004

		Ispat Inland-Issuer Subsidiary							
	Mittal Steel-Parent Company	Ispat Inland-Guarantor Subsidiaries	Ispat Inland-Non-Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland-Consolidated	Ispat Inland-LP	Mittal Steel-Non-Guarantor Subsidiaries	Mittal Steel-Eliminations	Mittal Steel-Consolidated
Net sales	–	3,158	–	–	3,158	–	19,292	(253)	22,197
Costs and expenses:									
Cost of sales (exclusive of depreciation shown separately below)	–	2,563	(76)	–	2,487	–	12,417	(210)	14,694
Depreciation	–	101	–	–	101	10	442	–	553
Selling, general and administrative	38	39	–	–	39	–	767	(40)	804
Other operating expense	–	–	–	–	–	–	–	–	–
Operating income	(38)	455	76	–	531	(10)	5,666	(3)	6,146
Other income (expense) – net	24	(29)	16	–	(13)	13	418	(314)	128
Equity in earnings of subsidiaries	4,720	2	–	–	2	–	64	(4,720)	66
Financing costs:									
Net interest income (expense)	(5)	(101)	(7)	–	(108)	–	(74)	–	(187)
Net gain (loss) from foreign exchange	–	–	–	–	–	–	(40)	20	(20)
Income before taxes	4,701	327	85	–	412	3	6,034	(5,017)	6,133
Income tax (benefit) expense:									
Current	–	–	3	–	3	–	728	–	731
Deferred	–	150	–	–	150	(2)	(65)	3	86
Net income (loss) before minority interest and equity in earnings of subsidiaries	4,701	177	82	–	259	5	5,371	(5,020)	5,316
Minority interest	–	–	–	–	–	–	(615)	–	(615)
Net income (loss)	4,701	177	82	–	259	5	4,756	(5,020)	4,701

Condensed consolidating statements of comprehensive income for the year ended December 31, 2004

		Ispat Inland-Issuer Subsidiary							
	Mittal Steel-Parent Company	Ispat Inland-Guarantor Subsidiaries	Ispat Inland-Non-Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland-Consolidated	Ispat Inland-LP	Mittal Steel-Non-Guarantor Subsidiarie	Mittal Steel-Eliminations	Mittal Steel-Consolidated
Net income	4,701	177	82	–	259	5	4,756	(5,020)	4,701
Other comprehensive income (loss)	33	12	–	–	12	–	1,068	(99)	1,014
Comprehensive income	4,734	189	82	–	271	5	5,824	(5,119)	5,715

Notes to the Consolidated Financial Statements

NOTE 22: FINANCIAL INFORMATION FOR ISSUER, SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES OF THE PROPOSED OFFERING

Condensed consolidating balance sheets as of December 31, 2004

		Ispat Inland-Issuer Subsidiary							
	Mittal Steel-Parent Company	Ispat Inland-Guarantor Subsidiaries	Ispat Inland-Non-Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland-Consolidated	Ispat Inland-LP	Mittal Steel-Non-Guarantor Subsidiaries	Mittal Steel-Eliminations	Mittal Steel-Consolidated
ASSETS									
Current assets:									
Cash and cash equivalents	12	41	40	–	81	1	2,398	4	2,496
Restricted cash	–	–	–	–	–	–	138	–	138
Trade accounts receivable	–	77	200	–	277	–	1,734	(5)	2,006
Inventories	–	602	–	–	602	–	3,455	(44)	4,013
Other current assets	522	61	(26)	–	35	584	2,491	(2,660)	972
Total current assets	534	781	214	–	995	585	10,216	(2,705)	9,625
Property, plant and equipment – net	–	1,689	–	–	1,689	–	5,873	–	7,562
Investments in affiliates	6,248	364	231	(364)	231	90	11,477	(17,379)	667
Other assets	29	375	4	–	379	15	912	(36)	1,299
Total assets	**6,811**	**3,209**	**449**	**(364)**	**3,294**	**690**	**28,478**	**(20,120)**	**19,153**
LIABILITIES AND SHAREHOLDERS' EQUITY									
Current liabilities:									
Payable to banks and current portion of *long-term debt*	–	–	–	–	–	–	341	–	341
Trade accounts payable	–	202	33	–	235	–	1,664	–	1,899
Accrued expenses and other current liabilities	965	368	3	–	371	31	3,985	(1,362)	3,990
Total current liabilities	965	570	36	–	606	31	5,990	(1,362)	6,230
Long-term debt	–	1,013	–	–	1,013	569	1,001	(944)	1,639
Shareholder loan	–	–	–	–	–	–	–	–	–
Deferred employee benefits	–	1,508	–	–	1,508	–	423	–	1,931
Other long-term obligations	–	56	2	–	58	–	1,706	–	1,764
Total liabilities	**965**	**3,147**	**38**	**–**	**3,185**	**600**	**9,120**	**(2,306)**	**11564**
Minority interest	–	–	–	–	–	–	1,743	–	1,743
Shareholders' equity	5,846	62	411	(364)	109	90	17,615	(17,814)	5,846
Total liabilities and shareholders' equity	**6,811**	**3,209**	**449**	**(364)**	**3,294**	**690**	**28,478**	**(20,120)**	**19,153**

Notes to the Consolidated Financial Statements

NOTE 22: FINANCIAL INFORMATION FOR ISSUER, SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES OF THE PROPOSED OFFERING

Condensed consolidating statements of cash flows for the year ended December 31, 2004

		Ispat Inland-Issuer Subsidiary							
	Mittal Steel-Parent Company	Ispat Inland-Guarantor Subsidiaries	Ispat Inland-Non-Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland-Consolidated	Ispat Inland-LP	Mittal Steel-Non-Guarantor Subsidiaries	Mittal Steel-Eliminations	Mittal Steel-Consolidated
Net cash provided by operating activities	232	47	173	–	220	(9)	5,089	(921)	4,611
Investing activities:									
Purchases of property, plant and equipment	–	(40)	–	–	(40)	–	(858)	–	(898)
Proceeds from sale of assets and investment including affiliates and joint ventures	–	1	–	–	1	–	82	–	83
Investment in affiliates and joint ventures	(93)	36	5	–	41	–	(4,728)	4,814	34
Restricted cash	–	–	–	–	–	–	2	–	2
Other investing activities	–	–	–	–	–	227	60	(309)	(22)
Net cash provided (used) by investing activities	(93)	(3)	5	–	2	227	(5,442)	4,505	(801)
Financing activities:									
Proceeds from payable to banks	–	397	1,697	–	2,094	–	164	–	2,258
Proceeds from long-term debt	–	795	–	–	795	–	390	–	1,185
Proceeds from long-term debt payable to affiliated	30	(10)	-	-	(10)	10	142	(96)	76
Payments of payable to banks	–	(485)	(1,847)	–	(2,332)	–	(406)	–	(2,738)
Payments of long-term debt payable to unrelated parties	–	(15)	–	–	(15)	(227)	(1,885)	–	(2,127)
Payments of long-term debt payable to affiliated	(113)	(911)	–	–	(911)	–	269	580	(175)
Purchase of treasury stock	(54)	–	–	–	–	–	–	–	(54)
Sale of treasury stock	19	–	–	–	–	–	–	–	19
Capital contribution	(10)	256	–	–	256	–	4,122	(4,378)	(10)
Dividends	–	(31)	–	–	(31)	–	(1,036)	304	(763)
Issue of share capital - net	–	–	–	–	–	–	–	–	–
Net cash used by financing activities	(128)	(4)	(150)	–	(154)	(217)	1,760	(3,590)	(2,329)
Net increase (decrease) in cash and cash equivalents	11	40	28	–	68	1	1,407	(6)	1,481
Effect of exchange rate changes -cash	–	–	–	–	–	–	254	–	254
Cash and cash equivalents:									
At the beginning of the year	1	2	11	–	13	–	746	–	760
At the end of the year	12	42	39	–	81	1	2,407	(6)	2,495

Notes to the Consolidated Financial Statements

NOTE 23: SECURITISATION AND FACTORING OF RECEIVABLES

Certain subsidiaries of the Company had securitisation facilities under an agreement to sell interest in pools of the Company's trade receivables on a non-recourse basis. Participation interests in new receivables were sold, as collections reduce previously sold accounts. The proceeds from the sale of trade accounts receivables are included in the cash flows from operating activities in the Consolidated Statements of Cash Flows. The initial payment can go up to a maximum of 85% of recorded amounts for the receivables sold. The deferred proceeds outstanding amounted to $nil and $nil at December 31, 2003 and 2004 respectively. Gross receivables sold were $60, $nil and $nil at December 31, 2002, 2003 and 2004 respectively. These securitisation facilities were discontinued in 2003.

Additionally, some of our subsidiaries have entered into Factoring Agreements with certain banks/financial institutions under which they are entitled to sell eligible accounts receivables from the customers up to an agreed limit. The bank/financial institution buys these receivables without recourse to the seller. Payments for sale of these receivables are received in two instalments. The first instalment ranging between 90% to 95% of the receivables sold (up to a maximum of $284) is made available immediately on sale of the receivables. The deferred proceeds outstanding and availability amounted to $34 and $167 at December 31, 2003 and 2004 respectively. Gross receivables sold were $196 and $342 at December 31, 2003 and 2004 respectively. The balance portion of the purchase price is held back towards factoring commission, interest charges and any possible bonus or discounts till the receivables are collected from the customer by the Factoring agent. The proceeds from the sale of trade accounts receivables are included in the cash flows from operating activities in the Consolidated Statements of Cash Flows.

The receivables are sold at a discount that is included in selling, general and administrative expenses in the consolidated statements of income and amounted $5, $5 and $7 for 2002, 2003 and 2004 respectively.

Securitisation

	2002	2003	**2004**
Proceeds from trade receivables sold	487	30	–
Nominal of trade receivables sold	498	30	–
Other interest	3	–	–
Deferred payments on balance sheet	10	–	–

Factoring

	2002	2003	**2004**
Proceeds from trade receivables sold under factoring agreement	208	943	1,236
Nominal of trade receivables sold under factoring agreement	216	982	1,376
Discounts incurred	2	5	7
Deferred payments on balance sheet	7	34	167

NOTE 24: SUBSEQUENT EVENTS

Mittal Steel on January 14, 2005 announced that it has signed a share purchase agreement with Hunan Valin Iron & Steel Group Co., Ltd. ("Valin Group") to acquire 37.17% of the outstanding shares of Hunan Valin Steel Tube & Wire Co., Ltd., a listed subsidiary of Valin Group.

Under the terms of the share purchase agreement, Mittal Steel will acquire 656,250,000 legal person shares from Valin Group at a price of RMB 3.96 per share for a total consideration of RMB 2,599 million ($314). The consideration is subject to adjustment based on the net asset value of the Company as at December 31, 2004.

Mittal Steel on January 21, 2005 announced that it has mandated ABN AMRO, Citigroup Global Markets Limited, Deutsche Bank AG London and HSBC Bank plc (as Mandated Lead Arrangers and Book Runners) and CSFB and UBS Limited (as Mandated Lead Arrangers) to arrange a $3,200 unsecured revolving credit facility ("the Facility"). The Facility has been fully underwritten by the Mandated Lead Arrangers. It is expected to launch to the market at the end of January.

The Facility will be used to finance the cash portion of the consideration payable in connection with the proposed merger with International Steel Group Inc. ("ISG"), to refinance certain existing indebtedness of Mittal Steel and its subsidiaries and for general corporate purposes. The Facility will have a maturity of 5 years and the margin will be based on a rating grid. Mittal Steel is currently rated BBB (positive outlook) by S&P. Mittal Steel's $4,500 proposed merger with ISG is subject to approval by the shareholders of ISG and Mittal Steel. The transaction is expected to be completed in the first half of 2005.

Safe Harbour Statement

The Company has made, and may continue to make, various forward-looking statements with respect to its financial position, business strategy, projected costs, projected savings, and plans and objectives of management. Such forward-looking statements are identified by the use of the forward-looking words or phrases such as "anticipates", "intends", "expects", "plans", "believes", "estimates", or words or phrases of similar import. These forward-looking statements are subject to numerous assumptions, risks, and uncertainties and the statements looking forward beyond 2004 are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. Actual results could differ materially from those anticipated by the forward-looking statements.

Shareholder Information Relating to the Company's Dutch Annual Accounts

The Annual Report does not contain complete information related to the Company's statutory accounts, which must be adopted at the Annual General Meeting of shareholders, pursuant to Dutch law. A copy of the Dutch statutory accounts can be obtained free of charge by contacting the registered office of Mittal Steel Company N.V., Hofplein 20, 15th floor, 3032 AC Rotterdam, The Netherlands, or by contacting Kas Bank N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands.

MITTAL and MITTAL STEEL are trademarks owned by Mittal Steel Technologies Limited, a subsidiary of Mittal Steel Company N.V.

The paper and board used in the production of this Annual Report are made from a combination of 75% recycled pulp and de-inked post consumer waste. The remaining 25% pulp used is Elemental Chlorine Free. The paper mills and printer are ISO 14001 accredited.

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Mittal Steel

Hofplein 20
3032 AC Rotterdam
The Netherlands
T +31 10 217 8800
F +31 10 217 8850

Berkeley Square House
Berkeley Square
London W1J 6DA
T +44 (0) 20 7629 7988
F +44 (0) 20 7629 7993

www.mittalsteel.com